Exhibit 99.1

Royal Bank of Canada

Notice of Annual and Special Meeting of Common Shareholders
April 6, 2016
Management Proxy Circular

Helping clients thrive and communities prosper

YOUR VOTE IS IMPORTANT!

Royal Bank of Canada

Notice of Annual and Special Meeting of Common Shareholders

When:	Where:

Wednesday, April 6, 2016 at 9:30 a.m. (Eastern Time)	Mount Royal Centre, Auditorium 2200 Mansfield Street, Montreal, Quebec

Business of the meeting

At the meeting, shareholders will be asked to:

(1)	Receive our financial statements for the year ended October 31, 2015 and related auditor’s report;

(2)	Elect directors;

(3)	Appoint the auditor;

(4)	Consider an advisory resolution on our approach to executive compensation;

(5)	Confirm by special resolution amendments to RBC By-law Two to increase the maximum aggregate board compensation amount;

(6)	Consider the shareholder proposal set out in Schedule ‘B’ to the Proxy Circular; and

(7)	Consider any other business which may be properly brought before the meeting.

By order of the Board of Directors

Karen McCarthy

Vice-President, Associate General Counsel and Secretary

February 8, 2016

Your vote is very important!

You are encouraged to vote as early as possible so that your shares will be represented at the meeting.

Please complete, sign and return your proxy or voting instruction form to vote your shares. Detailed voting instructions for registered and non-registered shareholders may be found starting on page 4 of this Circular.

Your vote must be received by Computershare Trust Company of Canada, our transfer agent, no later than 5:00 p.m. (Eastern Time) on Monday, April 4, 2016.

If you plan on attending the meeting and you require any special arrangements for accessibility or hearing difficulties, please contact the Secretary of the Bank using the contact information on the back cover of this Circular.

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Dear Fellow Shareholders,

It is our pleasure to invite you to attend the Annual and Special Meeting of Common Shareholders at the Mount Royal Centre in Montreal, Quebec on Wednesday, April 6, 2016 at 9:30 a.m. You will be voting on a number of important matters and you will have an opportunity to ask questions of your Board of Directors and management.

Strategic and risk oversight

Your board’s most important responsibilities include oversight of the strategic direction of RBC and monitoring risk profile relative to risk appetite. As the financial services business and its regulation grow increasingly complex, we remain focused on the integration of strategy with risk appetite. For a detailed review of our strategic objectives, approach to risk management and strong 2015 results, please refer to our Annual Report.

Executive compensation

Our oversight of RBC compensation principles, policies, programs and decisions is another of your board’s important roles. Supported by the Human Resources Committee, the board ensures that compensation practices align with shareholder interests and appropriately balance risk and reward. Our report on executive compensation, beginning on page 46, outlines how compensation at RBC is designed to attract and retain talent, drive superior performance and generate sustainable, long-term shareholder value.

Strengthening board governance

We continuously assess our governance practices to build on our strengths and improve our effectiveness. This Circular includes reports on the activities of board committees over the past year, as well as a full description of our approach to governance, including our comprehensive annual board and director evaluations and approach to board succession. Together your board and management foster an environment that maximizes director engagement and facilitates enterprise-wide collaboration on key matters requiring board oversight.

Shareholder engagement

Engaging with investors and key stakeholders continues to be a priority for both management and the board. We welcome direct interaction with shareholders and look forward to seeing you at the Annual and Special Meeting, or connecting with you on the live stream by webcast at rbc.com/investorrelations.

We would like to express our heartfelt gratitude and appreciation to Victor L. Young and J. Pedro Reinhard for their years of service and commitment as directors of RBC.

Your vote and views are important to us, so please consider the information set out in this Circular and vote, either in person, via the Internet, by telephone or by completing and sending in your proxy or voting instruction form.

We thank you for your continued support of RBC and look forward to welcoming you in Montreal.

Sincerely,

Kathleen Taylor Chair of the Board of Directors	David McKay President and Chief Executive Officer

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Management Proxy Circular

WHAT’S INSIDE

The information in this Proxy Circular is as of February 8, 2016 unless stated otherwise.

Unless the context indicates otherwise, references to “RBC”, the “Bank”, and “we” mean Royal Bank of Canada, “shares” means common shares of the Bank, and “shareholder” and “you” mean a holder of shares.

All references to websites are for your information only. The information they contain, and any other websites they refer to, are not part of this Circular.

Business of the meeting

1.	Financial statements

The consolidated financial statements for the year ended October 31, 2015 are included in the Annual Report, which has been mailed to shareholders with this Circular and is available on our website at rbc.com/investorrelations.

2.	Election of directors

The number of directors to be elected is 14. Each director will be elected to hold office until the next Annual Meeting of Common Shareholders. The persons named in the enclosed form of proxy intend to vote for the election of the proposed nominees described starting on page 8 of this Circular. All of the nominees are currently directors of the Bank.

3.	Appointment of auditor

In keeping with our commitment to best practices in corporate governance, the Audit Committee completed a comprehensive tender process in 2015 for the 2016 external audit engagement. After careful consideration and subject to the approval of our shareholders, the Audit Committee selected PricewaterhouseCoopers LLP (PwC) based on the qualifications of its audit team, global staffing model, technology and independence. Deloitte LLP resigned as auditor of the Bank effective January 29, 2016 and the Board of Directors appointed PwC to

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fill the vacancy and to hold office until the next annual meeting. Additional documents related to the change of auditor, being the Change of Auditor Notice and the acknowledgements of that notice by PwC and Deloitte LLP, are set out in Schedule ‘A’ to this Circular. The persons named in the enclosed form of proxy intend to vote for the appointment of PwC as auditor of the Bank, to hold office until the next Annual Meeting of Common Shareholders.

4.	Shareholder advisory vote on our approach to executive compensation

The board believes that shareholders should have the opportunity to fully understand the philosophy, objectives and principles that the board has used to make executive compensation decisions. The board has a policy to hold at each annual meeting a non-binding advisory vote on our approach to executive compensation. This non-binding advisory vote forms an important part of the ongoing process of engagement between shareholders and the board on compensation.

We hope you will carefully review the 2015 Report on Executive Compensation starting on page 46 of this Circular. This report describes our compensation philosophy and objectives, and explains how our compensation programs are centred on a pay-for-performance culture and are aligned with strong risk management principles and the creation of long-term shareholder value. If you have any comments or questions about our approach to executive compensation, please contact the Chair of the Board using the contact information on the back cover of this Circular.

The Board of Directors recommends that shareholders approve the following advisory resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Management Proxy Circular delivered in advance of the 2016 Annual and Special Meeting of Common Shareholders.”

5.	Special resolution to amend By-law Two – maximum aggregate board compensation

The Bank Act requires that our By-laws set a maximum amount that may be paid in aggregate to all directors for their services during a fixed period of time. Section 1.1 of By-law Two of the Bank currently sets that amount at not more than $4,000,000 in each fiscal year. This limit has not been increased since its confirmation by shareholders in March 2006. Section 1.1 also makes reference to a Director Stock Option Plan. In keeping with best practices in governance, stock options have not been granted to directors since 2002, and the Board of Directors now intends to formally terminate the plan.

The Board of Directors has approved amendments to Section 1.1 of By-law Two to increase to $6,000,000 the maximum aggregate amount that may be paid to all directors in any fiscal year and to delete all reference to a Director Stock Option Plan. These amendments are not effective until confirmed by a special resolution of the shareholders, requiring the affirmative vote of not less than two-thirds of the votes cast by shareholders present in person or represented by proxy.

The existing $4,000,000 remuneration limit can accommodate the current number of directors, after giving effect to the increases in director compensation for fiscal 2016 discussed in the “Directors’ compensation” section of this Circular. The board believes, however, that an increase in the aggregate limit is advisable at this time for the following reasons:

•

A number of directors will retire from the board over the next several years. To manage this process and ensure a smooth transition, it may be necessary to appoint additional directors before incumbents retire, resulting in an increase in aggregate directors’ compensation during the transition period.

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•	To provide flexibility to continue to recruit highly qualified directors with top tier expertise and appropriate geographic representation that aligns with the Bank’s strategic objectives.
•

To reflect the increasing duties and time commitments of directors as a result of the expanding complexity of RBC and its businesses and greater oversight by regulators and the increased direct engagement of RBC directors with these regulators and other stakeholders.

•

To ensure the Bank and its subsidiaries have flexibility to compensate RBC directors who, in satisfaction of regulatory requirements or otherwise, may be asked from time to time to serve on boards of RBC subsidiaries in jurisdictions outside Canada, including in the U.S.

The Board of Directors therefore recommends that shareholders approve the following special resolution:

“Resolved that the amendments to Section 1.1 of By-law Two, deleting reference to a Director Stock Option Plan and deleting ‘$4,000,000’ and replacing it with ‘$6,000,000’, are confirmed.”

Following confirmation by shareholders, the text of Section 1.1 of By-law Two will read as follows: “A maximum amount of $6,000,000 from the funds of the Bank may be paid in each fiscal year to the directors of the Bank to remunerate them for their services as such, in such proportions as the directors may determine.”

6.	Shareholder proposals

Set out in Schedule ‘B’ to this Circular is a shareholder proposal that has been submitted for consideration at the Annual and Special Meeting of Common Shareholders and the board’s voting recommendation.

The final date for submission of proposals by shareholders for inclusion in the Circular in connection with next year’s Annual Meeting of Common Shareholders will be November 10, 2016.

Voting information

Who can vote

You have the right to vote if you owned shares on February 8, 2016. There were 1,486,712,304 outstanding shares that were eligible to vote on that date. Each outstanding share is entitled to one vote, subject to the voting restrictions explained below.

Shares cannot be voted if they are beneficially owned by:

•	the Canadian government or any of its agencies;
•	a provincial government or any of its agencies;
•	the government of a foreign country or of any political subdivision of a foreign country or any of its agencies; or
•	any person who has acquired more than 10% of any class of our shares without the approval of the Minister of Finance.

In addition, no person may cast votes in respect of any shares beneficially owned by the person or entities controlled by that person that represent, in the aggregate, more than 20% of the eligible votes.

As of February 8, 2016, Management and the board are not aware of any person who owns or exercises control or direction over more than 10% of the outstanding shares.

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About voting

You can vote your shares by proxy or in person at the meeting. Please follow the instructions below based on whether you are a registered or non-registered shareholder.

A simple majority of the votes cast by proxy or in person will constitute approval of matters voted on at the meeting, with the exception of the special resolution to amend By-law Two of the Bank’s By-laws to increase the maximum aggregate board compensation amount, which must be approved by not less than two-thirds of the votes cast by proxy or in person.

How to vote – non-registered shareholders

You are a non-registered shareholder if you hold shares through an intermediary such as a securities broker, trustee or financial institution. Your intermediary will send you a voting instruction form with this Circular.

OPTION 1 – IF ATTENDING THE MEETING

We do not have unrestricted access to the names of our non-registered shareholders, and so may have no record of your shareholdings or entitlement to vote. You must follow the instructions of your intermediary to vote.

•	Complete your name in the space provided in the section of the voting instruction form that instructs your intermediary to appoint you as proxyholder.
•	Sign and return the voting instruction form to your intermediary according to the delivery instructions provided.
•	Do not complete the voting instructions section of the form as you will be voting at the meeting.
•	When you arrive at the meeting, please check in at the registration desk.

OPTION 2 – IF NOT ATTENDING THE MEETING

You can provide your voting instructions to your intermediary in the following manner:

Internet	Visit www.proxyvote.com and enter your 16-digit control number listed on the enclosed voting instruction form.
Telephone	English: 1-800-474-7493 French: 1-800-474-7501
Mail	Complete your voting instruction form and return it in the envelope provided.
Fax	Complete your voting instruction form and fax it to: 905-507-7793 OR 514-281-8911

If you change your mind

If you have already sent your completed voting instruction form to your intermediary and you change your mind about your voting instructions, or want to vote in person at the meeting, contact your intermediary to find out what to do.

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How to vote – registered shareholders

You are a registered shareholder if the shares you own are registered directly in your name. If that is the case, your name appears on your share certificate or a statement from a direct registration system confirming your shareholdings. You will find a form of proxy in this package.

OPTION 1 – IF ATTENDING THE MEETING

•	Do not complete or return your form of proxy as you will be voting at the meeting.
•	When you arrive at the meeting, please check in at the registration desk with our transfer agent, Computershare Trust Company of Canada (Computershare).

OPTION 2 – IF NOT ATTENDING THE MEETING

You can provide your voting instructions to Computershare in the following manner:

Internet	Visit www.investorvote.com and enter your 15-digit control number listed on the enclosed form of proxy.
Mail	Complete your form of proxy and return it in the envelope provided.
Fax	Complete your form of proxy and fax it to: 1-866-249-7775 (toll free in Canada and the U.S.) (416) 263-9524 (outside North America)

If you change your mind

You may revoke your proxy by delivering written notice to the:

•	Secretary of the Bank using the contact information on the back cover of this Circular, not later than the last business day before the day of the meeting; OR
•	Chair of the Board on the day of the meeting or any adjournment.

Voting by proxy

The enclosed form of proxy gives Kathleen Taylor or David McKay, each a director of RBC, authority to vote your shares at the meeting or any adjournment.

You can choose another person or company to be your proxyholder, including someone who is not a shareholder. You can do so by inserting the name of the person or company in the blank space provided on the form of proxy. If you appoint someone else, he or she must be present at the meeting to vote your shares.

How your proxy will be voted

On the form of proxy, you can indicate how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you.

If you have specified how you want your shares to be voted on a particular matter, then your proxyholder must follow your instructions. If you have not specified how you want your shares to be voted on a particular matter, then your proxyholder can vote your shares as he or she sees fit.

Unless you provide contrary instructions, shares represented by proxies received by management or the board will be voted as follows:

•	FOR the election as directors of the proposed nominees;
•	FOR the appointment of PricewaterhouseCoopers LLP (PwC) as auditor;
•	FOR the advisory resolution on our approach to executive compensation;
•	FOR the amendments to RBC By-law Two to increase the maximum aggregate board compensation amount;
•	FOR management’s proposals generally; and
•	AGAINST the shareholder proposal set out in Schedule ‘B’.

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Amendments or other items of business at the meeting

If amendments to the items described in this Circular or other items of business are properly brought before the meeting, the persons named in the enclosed form of proxy will vote on them in accordance with the discretionary authority conferred by the form of proxy.

Confidentiality

Proxies are counted by our transfer agent, Computershare, who protects the confidentiality of individual shareholder votes, except if the shareholder clearly intends to communicate his or her individual position to the board or management or it is legally required.

Proxy solicitation

RBC management is soliciting your proxy for use at our Annual and Special Meeting of Common Shareholders on April 6, 2016 or any adjournment.

The solicitation of proxies will be made primarily by mail. However our directors, officers and employees may also call, write or speak to you to encourage you to vote. We have retained Laurel Hill Advisory Group to help us with this process, at an estimated cost of $25,000. We pay the costs associated with soliciting proxies.

Meeting information

Voting results

Following the meeting we will post the voting results on our website at rbc.com/investorrelations and file the results with securities regulators at sedar.com.

Minutes of meeting

The minutes of the meeting will be available on our website at rbc.com/investorrelations and printed copies may be obtained free of charge from the Secretary, using the contact information on the back cover of this Circular.

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Director nominees

This section provides information on nominees proposed for election at the meeting, including a summary of their career experience, board committee membership and directorships at other public corporations in the past five years. The information on each director nominee is current as of February 8, 2016.

This section also includes their equity ownership in RBC at the end of our last two fiscal years, consisting of shares and Director Deferred Stock Units (DDSUs) credited under the Director Deferred Stock Unit Plan (DDSUP). The value of shares/DDSUs was calculated using the closing price of RBC common shares on the Toronto Stock Exchange (TSX) on October 30, 2015, which was $74.77 per share, and on October 31, 2014, which was $80.01 per share. None of the nominees hold shares of RBC subsidiaries.

The attendance figures reflect the number of board and committee meetings held in fiscal 2015 and each nominee’s attendance for the time they served.

W. Geoffrey Beattie Toronto, ON, Canada Age 55 | Director since 2001 Independent 2015 Annual Meeting Votes in favour: 98.47%

Mr. Beattie is Chief Executive Officer of Generation Capital (a private investment firm) and Chairman of Relay Ventures (a venture capital firm). He was Deputy Chairman of Thomson Reuters Corporation from 2000 to 2013 and was President and Chief Executive Officer of The Woodbridge Company Limited (an investment holding company) from 1998 to 2012. Mr. Beattie is a director of DBRS Ratings Limited and is a trustee of the University Health Network.

Mr. Beattie holds a law degree from the University of Western Ontario.

Public company directorships in the past five years
• Acasta Enterprises Inc. (2015 – present)
• General Electric Company (2009 – present)
• Maple Leaf Foods Inc. (2008 – present)
• Thomson Reuters Corporation (1998 – 2013)
Areas of expertise
	• Financial services	• Legal / regulatory	• Technology / digital
	• International business	• Risk management
Attendance (Overall attendance 93.1%)
	Board/Committee Membership	Regular	Special
	Board	8/8	–
	Human Resources	5/6	1/1
	Risk – Chair (1)	7/8	6/6

Securities held as at fiscal year end
Fiscal Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $630,000
2015	18,080	66,969	85,049	$6,359,114	10.1 x
2014	17,536	61,103	78,638	$6,291,826	10.0 x

(1)	Effective January 1, 2016, Mr. Beattie completed his term as Risk Committee Chair.

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Jacynthe Côté Montreal, QC, Canada Age 57 | Director since 2014 Independent 2015 Annual Meeting Votes in favour: 99.63%

Ms. Côté is a corporate director. She was President and Chief Executive Officer of Rio Tinto Alcan (a metals and mining company) from 2009 until 2014 and served in an advisory role until her retirement in 2014. Prior to that, she served as President and Chief Executive Officer of Rio Tinto Alcan’s Primary Metal business group. Ms. Côté joined Alcan Inc. in 1988 and served in a variety of progressively senior leadership roles during her 26-year career.

Ms. Côté serves as a member of the Advisory Board of the Montreal Neurological Institute, and is on the Board of Directors of École des Hautes Études Commerciales de Montréal.

Ms. Côté has a Bachelor degree in Chemistry from Laval University.

Public company directorships in the past five years (1)
• Finning International Inc. (2014 – present)
• Suncor Energy Inc. (2015 – present)
Areas of expertise
			• Human resources	• Natural resources
			• International business	• Public policy
Attendance (Overall attendance 100%)
			Board/Committee Membership		Regular	Special
			Board		8/8	–
			Audit		8/8	–
			Governance		6/6	–
Securities held as at fiscal year end
Fiscal Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $630,000
2015	2,000	3,251	5,251	$392,617	0.6 x
2014	2,000	442	2,442	$195,384	0.3 x

(1)	Ms. Côté has informed RBC that she will be standing for election as a director of Transcontinental Inc. at its annual meeting of shareholders to be held on March 9, 2016.

Toos N. Daruvala New York, NY, U.S.A. Age 60 | Director since 2015 Independent 2015 Annual Meeting Votes in favour: 99.51%

Mr. Daruvala is a Senior Advisor and Director Emeritus of McKinsey & Company (a management consulting firm). Until his retirement in 2015, he led McKinsey’s risk management practice in the Americas, and led their banking and securities practice in the Americas from 2005 to 2011. During his career at McKinsey he advised senior financial services executives on a broad range of strategic and operational matters.

Mr. Daruvala is a member of the Advisory Board of the Ross School of Business at the University of Michigan and the Board of the New York Philharmonic. He is an Executive-in-Residence at the Columbia Business School.

Mr. Daruvala holds a Master of Business Administration from the University of Michigan and a Bachelor of Technology in Electrical Engineering from the Indian Institute of Technology.

Public company directorships in the past five years – None
Areas of expertise
			• Financial services	• Legal / regulatory
			• International business	• Risk management
Attendance (Overall attendance 95.5%) (1)
			Board/Committee Membership		Regular	Special
			Board		7/7	–
			Governance		3/3	–
			Risk (2)		6/6	5/6
Securities held as at fiscal year end
Fiscal Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $630,000
2015	–	2,310	2,310	$172,719	0.3 x

(1)	Effective April 9, 2015, Mr. Daruvala joined the Governance Committee.
(2)	Effective January 1, 2016, Mr. Daruvala was appointed Risk Committee Chair.

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David F. Denison, O.C., FCPA, FCA Toronto, ON, Canada Age 63 | Director since 2012 Independent 2015 Annual Meeting Votes in favour: 99.01%

Mr. Denison is a corporate director. He served as President and Chief Executive Officer of the Canada Pension Plan Investment Board from 2005 to 2012. Prior to that, he was President of Fidelity Investments Canada Limited. Mr. Denison is a director of Bell Canada and is Vice-Chair of Sinai Health System. He is also a member of the Investment Board and the International Advisory Committee of the Government of Singapore Investment Corporation, the International Advisory Council of the China Investment Corporation and the World Bank Treasury Expert Advisory Committee.

Mr. Denison earned Bachelor degrees in mathematics and education from the University of Toronto. He is a Chartered Professional Accountant and a Fellow of the Institute of Chartered Accountants of Ontario. Mr. Denison is an Officer of the Order of Canada.

Public company directorships in the past five years
• Allison Transmission Holdings, Inc. (2013 – present)
• BCE Inc. (2012 – present)
• Hydro One Limited – Board Chair (2015 – present)
Areas of expertise
	• Financial / accounting	• International business	• Risk management
	• Financial services	• Public policy
Attendance (Overall attendance 100%) (1)
	Board/Committee Membership	Regular	Special
	Board	8/8	–
	Audit – Chair	8/8	–
	Human Resources	1/1	–
	Risk	7/7	6/6

Securities held as at fiscal year end
Fiscal Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $630,000
2015	1,000	10,866	11,866	$887,221	1.4 x
2014	–	7,128	7,128	$570,311	0.9 x

(1)	Effective January 1, 2015, Mr. Denison was appointed Audit Committee Chair and moved to the Risk Committee from the Human Resources Committee.

Richard L. George, O.C. Calgary, AB, Canada Age 65 | Director since 2012 Independent 2015 Annual Meeting Votes in favour: 99.51%

Mr. George is a partner of Novo Investment Group (an investment management company). He served as Chief Executive Officer of Suncor Energy Inc. from 1991 to 2012 and was President from 1991 until 2011.

Mr. George holds a Bachelor of Science in engineering from Colorado State University, a law degree from the University of Houston Law School and is a graduate of the Harvard Business School Program for Management Development. Mr. George is an Officer of the Order of Canada.

Public company directorships in the past five years
• Penn West Petroleum Ltd. – Board Chair (2013 – present)
• Anadarko Petroleum Corporation (2012 – present)
• Canadian Pacific Railway Limited (2011 – 2012)
• Suncor Energy Inc. (1991 – 2012)
• Transocean Ltd. (2007 – 2011)
Areas of expertise
	• Financial / accounting	• Legal / regulatory	• Public policy
	• International business	• Natural resources
Attendance (Overall attendance 100%) (1)
	Board/Committee Membership	Regular	Special
	Board	8/8	–
	Governance	1/1	–
	Human Resources – Chair	5/5	1/1
	Risk	8/8	6/6

Securities held as at fiscal year end
Fiscal Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $630,000
2015	27,730	11,888	39,618	$2,962,238	4.7 x
2014	22,730	8,222	30,952	$2,476,470	3.9 x

(1)	Effective January 1, 2015, Mr. George was appointed Human Resources Committee Chair and ceased to be a member of the Governance Committee.

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Alice D. Laberge Vancouver, BC, Canada Age 59 | Director since 2005 Independent 2015 Annual Meeting Votes in favour: 99.37%

Ms. Laberge is a corporate director. She served as President, Chief Executive Officer and a director of Fincentric Corporation until 2005. She was previously Chief Financial Officer and Senior Vice-President of Finance for MacMillan Bloedel Limited. Ms. Laberge is Chair of the Board of SilverBirch Holdings Inc. and is Vice Chair of the Board of Governors of the University of British Columbia.

Ms. Laberge has a Master of Business Administration from the University of British Columbia and a Bachelor of Science from the University of Alberta.

Public company directorships in the past five years
• Potash Corporation of Saskatchewan (2003 – present)
• Russel Metals Inc. (2007 – present)
Areas of expertise
	• Financial / accounting	• Natural resources
	• Human resources	• Technology / digital
Attendance (Overall attendance 100%)
	Board/Committee Membership	Regular	Special
	Board	8/8	–
	Audit	8/8	–
	Human Resources	6/6	1/1

Securities held as at fiscal year end
Fiscal Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $630,000
2015	5,000	39,418	44,418	$3,321,134	5.3 x
2014	5,000	35,844	40,844	$3,267,928	5.2 x

Michael H. McCain Toronto, ON, Canada Age 57 | Director since 2005 Independent 2015 Annual Meeting Votes in favour: 99.19%

Mr. McCain is President and Chief Executive Officer of Maple Leaf Foods Inc. (a food processing company) and he is President and a director of McCain Capital Inc. He is a director of the Centre for Addiction and Mental Health Foundation and MaRS Discovery District, and a member and director of the Canadian Council of Chief Executives. He is on the Advisory Board of the Richard Ivey School of Business.

Mr. McCain holds a Bachelor of Business Administration (Honours) from the University of Western Ontario.

Public company directorships in the past five years
• Maple Leaf Foods Inc. (1995 – present)
• Canada Bread Company Limited (1995 – 2014)
Areas of expertise
	• Consumer	• International business	• Public policy
Attendance (Overall attendance 78.6%)
	Board/Committee Membership	Regular	Special
	Board	6/8	–
	Governance	5/6	–
	Risk	6/8	5/6

Securities held as at fiscal year end
Fiscal Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $630,000
2015	15,063	39,119	54,182	$4,051,188	6.4 x
2014	15,063	34,949	50,012	$4,001,460	6.4 x

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David I. McKay Toronto, ON, Canada Age 52 | Director since 2014 Not Independent (Management) 2015 Annual Meeting Votes in favour: 99.58%

Mr. McKay assumed the role of President of RBC in February 2014 and Chief Executive Officer in August 2014. He previously served as Group Head, Personal & Commercial Banking from 2012 to 2014 and as Group Head, Canadian Banking from 2008 to 2012. Mr. McKay started his career at RBC over 26 years ago and has held progressively senior roles. He serves on the Board of Trustees for the Hospital for Sick Children and is Chair of the Toronto Region Immigrant Employment Council. He is a director of The Conference Board of Canada and a member of the Catalyst Canada Advisory Board and the Canadian Council of Chief Executives.

Mr. McKay holds a Master of Business Administration from the Richard Ivey School of Business at the University of Western Ontario and a Bachelor of Mathematics from the University of Waterloo.

Public company directorships in the past five years – None
Areas of expertise
	• Consumer	• Financial services	• Technology / digital
	• Financial / accounting	• Risk management
Attendance (Overall board meeting attendance 100%)
	Board/Committee Membership	Regular	Special
	Board	8/8	–
Mr. McKay is not a member of any board committee but attends committee meetings at the invitation of the committees.

Securities held as at fiscal year end
Fiscal Year	Shares (#)	PDSUs (1) (#)	Total Shares/PDSUs (#)	Total as a multiple of share ownership requirement of 8x of last 3 years’ average salary	Mr. McKay, as an executive of RBC, does not receive separate compensation for his service as a director.
2015	26,571	139,249	165,820	12.3 x
2014	21,234	130,559	151,793	15.3 x

(1)	Represents performance deferred share units under the Performance Deferred Share Unit Program, described on pages 63 and 64.

Dr. Heather Munroe-Blum, O.C., O.Q., PH.D., FRSC Montreal, QC, Canada Age 65 | Director since 2011 Independent 2015 Annual Meeting Votes in favour: 99.60%

Dr. Munroe-Blum is Chairperson, Canada Pension Plan Investment Board. She served as Principal (President) of McGill University from 2003 until 2013 and was previously Vice-President (Research and International Relations), University of Toronto. She is a member of the Canada Foundation for Innovation and the Board of Stanford University’s Center for Advanced Study in the Behavioral Sciences. She is a Director of the C.D. Howe Institute, and Vice-Chair of the Gairdner Foundation.

Dr. Munroe-Blum earned bachelor degrees of arts and social work from McMaster University and a Master of Social Work from Wilfrid Laurier University. She also received a PhD in Epidemiology from the University of North Carolina at Chapel Hill. She is an Officer of the Order of Canada, Officer of l’Ordre national du Québec and a Specially Elected Fellow of the Royal Society of Canada.

Public company directorships in the past five years
• CGI Group Inc. (2015 – present)
• Yellow Media Inc. (2006 – 2011)
Areas of expertise
	• Consumer	• International business	• Technology / digital
	• Human resources	• Public policy
Attendance (Overall attendance 100%)
	Board/Committee Membership	Regular	Special
	Board	8/8	–
	Governance – Chair	6/6	–
	Risk	8/8	6/6

Securities held as at fiscal year end
Fiscal Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $630,000
2015	350	12,799	13,149	$983,151	1.6 x
2014	350	9,308	9,658	$772,737	1.2 x

Royal Bank of Canada  |    13

Thomas A. Renyi New Harbor, ME, U.S.A. Age 69 | Director since 2013 Independent 2015 Annual Meeting Votes in favour: 99.21%

Mr. Renyi is a corporate director. He was Executive Chairman of The Bank of New York Mellon from 2007 until he retired in 2008. Prior to 2007 he was Chairman and CEO of The Bank of New York Company, Inc. and the Bank of New York for 10 years. Mr. Renyi’s career spanned almost four decades at The Bank of New York Mellon and its predecessor company. Mr. Renyi is a director of RBC USA Holdco Corporation. He is Trustee Emeriti of the Lincoln Center for the Performing Arts and Trustee of Catholic Charities of New York.

Mr. Renyi earned a Master of Business Administration and a Bachelor of Arts in Business Administration from Rutgers University.

Public company directorships in the past five years
• The Hartford Financial Services Group Inc. – Presiding Director (2010 – present)
• Public Service Enterprise Group – Presiding Director (2003 – present)
Areas of expertise
			• Financial / accounting	• International business		• Technology / digital
			• Financial services	• Risk management
Attendance (Overall attendance 86.7%)
			Board/Committee Membership		Regular	Special
			Board		7/8	–
			Audit		6/8	–
			Risk		7/8	6/6
Securities held as at fiscal year end
Fiscal Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $630,000
2015	–	6,332	6,332	$473,444	0.8 x
2014	–	3,406	3,406	$272,514	0.4 x

Edward Sonshine, O.ONT., Q.C. Toronto, ON, Canada Age 69 | Director since 2008 Independent 2015 Annual Meeting Votes in favour: 97.22%

Mr. Sonshine is Chief Executive Officer of RioCan Real Estate Investment Trust (a real estate investment entity) and also served as its President from 1994 to 2012. Mr. Sonshine is a director of Sinai Health System and various not-for-profit organizations.

Mr. Sonshine has a law degree from Osgoode Hall Law School and a Bachelor of Arts from the University of Toronto. Mr. Sonshine is a Member of the Order of Ontario.

Public company directorships in the past five years
• Cineplex Inc. (2010 – present)
• RioCan Real Estate Investment Trust (1993 – present)
• Chesswood Group Limited (2006 – 2012)
Areas of expertise
	• Legal / regulatory	• Public policy	• Real estate
Attendance (Overall attendance 100%)
	Board/Committee Membership	Regular	Special
	Board	8/8	–
	Audit	8/8	–
	Governance	6/6	–

Securities held as at fiscal year end
Fiscal Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $630,000
2015	15,000	28,901	43,901	$3,282,478	5.2 x
2014	15,000	25,119	40,119	$3,209,921	5.1 x

14    |  Royal Bank of Canada

Kathleen P. Taylor Toronto, ON, Canada Age 58 | Director since 2001 Independent 2015 Annual Meeting Votes in favour: 99.24%

Ms. Taylor is Chair of the Board of RBC. She is the former President and Chief Executive Officer of Four Seasons Hotels and Resorts, where she served in a variety of senior leadership roles from 1989 to 2013. She is a director of the Canada Pension Plan Investment Board. Ms. Taylor is Chair of the Board of the Hospital for Sick Children Foundation, the Chair of the Principal’s International Advisory Board of McGill University and a member of the Dean’s Advisory Council of the Schulich School of Business at York University.

Ms. Taylor has a Master of Business Administration and an Honorary Doctorate of Laws from the Schulich School of Business, a law degree from Osgoode Hall Law School and a Bachelor of Arts (Honours) from the University of Toronto.

Public company directorships in the past five years
• Adecco Group (2015 – present)
Areas of expertise
	• Consumer	• Human resources	• Legal / regulatory
	• Financial / accounting	• International business
Attendance (Overall board meeting attendance 100%)
	Board/Committee Membership	Regular	Special
	Board – Chair	8/8	–
As Chair of the Board, Ms. Taylor is not a member of any board committee but attends and participates at committee meetings. In fiscal 2015, she attended 100% of board committee meetings.

Securities held as at fiscal year end
Fiscal Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $630,000
2015	31,640	62,666	94,306	$7,051,260	11.2 x
2014	31,640	58,818	90,458	$7,237,545	11.5 x

Bridget A. van Kralingen New York, NY, U.S.A. Age 52 | Director since 2011 Independent 2015 Annual Meeting Votes in favour: 99.12%

Ms. van Kralingen is Senior Vice-President of IBM Global Business Services, IBM Corporation (an information technology company). From 2010 to 2012 she served as General Manager of IBM North America, and from 2007 to 2010 as General Manager of IBM Global Business Services, North East Europe, Middle East and Africa. Ms. van Kralingen joined IBM in 2004 from Deloitte Consulting, U.S., where she was Managing Partner, Financial Services.

Ms. van Kralingen holds a Bachelor of Commerce from the University of the Witwatersrand, South Africa, an Honours degree in Commerce from the University of Johannesburg and a Master of Commerce in Industrial and Organisational Psychology from the University of South Africa.

Public company directorships in the past five years – None
Areas of expertise
	• Financial / accounting	• International business
	• Financial services	• Technology / digital
Attendance (Overall attendance 93.1%)
	Board/Committee Membership	Regular	Special
	Board	8/8	–
	Human Resources	5/6	1/1
	Risk	8/8	5/6

Securities held as at fiscal year end
Fiscal Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $630,000
2015	–	14,474	14,474	$1,082,221	1.7 x
2014	–	11,239	11,239	$899,232	1.4 x

Royal Bank of Canada  |    15

Thierry Vandal Mamaroneck, NY, U.S.A. Age 55 | Director since 2015 Independent

Mr. Vandal is President of Axium Infrastructure US Inc. (a portfolio management firm). Mr. Vandal was President and Chief Executive Officer of Hydro-Québec from 2005 until his retirement in 2015. He serves on the boards of École des Hautes Études Commerciales (HEC) Montréal and McGill University.

Mr. Vandal holds a Master of Business Administration in Finance from HEC Montréal and an engineering degree from École Polytechnique de Montréal.

Public company directorships in the past five years
• Veresen Inc. (2015 – present)
Areas of expertise
	• Financial / accounting	• Natural resources	• Risk management
	• Human resources	• Public policy
Attendance (Overall attendance 100%) (1)
	Board/Committee Membership	Regular	Special
	Board	3/3	–
	Audit	2/2	–
	Human Resources	2/2	–

Securities held as at fiscal year end
Fiscal Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $630,000
2015	1,019	932	1,951	$145,876	0.2 x

(1)	Effective July 8, 2015, Mr. Vandal was appointed a director and joined the Audit and Human Resources Committees.

Further information on proposed nominees

For further information relating to the proposed nominees, refer to the section entitled “Directors and Executive Officers” in our Annual Information Form (AIF) dated December 1, 2015. This information is current as of the date of this Circular. A copy of our AIF may be found on our website at rbc.com/investorrelations, at sedar.com or obtained free of charge on request from the Secretary using the contact information on the back cover of this Circular.

Director attendance and meetings held during the fiscal year ended October 31, 2015

Minimum attendance of 75% of board and committee meetings is required, except where the Governance Committee determines that factors beyond a director’s control prevented an individual from achieving the minimum attendance level.

Fiscal 2015 board & committee meetings	Regular	Special	Attendance of retiring directors	Regular	Special
Board	8	–	J. Pedro Reinhard – 100% attendance
Audit	8	–	Board	8/8	–
Governance	6	–	Audit	8/8	–
Human Resources	6	1	Human Resources	6/6	1/1
Risk	8	6	Victor L. Young – 90.9% attendance (1)
Average attendance of all directors at board and committee meetings was 97.7% and 94.7%, respectively.			Board	8/8	–
			Audit	4/4	–
			Governance	4/5	–
			Human Resources	3/4	–
			Risk	1/1	–
			(1) Effective January 1, 2015, Mr. Young moved from the Risk Committee to the Governance Committee and effective April 9, 2015, he moved from the Audit Committee to the Human Resources Committee.

16    |  Royal Bank of Canada

Board competency matrix

The board maintains a matrix identifying the major competencies and experience that the board has identified as important to the organization with a view to the longer-term strategic focus of RBC, and indicating the experience contributed by each nominee director. All of our directors have knowledge and skill acquired from senior level involvement in major organizations and the matrix presumes that each has governance experience and shares a commitment to and accountability for corporate citizenship.

Directors
W.G. Beattie	✓			✓		✓	✓				✓	✓
J. Côté	✓				✓	✓		✓	✓
T.N. Daruvala	✓			✓		✓	✓				✓
D.F. Denison	✓		✓	✓		✓			✓		✓
R.L. George	✓		✓			✓	✓	✓	✓
A.D. Laberge	✓		✓		✓			✓				✓
M.H. McCain	✓	✓				✓			✓
D.I. McKay*		✓	✓	✓							✓	✓
H. Munroe-Blum	✓	✓			✓	✓			✓			✓
T.A. Renyi	✓		✓	✓		✓					✓	✓
E. Sonshine	✓						✓		✓	✓
K.P. Taylor	✓	✓	✓		✓	✓	✓
B.A. van Kralingen	✓		✓	✓		✓						✓
T. Vandal	✓		✓		✓			✓	✓		✓

*	Mr. McKay is President and CEO of the Bank and is therefore not independent.

Directors’ compensation

Our approach

Experienced, focused and talented directors are essential to building a sustainable future for RBC. The Governance Committee is responsible for all aspects of board compensation and annually reviews the form and amount of independent directors’ compensation taking into account the:

•	size, complexity and geographic scope of RBC;
•	time commitment expected of directors;
•	overall expertise and experience required;
•	need for compensation that is fair and positioned to attract highly qualified directors; and
•	alignment of the interests of directors with those of our shareholders.

Royal Bank of Canada  |    17

Decision-making process

The Governance Committee assesses the design and competitiveness of our board compensation in the context of industry best practices and with reference to a core comparator group of Canadian financial institutions and other Canadian companies of similar scope and complexity and comparable size, as measured by financial criteria, including market capitalization, total revenue and other measures.

This core comparator group consists of these Canadian companies:

Financial institutions		Non-financial institutions
Bank of Montreal	Manulife Financial	BCE	Suncor Energy
Bank of Nova Scotia	Sun Life Financial	Canadian National Railway	TransCanada
Canadian Imperial Bank of Commerce	Toronto-Dominion Bank	Enbridge

For additional context, in reviewing board compensation, the Committee also makes reference to a broader group of U.S. and international financial institutions.

Compensation components

RBC believes in a compensation structure that is effective and transparent. Each independent director is paid a flat annual fee to cover all of his or her responsibilities, attendance and work performed during the year. In keeping with recognized best practices of board compensation governance, directors are not remunerated with awards of stock options.

Mr. McKay, as an officer of RBC, does not receive any director compensation.

In fiscal 2015, RBC paid its independent directors the following compensation:

Annual retainers	($)
Annual board retainer	210,000	(1)
Additional Chair retainers:
Board	275,000
Audit Committee	50,000
Human Resources Committee	50,000
Risk Committee	50,000
Governance Committee	25,000

(1)	A minimum of $115,000 must be taken in RBC equity.

Independent directors do not participate in the Bank’s pension plans. Directors are reimbursed for travel and other expenses incurred for attendance at board and committee meetings and for other meetings or business at the request of RBC.

Membership on subsidiary boards

From time to time, independent RBC directors are asked to serve as directors of RBC subsidiaries. On September 11, 2015, Mr. Renyi joined the board of RBC USA Holdco Corporation, our U.S. bank holding company, and became chair of its risk committee. During fiscal 2015 he was paid pro-rated portions of the board retainer of US$135,000 and of the risk committee chair retainer of US$30,000. On December 15, 2015, RBC USA Holdco Corporation also established a director deferred stock unit plan that is substantially similar to the Bank’s Director Deferred Stock Unit Plan. Mr. Renyi’s compensation for serving in this capacity was approved by the RBC board on the recommendation of the Governance Committee.

18    |  Royal Bank of Canada

Director compensation table

The following table sets out the total compensation paid to independent directors in fiscal 2015.

Directors	Fees earned ($)	All other compensation ($)	Total ($)
W.G. Beattie (1)	260,000	–	260,000
J. Côté	210,000	–	210,000
T.N. Daruvala (2)	175,000	–	175,000
D.F. Denison (3)	260,000	–	260,000
R.L. George (4)	251,667	–	251,667
A.D. Laberge	210,000	–	210,000
M.H. McCain	210,000	–	210,000
H. Munroe-Blum (5)	235,000	–	235,000
J.P. Reinhard	210,000	–	210,000
T.A. Renyi (6)	210,000	35,956	245,956
E. Sonshine	210,000	–	210,000
K.P. Taylor (7)	485,000	–	485,000
B.A. van Kralingen	210,000	–	210,000
T. Vandal (8)	70,000	–	70,000
V.L. Young	218,333	–	218,333
Director who retired in 2015
T.J. Hearn (9)	105,000	50,000	155,000
TOTAL			3,615,956

(1)	Fees include Risk Committee Chair retainer.
(2)	Mr. Daruvala was appointed a director effective January 1, 2015 and received a pro-rated portion of the annual board retainer.
(3)	On January 1, 2015, Mr. Denison retired as Human Resources Committee Chair and was appointed Audit Committee Chair. He received pro-rated portions of these Committee Chair retainers.
(4)	Mr. George was appointed Human Resources Committee Chair on January 1, 2015 and received a pro-rated portion of this Committee Chair retainer.
(5)	Fees include Governance Committee Chair retainer.
(6)	Mr. Renyi joined the board of RBC USA Holdco Corporation on September 11, 2015 and was paid pro-rated portions of his annual board and risk committee chair retainers totaling US$27,500. U.S. dollar compensation has been converted to Canadian dollars using the Bank of Canada’s foreign exchange rate of US$1.00 = C$1.3075 reflecting the foreign exchange rate on the last trading day of the 2015 fiscal year.
(7)	Fees include Board Chair retainer.
(8)	Mr. Vandal was appointed a director effective July 8, 2015 and received a pro-rated portion of the annual board retainer.
(9)	Mr. Hearn retired on April 10, 2015 and received a pro-rated portion of the annual board retainer. RBC made a donation of $50,000 to a charity of his choice.

Alignment of interests of directors and shareholders

The board believes the following measures effectively align the interests of directors with those of our shareholders.

Share ownership guideline

Within five years of joining the board, directors are required to own shares and DDSUs with a total aggregate value of not less than three times the board retainer, or $630,000.

This requirement will increase to $750,000 on May 1, 2016, marking an increase of $120,000 for 2016. As part of this $750,000 investment, directors must own at least 1,000 RBC common shares.

Royal Bank of Canada  |    19

Investment of directors’ fees

Until a director ceases to be a member of the board, $115,000 (increasing to $150,000 effective May 1, 2016) of a director’s annual board retainer (the equity portion) must be invested and held until retirement, either in RBC shares under the Director Share Purchase Plan (DSPP) or in Director Deferred Stock Units (DDSUs) under the Director Deferred Stock Unit Plan (DDSUP). DDSUs are notional units that have the same value as our common shares, and therefore have the same associated risk. Directors can elect to invest more than the equity portion of their board retainer under either plan.

In addition, the equity portion of the board retainer will be paid in shares under the DSPP until a director owns at least 1,000 RBC common shares.

Plan	Investment of fees	Value of equity	Payout
DDSUP	• Directors may invest in the form of DDSUs:	The value of a DDSU, when credited to or redeemed by a director, is equal to the average closing price of an RBC common share over the 5 preceding trading days.	Directors cannot redeem DDSUs for cash until they cease to be board members.
– the equity portion of their annual board retainer; and
– 100% or 50% of the non-equity portion of their retainer or of any chair retainer.
• Additional DDSUs are earned as dividend equivalents.
• In the event of stock splits, stock dividends or other changes affecting shares, proportionate adjustments are made to DDSUs.
DSPP	• Directors may invest in RBC shares:	Shares are purchased at market prices.	Directors must retain shares purchased with the equity portion of the annual board retainer until they cease to be board members.
– the equity portion of their annual board retainer; and
– 100% or any portion of the non-equity portion of their retainer or of any chair retainer.
• RBC pays administration and brokerage fees.

Allocation of directors’ fees

In fiscal 2015, independent directors of RBC received 100% of their total RBC board compensation in the form of shares or DDSUs, except for the following directors:

Directors	In cash ($)	In Shares/DDSUs ($)	Fees earned ($)
A.D. Laberge	47,500	162,500	210,000
J.P. Reinhard	95,000	115,000	210,000
K.P. Taylor	370,000	115,000	485,000
V.L. Young	103,333	115,000	218,333
Director who retired in 2015
T.J. Hearn (1)	47,500	57,500	105,000
(1)	Mr. Hearn retired from the board on April 10, 2015.

20    |  Royal Bank of Canada

Restrictions on trading and hedging RBC securities

Directors are prohibited from:

•	buying or selling a security of any issuer when aware of material non-public information relating to the issuer or the security;
•	selling RBC securities directly or indirectly if they do not own or have not fully paid for them (a short sale);
•	directly or indirectly buying or selling a call or put on RBC securities; and
•

entering into equity monetization transactions that would have an effect equivalent to creating call or put rights in respect of RBC securities or other financial instruments designed to hedge or offset a decrease in the market value of RBC securities.

Changes to board compensation for 2016

Following a comprehensive review of director compensation in 2015, the Governance Committee recommended increasing (i) the annual board retainer to $250,000 from $210,000, with the portion that must be taken in equity rising to $150,000 from $115,000 to further align the interests of directors and shareholders, and (ii) the annual retainer for the Governance Committee Chair to $50,000 from $25,000. These changes were approved by the board and will be in effect on May 1, 2016.

In recommending the increase to the board retainer, the Governance Committee considered a number of factors, including the expanding complexity and geographic footprint of RBC and its businesses, greater oversight by regulators and the increased direct engagement of RBC directors with these regulators and other stakeholders, board compensation trends and the need to recruit director candidates with international and top tier expertise aligned with the Bank’s strategic objectives, and the increasing time commitments of RBC directors in the performance of their duties.

The increase to the retainer of the Chair of the Governance Committee reflects the growing responsibilities and time commitment of the Chair under that Committee’s expanded mandate, which now includes oversight of conduct review, as well as the greater regulatory and stakeholder focus on the governance of financial institutions. The Governance Committee Chair did not participate in the discussion or decision to increase her retainer.

In 2015 the Governance Committee retained an independent consultant, Hugessen Consulting (Hugessen), to assist in its review of board compensation and to provide advice regarding market positioning and board compensation trends. Hugessen reviewed with the Committee compensation at our core Canadian comparator group and advised that director compensation within that group had increased significantly and that RBC board compensation had fallen below the median of this group. Hugessen also provided additional context by reviewing with the Committee board compensation at a broader group of size-comparable U.S. and international financial institutions. Fees in the amount of $40,200 were paid in 2015 to Hugessen for these services, which were the only services performed by Hugessen for RBC or its affiliates, subsidiaries, directors or executive officers. No other fees were paid to Hugessen in 2014 or 2015.

Royal Bank of Canada  |    21

Board committee reports

Report of the Audit Committee

Members (fiscal year end)	D.F. Denison (Chair), J. Côté, A.D. Laberge, J.P. Reinhard, T.A. Renyi, E. Sonshine and T. Vandal.
Audit Expertise & Financial Literacy

D.F. Denison, J. Côté, A.D. Laberge, J.P. Reinhard, T.A. Renyi and T. Vandal qualify as “audit committee financial experts” as defined by the U.S. Securities and Exchange Commission.

All members of the Audit Committee are “financially literate” within the meaning of the rules of the Canadian Securities Administrators on audit committees and the corporate governance listing standards of the New York Stock Exchange.

Primary Responsibilities

To support the board’s oversight of: (i) the integrity of the financial statements; (ii) the qualifications, performance and independence of the external auditor; (iii) the performance of the Bank’s internal audit function; (iv) the effectiveness of internal controls; and (v) compliance with legal and regulatory requirements.

Meetings

•    8 meetings were held in fiscal 2015. Each included an open session with the external auditor as well as an in camera session without management present.

•    Private meetings were held with the Chief Internal Auditor, Chief Compliance Officer (CCO) and Chief Administrative Officer and Chief Financial Officer on a quarterly basis.

•    The Audit Committee held two joint meetings with the Risk Committee to consider matters of shared oversight.

2015 Highlights

Financial Reporting

•    Recommended for approval by the board quarterly and annual financial reporting disclosures.

•    Reviewed the use of estimates, assumptions and areas of significant judgement relating to financial statement presentation in relation to:

–    fair value of financial instruments including the impact of valuation adjustments, foreign exchange, market volatility and evolving market practices;

–    allowance for credit losses, including additional stress testing on the credit quality of our Energy sector loan portfolio;

–    tax uncertainty provisions;

–    business combinations and dispositions, including the acquisition of City National Corporation and the disposition of Royal Bank of Canada (Suisse) SA and Royal Bank (Suriname) N.V.;

–    management’s process to assess any possible impairment of the carrying value of goodwill;

–    prospective adoption of new accounting and regulatory standards (e.g., IFRS 9 – Financial Instruments);

–    disclosure controls and procedures and internal controls over financial reporting; and

–    new disclosure items such as the liquidity coverage ratio, Basel III leverage ratio, indicators used in the assessment of Global Systemically Important Banks, and aggregate credit exposure in the oil and gas sector.

22    |  Royal Bank of Canada

Internal Auditor	• Reviewed and approved the annual internal audit plan and monitored its execution throughout the year. • Reviewed quarterly reports of audit activities, findings and recommendations.
External Auditor (Deloitte LLP)

•    Discussed with Deloitte its responsibilities in performing an integrated audit, its determination of areas of significant audit risk and related risk mitigation procedures, reviewed and approved its annual audit plan and associated fees.

•    Received written confirmation from Deloitte of its independence, including written disclosure of all relationships between Deloitte and RBC.

•    Pre-approved all additional engagements with Deloitte (including any non-audit services).

•    Completed an annual assessment of Deloitte’s performance on (i) quality of service and communication; (ii) independence, objectivity and professional skepticism; and (iii) qualification and experience of audit team, all of which were rated satisfactory.

New External Auditor

•    Initiated a Request For Proposal process in 2015 to engage an auditor for the 2016 fiscal year which was led by Mr. Denison, Ms. Laberge and Mr. Young.

•    Four audit firms responded and PwC was selected after an extensive evaluation process primarily based upon the qualifications of its proposed audit team, its global staffing model, innovative use of technology and assurance of independence.

Legal, Regulatory and Capital matters

•    Received regular updates from the General Counsel on legal matters and reports from the CCO on regulatory compliance, including anti-money laundering and anti-terrorist funding regulations.

•    Reviewed the results of the 2015 enterprise stress testing and approved the Internal Capital Adequacy Assessment Process and the 2016 Capital Plan.

This report has been approved by the Audit Committee.

Auditor’s fees

Deloitte LLP (Deloitte) was our auditor for the 2015 fiscal year and was our sole auditor following a tender process on September 23, 2003. Fees relating to the years ended October 31, 2015 and October 31, 2014 paid to Deloitte and its affiliates were $31.1 million and $28.3 (1) million respectively and are detailed below. The nature of each category of fees paid is also described below.

	Year ended October 31, 2015 ($ millions)			Year ended October 31, 2014 (1) ($ millions)
	Bank and Subsidiaries	Mutual Funds (2)	Total	Bank and Subsidiaries	Mutual Funds (2)	Total
Audit fees	$22.6	$1.7	$24.3	$21.6	$1.6	$23.2
Audit-related fees	5.3	–	5.3	3.9	–	3.9
Tax fees	–	0.3	0.3	–	0.3	0.3
All other fees	0.7	0.5	1.2	0.4	0.5	0.9
Total fees	$28.6	$2.5	$31.1	$25.9	$2.4	$28.3

(1)	The 2014 amounts have been restated from the prior year to reflect $0.1 million of cancellations identified during 2015, which relate to the year ended October 31, 2014.
(2)	The Mutual Funds category includes fees paid for professional services provided by Deloitte for certain Mutual Funds managed by subsidiaries of the Bank. In addition to other administrative costs, the subsidiaries are responsible for the auditor’s fees for professional services rendered in connection with the annual audit, statutory and regulatory filings and other services for the Mutual Funds in return for a fixed administration fee.

Royal Bank of Canada  |    23

Audit Fees

Audit fees were paid for professional services rendered by the auditor for the integrated audit of our Annual Consolidated Financial Statements, including its audit of the effectiveness of our internal control over financial reporting, and any financial statement audits of our subsidiaries. In addition, audit fees were paid for services that generally only the Bank’s independent auditor reasonably can provide including services provided in connection with statutory and regulatory filings related to prospectuses and other offering documents.

Audit-Related Fees

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of our Annual Consolidated Financial Statements and are not reported under the audit fees item above. These services consisted of:

•	special attest services traditionally performed by the Bank’s independent auditor;
•	reporting on the effectiveness of internal controls as required by contract or for business reasons;
•	the audits of the financial statements of our various pension plans and charitable foundations;
•	the audits of various trusts and limited partnerships; and
•	the transition of the audit of the consolidated financial statements of the Bank and the audits of our subsidiaries to PwC.

Tax Fees

Tax fees were paid to Deloitte for tax compliance services including the review of original and amended tax returns and assistance in completing routine tax schedules and calculations.

All Other Fees

These services consist of French translation of financial statements and related continuous disclosure and other public documents containing financial information for us and certain of our subsidiaries as well as accounting and other research publications.

Pre-approval policies and procedures

The Audit Committee has adopted a policy that requires pre-approval by the Audit Committee of audit services and other services within permissible categories of non-audit services. The policy prohibits RBC from engaging the auditor for “prohibited” categories of non-audit services.

Report of the Governance Committee

Members (fiscal year end)	H. Munroe-Blum (Chair), J. Côté, T.N. Daruvala, M.H. McCain, E. Sonshine and V.L. Young.
Primary Responsibilities

To support the board’s oversight of: (i) the board’s governance frameworks; (ii) corporate governance trends and adapting best practices to align with the Bank’s strategic goals; (iii) board and committee composition; (iv) director recruitment, compensation and effectiveness evaluation processes; (v) director orientation and education; (vi) corporate citizenship initiatives; and (vii) preparing and recommending to the board responses to shareholder proposals.

This committee also serves as the conduct review committee for RBC and certain of its subsidiaries.

Meetings

•    6 meetings were held in fiscal 2015. Each included an in camera session without management present.

•    Meetings regularly included third-party advisors on board renewal and director recruitment, and board compensation.

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2015 Highlights

Corporate Governance

•    Implemented recommendations of its 2014 corporate governance review.

•    Approved amendments to each committee mandate to reflect regulatory guidance, best practices and to appropriately allocate committee responsibilities.

•    Approved the Statement of Corporate Governance Practices.

•    Received semi-annual updates highlighting key Canadian, U.S. and international governance and regulatory developments.

Director Recruitment and Director Independence

•    Oversaw Committee Chair succession, including the appointment of a new Risk Committee Chair.

•    Recommended the appointment of two new directors following a review of our board composition, including factors such as individual competencies, experience and diversity.

•    Reviewed and approved the director nominees for election.

•    Reviewed the status of ongoing director recruitment planning.

•    Assessed directors’ independence, taking into account direct and indirect relationships between each director and RBC.

Director Compensation

•    Recommended an increase in director compensation based on the expanding complexity of RBC, the greater engagement of RBC directors with its regulators and stakeholders and the recruitment of directors with the needed expertise.

•    Recommended increasing the Governance Committee Chair retainer in light of the growing responsibilities of the Chair and the greater regulatory and stakeholder focus on the governance of financial institutions.

•    Assessed and recommended supplemental compensation for RBC directors who serve on subsidiary boards of RBC.

Effectiveness

•    Implemented an enhanced 2015 Board and Committee effectiveness evaluation process, including the development of an enhanced director effectiveness framework.

•    Developed and approved 2015 priorities for the board and Board Chair.

Corporate Citizenship

•    Reviewed the Bank’s corporate citizenship strategy and its alignment with the Bank’s overall strategy and approved the 2016 Corporate Donations budget.

•    Reviewed the 2015 Corporate Responsibility Report and the Public Accountability Statement.

Conduct Review

•    Reviewed policies to comply with self-dealing provisions of the Bank Act and the U.S. Sarbanes Oxley Act of 2002 and related reporting.

•    Approved the RBC Code of Conduct, received annual compliance reporting and obtained assurances that the Bank has processes in place to ensure adherence to the Code.

This report has been approved by the Governance Committee.

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Report of the Human Resources Committee

Members (fiscal year end)	R.L. George (Chair), W.G. Beattie, A.D. Laberge, J.P. Reinhard, B.A. van Kralingen, T. Vandal and V.L. Young.
Primary Responsibilities

To support the board’s oversight of: (i) compensation policies, programs and plans; (ii) compensation risk management; (iii) human resources policies and practices; (iv) the compensation for the Chief Executive Officer (CEO) and other senior executives; (v) management succession; and (vi) pension plans.

Meetings

•    6 regular meetings and 1 special meeting were held in fiscal 2015. Each regular meeting included an in camera session without management present.

•    Private meetings were held with the external independent compensation advisor at each meeting where executive compensation was discussed.

•    The Human Resources Committee held one joint meeting with the Risk Committee to consider the relationship between risk and compensation and alignment of variable compensation with risk.

2015 Highlights

Compensation Oversight and Risk Management

•    Met with the Chief Risk Officer to review the alignment of variable compensation with risks and economic performance.

•    Reviewed a report from the Compensation Risk Management Oversight Committee summarizing the activities completed to support compensation risk management oversight, including the design, funding, payout and scenario analysis of major compensation programs.

•    Reviewed the results of scenario analyses performed on the Bank’s major performance-based incentive programs to assess how they might pay out under different levels of Bank performance. This ensures that these programs incorporate the Bank’s pay-for-performance principle, risk appetite and compensation objectives.

•    Met with the Chief Internal Auditor on compensation risk management and governance practices, including alignment with the Financial Stability Board’s principles and standards.

Executive Compensation

•    Reviewed the Bank’s approach to executive compensation, including its compensation philosophy and principles, variable compensation design, and total compensation positioning relative to comparators.

•    Made recommendations to the board for the compensation of the CEO and other senior executives, including the named executive officers.

•    Reviewed a report from our independent advisor on compensation trends and regulatory developments in Canada and abroad.

•    Recommended to the board for approval the Compensation discussion and analysis.

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Oversight of Compensation Programs, Policies and Pensions

•    Reviewed the results of an in-depth assessment of the Capital Markets Compensation Program to ensure it remains aligned with regulatory and market practice. In addition, reviewed the CEO and Group Executive incentive programs and confirmed alignment with market practice and shareholder interests. Management engaged an external compensation consultant to assist with both of these reviews.

•    Approved the Compensation Management Framework, the RBC Policy on Compensation Risk Management, and the RBC Forfeiture and Clawback Policy.

•    Reviewed a report of the Bank’s pension plans, including plan design, governance, funding, performance and investment strategy.

Talent Management and Succession

•    Supported the board in overseeing senior executive appointments, including the succession of the Group Head, Wealth Management and Insurance.

•    Reviewed and discussed the Bank’s leadership strategy, approach to high-potential talent management and succession planning, ensuring a pipeline of leaders is in place to drive both short and long-term performance.

New Independent Compensation Advisor

•    Conducted a selection process to engage an independent compensation advisor which was led by Mr. George, Mr. Beattie and Mr. Hearn.

•    Four compensation advisory firms were considered and Frederic W. Cook & Co., Inc. was selected based on its experience in advising compensation committees of large public companies, including financial institutions.

Employee Matters	• Reviewed and discussed the 2015 employee opinion survey results.

This report has been approved by the Human Resources Committee.

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Report of the Risk Committee

Members (fiscal year end)	W.G. Beattie (Chair), T.N. Daruvala (Chair designate), D.F. Denison, R.L. George, M.H. McCain, H. Munroe-Blum, T.A. Renyi and B.A. van Kralingen.
Primary Responsibilities

To support the board’s oversight of: (i) risk management at RBC; and (ii) ensuring that management has in place policies, processes and procedures designed to identify and effectively manage the significant risks to which the Bank is exposed, including compliance and regulatory risk.

Meetings

•    8 regular meetings and 6 special meetings were held in fiscal 2015. Each regular meeting included a private meeting with the Chief Risk Officer (CRO) and an in camera session without management present.

•    The Risk Committee held two joint meetings with the Audit Committee to discuss matters of shared oversight and one joint meeting with the Human Resources Committee to consider the relationship between risk and compensation and alignment of variable compensation with risk.

2015 Highlights

Risk Management

•    Advised on specific risk issues, including provisions for credit losses, oil and gas exposures, third-party outsourcing and cybersecurity risks.

•    Reviewed results of regulatory supervisory reviews of RBC.

•    Oversaw the delegation of risk limits to management, as well as transactions exceeding those delegated limits.

•    Implemented the U.S. Volcker Rule Compliance Program and Conformance Plan and associated training programs across the enterprise which ensure that RBC meets its obligations under the U.S. Volcker Rule.

•    Recommended the approval of new retail and wholesale risk parameters.

•    Recommended the approval of the Bank’s recovery plan, which outlines how RBC would respond to a severe financial crisis.

•    Received presentations on business units through a ‘risk lens’.

Significant Transactions

•    Reviewed and approved significant transactions which exceeded the authorities delegated to management (included 6 special meetings).

•    Reviewed the risks associated with the acquisition of City National Corporation in the context of the Bank’s risk profile.

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Risk Framework and Risk Culture Oversight

•    Reviewed and approved the following risk frameworks:

–    Enterprise Risk Management Framework, a consolidated overview of the Bank’s program for identifying, measuring, controlling and reporting on significant risks.

–    Enterprise Risk Appetite Framework, the amount and type of risk RBC is willing to accept in the pursuit of its business objectives.

–    Enterprise Risk Conduct and Culture Framework, an overview of enterprise-wide programs that drive strong behaviours and support a robust level of risk conduct.

•    Considered how risk conduct is assessed at RBC and key initiatives planned or underway to further strengthen risk conduct and ensure the Bank’s practices meet or exceed evolving regulatory expectations and recommended industry practices.

Oversight of Risk Management Function	• Reviewed and approved the function’s organizational structure, budget and resources. • Assessed the effectiveness of the risk management function, including a review of the CRO mandate.

This report has been approved by the Risk Committee.

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RBC Governance at a glance

We proactively adopt governance policies and practices designed to align the interests of the board and management with those of our shareholders and to promote the highest standards of ethical behaviour and effective risk management at every level of the organization. The table below indicates where you can find highlights of the key elements of our governance practices.

Key elements	Highlights	Pages
Statement of corporate governance practices	A detailed overview of our corporate governance practices.	30
Corporate governance principles	Core principles guide our approach to governance.	30
Governance structure	Fundamental relationships among the board, management and stakeholders.	31
Code of Conduct	Standards of integrity and ethical behaviour for directors, management and employees.	31
Board independence	13 of 14 RBC director nominees are independent.	16, 32
Board committee independence	Each committee of the board is composed entirely of independent directors.	38
Independent Board Chair	Kathleen Taylor, an independent director, is our Chair of the Board.	34
The board’s role	Our role is one of overall stewardship and oversight of the strategic direction of RBC relative to its risk appetite.	34
Director attendance	All director nominees exceed the minimum attendance requirement of 75% of meetings – average attendance of directors at board and committee meetings was 97.7% and 94.7%, respectively.	8-15
Director orientation and education	We have established orientation processes for new directors as well as ongoing education programs.	36
Board competency matrix	As part of our nomination process, director competencies and experience are tracked.	16, 38
Board and executive diversity	5 of 14 or 36% of RBC director nominees and 3 of 8 or 38% of our executive officers are women. The board has adopted a written board diversity policy.	40
Board tenure policies	We have tenure policies for directors, the Board Chair and Committee Chairs.	39
Majority Voting Policy	Director nominees not receiving majority approval must tender resignations.	39
Board and director assessments	We have formal assessment processes for the board, its committees, the Board Chair, Committee Chairs and individual directors.	42
Directors’ compensation	Board compensation is designed to recruit experienced, focused and talented directors and to align their interests with those of our shareholders ..	16, 43
Director equity ownership	Collectively, our independent director nominees have more than $31 million invested in RBC.	8-15, 18
Say-on-pay	We hold an annual advisory vote on executive compensation.	3

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Statement of Corporate Governance Practices

We are committed to high standards of governance, consistent with regulatory expectations and evolving best practices aligned with the Bank’s strategy and risk appetite.

Good governance is a business imperative, positively impacting our performance by establishing the processes, practices and structures through which we work to meet our strategic objectives and achieve long-term value for our shareholders. To serve the interests of shareholders and other stakeholders, we remain committed to the adoption of industry best practices that are in the best interests of the organization.

The board exercises its authority in accordance with the RBC Code of Conduct, our By-laws, the Bank Act, and other applicable laws and regulations, including those imposed by the Canadian Securities Administrators (CSA), the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE) and the U.S. Securities and Exchange Commission (SEC).

Our approach to corporate governance is guided by the following core principles:

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Governance structure

The fundamental relationships among the board, management, shareholders and other stakeholders are established by our governance structure. Through this framework our ethical values and corporate objectives are set and plans for achieving those objectives and monitoring performance are determined.

RBC Code of Conduct

We hold ourselves to the highest standards of conduct to build the trust of our investors, clients, colleagues and community. Respect, transparency and fairness are key to our relationships.

The board approves the RBC Code of Conduct (Code), which establishes written standards designed to promote integrity and ethical behaviour that apply to directors, senior management and all employees. Our Code sets out fundamental principles that guide the board in its deliberations and reflect the Bank’s global businesses and new and emerging risk areas. By setting the tone at the top, the board promotes a strong governance culture that influences every level of the organization.

Our Code fosters an open environment in which questions and concerns may be brought forward. It creates a frame of reference for dealing with sensitive and complex issues, and provides for accountability if standards of conduct are not upheld.

Waivers of the application of the Code are considered only in exceptional circumstances. In the case of executive officers and directors, waivers must be reported to the Governance Committee or the board, respectively, and must be publicly disclosed. No waivers from the Code have been granted for executive officers or directors.

To enhance understanding of the values and principles outlined in our Code:

•	an online learning program was designed;
•	employees are tested annually to demonstrate familiarity with the Code; and
•	directors acknowledge annually that they have read and understand the Code and certify compliance.

In addition to the Code, we have adopted policies and procedures to address more specific aspects of ethical business conduct, such as anti-bribery, anti-corruption and insider trading.

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Regular reporting on ethics and compliance to the Governance Committee assists the board in monitoring compliance with the Code. Our Code has been filed with securities regulators at sedar.com and is available at rbc.com/governance.

RBC reporting hotline

Our stakeholders rely on the accuracy of our financial reporting. RBC has established mechanisms for directors, officers, employees and third parties to report, on a confidential and anonymous basis, any allegations of wrongdoing relating to accounting, auditing or internal accounting controls. Details on the RBC reporting hotline can be found at rbc.com/governance.

Conflicts of interest

In practice, conflicts of interest can arise as a result of professional and contractual arrangements, directorships and other business interests. Where the personal or business interests of directors and executive officers may conflict with those of RBC, they are required to disclose the nature and extent of a conflict of interest at the earliest possible date. Such disclosure must be made in writing or by requesting to have it entered in the minutes of the meeting. In the event of a conflict of interest, the director or executive officer will leave the relevant portion of the meeting and the director will not vote or participate in the decision.

Independence of the board

Independence from management is fundamental to the board’s effectiveness.

Independence standards

The board has adopted a Director Independence Policy, which incorporates the “affiliated persons” regulations under the Bank Act and the definition of “independence” in CSA Guidelines. A director will be considered independent only if the director is unaffiliated with RBC and the board has affirmatively determined that the director has no direct or indirect material relationship with RBC.

Our Director Independence Policy has been filed with securities regulators at sedar.com and is available on our website at rbc.com/governance. This policy sets higher standards for members of our Audit Committee and our Human Resources Committee.

Assessing independence

Information concerning personal and business relationships between each director and RBC, including the provision of banking and financial services, is used by the board in its determination of director independence. This information is collected through a due diligence process that includes the following sources:

•	directors’ responses to an annual detailed questionnaire;
•	biographical information of directors; and
•	internal records and reports on relationships between directors, entities affiliated with directors and RBC.

Relationships between a director and RBC are tested against the materiality thresholds set out in the Director Independence Policy. We also take into account all other facts and circumstances that we deem relevant in determining whether the relationships could be reasonably expected to interfere with the exercise of the directors’ independent judgement. We consider the nature and extent of these relationships and their importance not only to the director and to RBC but also to entities with which the director is affiliated.

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Determinations of independence

The board has analyzed the direct and indirect material relationships between each director nominee and RBC. On advice from the Governance Committee, the board has affirmatively determined that 13 of the 14 persons proposed in this Circular for election as directors (93%) are independent. The Bank Act requires that the CEO be a member of the board and, as CEO, Mr. McKay is affiliated with RBC and is not independent.

Board committees are composed entirely of independent directors. We have also determined that every member of our Audit Committee and our Human Resources Committee meets the additional independence requirements for membership on audit committees and compensation committees.

Board interlocks and other board memberships

To ensure our directors have sufficient time and energy to devote to their responsibilities at RBC, and that no circumstances arise that could impact their independent thinking, we monitor the other public company boards on which our directors serve. Directors are required to pre-notify the Board Chair, Governance Committee Chair or Secretary of the Bank before accepting directorships on public company boards.

Serving on other public company boards

Board Interlock Policy	No more than two RBC board members may sit on the same public company board.
Current board interlocks	Geoffrey Beattie and Michael McCain sit on the board of Maple Leaf Foods Inc. Mr. Beattie sits on the Environment, Health and Safety Committee and is Chair of the Corporate Governance Committee. Mr. McCain sits on no committees. The RBC board has determined that this board interlock does not impair the ability of these directors to exercise independent judgement as members of the RBC board.
Service on public company audit committees	Members of the Audit Committee may serve on the audit committees of only three public companies, including RBC.

Other independence mechanisms

The board has established other important governance policies and practices to enhance board independence.

Independence mechanisms

External advisors	Each board committee and, with the approval of the Board Chair, individual directors, may engage external advisors at the expense of RBC.
In camera sessions

To facilitate open and candid discussion among the directors, the Board Chair and Committee Chairs lead sessions attended only by independent directors. In fiscal 2015 independent directors’ sessions were held at all board and regularly scheduled committee meetings.

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Independent Chair of the Board

An independent, non-executive Board Chair enhances management’s accountability and the board’s independent oversight. Kathleen Taylor is our independent Board Chair.

The Chair of the Board leads meetings of shareholders and of the board and is responsible for the management, development and effective functioning of the board. She does not serve as a member of any board committee, but attends and participates at all committee meetings.

In carrying out her duties, the Board Chair:

•	advises the CEO on major issues and serves as a liaison between the board and senior management;
•	participates in the integration of new directors and the continuing development of current directors;
•	together with the Governance Committee is responsible for conducting the board’s effectiveness process, as more completely explained on page 42, and planning board succession and recruitment.

The board reviews and approves the Board Chair’s mandate, which is available at rbc.com/governance. The Governance Committee, under the direction of its Chair, annually assesses the effectiveness of the Board Chair in fulfilling the requirements of her mandate.

Role of the board

Directors are elected by shareholders to supervise the management of the business and affairs of RBC, with the goal of enhancing long-term shareholder value.

The board makes major policy decisions, participates in strategic planning, delegates to management the authority and responsibility for day-to-day affairs and reviews management’s performance and effectiveness. The board’s mandate is filed with securities regulators at sedar.com and is available on our website at rbc.com/governance.

The Bank Act specifies certain important matters that must be dealt with by the board, such as approval of financial statements and declarations of dividends. By formal resolution, the board reserves for itself the right to make certain decisions and delegates others to management. In some matters, management’s discretion is limited by dollar thresholds beyond which board approval is required.

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Responsibility	Activities
Culture of integrity	• Championing the Bank’s values, as set out in our Code of Conduct, and satisfying itself that a culture of integrity is maintained throughout RBC.
Governance

•    Through the Governance Committee, monitoring best practices in governance, developing corporate governance principles and guidelines and establishing appropriate structures and procedures to allow the board to function effectively and independently of management.

Strategic planning

•    Overseeing our strategic direction and formulation of our plans and priorities and ensuring alignment with the Bank’s risk appetite.

•    Annually approving the strategic plan, which takes into account, among other things, the opportunities and risks of the businesses.

•    Discussing aspects of strategy and, within the context of our enterprise-wide performance management framework, monitoring implementation of strategic initiatives.

•    Reviewing and approving the Bank’s organizational structure.

•    Approving our financial objectives and operating plans, including significant capital allocations, expenditures and transactions that exceed delegated authorities.

•    Reviewing results of an annual assessment of business performance.

Oversight of risk management

•    Overseeing and approving the Bank’s Risk Appetite Framework.

•    Through its four committees, overseeing strategic risk management by approving risk management frameworks and policies and monitoring risk conduct at RBC.

•    Promoting a strong risk culture and ensuring conduct aligns with the Bank’s enterprise-wide risk management framework.

•    Meeting with regulators on the Bank’s risk appetite and control environment.

Internal controls and management information systems

•    Requiring management to implement and maintain effective systems of internal control, including management information systems.

•    Through the Audit Committee, assessing the adequacy and effectiveness of systems of internal control.

•    Overseeing compliance with applicable audit, accounting and reporting requirements.

Talent management and succession planning*

•    Reviewing strategies and programs for assessment and development of senior talent.

•    Supervising succession planning processes, which include selection, appointment and the development of the CEO and Group Executive.

•    Evaluating and approving compensation of the CEO and senior management team in a manner consistent with prudential incentives.

•    Annually reviewing and approving the mandate of the CEO.

*	Together with the Human Resources Committee.

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Director orientation

The Governance Committee oversees director orientation to assist new directors in understanding the nature of our businesses and the role of the board and its committees.

New directors meet with the Group Executive and other senior management upon joining the board to discuss our strategy and businesses. They are invited to attend all committee meetings, including those they are not a member of, to familiarize themselves with RBC. They receive a comprehensive orientation guide which provides clarity on the role and expectations of being a director, a summary of our structure and corporate governance principles, and other key policies and procedures, including our Code of Conduct and Director Independence Policy.

Director continuing education and board information needs

The Governance Committee oversees director education and designs procedures to give the board timely access to the information it needs to carry out its duties.

To assist directors in understanding their responsibilities, as well as keeping their knowledge and understanding of our businesses current, we provide directors with an ongoing education program. Directors also identify their continuing education needs through regular feedback to the Board Chair and Committee Chairs. Our educational program includes presentations by external experts and senior executives on the business and regulatory environment and on specialized and complex aspects of our business operations. Areas of shared concern or oversight are covered in joint education sessions across two or more committees.

Directors may attend all committee education sessions, even if they are not a member of that committee. Directors also receive educational materials and regular updates between board meetings on matters that affect our businesses. To ensure timely access to information, we maintain a secure board intranet site and provide directors with a comprehensive package of information prior to each board and committee meeting. They also receive reports on the work of board committees following committee meetings. Periodically the board participates in tours of our operations to familiarize directors with our businesses.

We purchase memberships for our directors in the Institute of Corporate Directors and the National Association of Corporate Directors to allow them access to additional information and presentations concerning board responsibilities, as well as education on current trends in governance. Directors also participate in external educational activities including events held by the Bank Governance Leadership Network and the Group of Thirty Consultative Group on International Economic and Monetary Affairs, Inc.

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During the 2015 fiscal year, directors attended the following education sessions:

Attendance	Educational presentations	Date
Board	Economic outlook with a focus on Canada and the geopolitical nature of the oil market	January 2015
	Canadian political landscape and its potential impact on the economy, business and the financial sector	August 2015
	Long-term economic challenges and their impact on the financial sector	October 2015
Audit Committee	Evolving capital and liquidity metrics (1)	January 2015
	Update on derivatives valuation	April 2015
	Overview of evolving regulatory expectations and interaction with Internal Audit Services	July 2015
	Update on audit quality developments Critical accounting policies and judgements – goodwill Implementation of new accounting standards (1) Foreign exchange risk and impact (1)	October 2015
Governance Committee	Trends in board renewal, diversity and succession planning from independent consultant	July 2015
	Assessment of director compensation trends in Canada and globally by independent compensation consultant	August 2015
	The Bank’s corporate citizenship strategy	October 2015
Human Resources Committee	CEO compensation and benchmarking with peers from independent compensation consultant External presentation on capital markets compensation	May 2015
	External presentation on CEO and Group Executive compensation	July 2015
	Leadership development strategies Assessment and strengthening of the Bank’s risk conduct (2)	August 2015
Risk Committee	Cybersecurity preparedness and readiness Evolving capital and liquidity metrics (1)	January 2015
	Balance sheet through a risk lens: Securities and derivatives Overview of the Bank’s enterprise-wide stress testing programs	February 2015
	U.S. Volcker Rule requirements	July 2015
	Overview of balance sheet optimization Assessment and strengthening of the Bank’s risk conduct (2)	August 2015
	Implementation of new accounting standards (1) Foreign exchange risk and impact (1)	October 2015
	Business presentations through a risk lens: • Home Equity Financing • Central Funding and Capital Markets • Corporate Banking Loan Book • RBC Insurance • Business Financial Services	Throughout fiscal 2015

(1)	Joint Audit Committee and Risk Committee session.
(2)	Joint Human Resources Committee and Risk Committee session.

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Committees of the Board of Directors

To assist it in exercising its responsibilities, the board has established four committees: Audit, Governance, Human Resources and Risk.

Each committee is composed entirely of independent directors. The Governance Committee recommends committee membership and Committee Chair succession plans. In the normal course, and subject to annual reappointment by the board, directors serve on a committee for a minimum of three years. Committee Chairs serve three-year terms that may be extended for a further period of up to two years, if appropriate, having regard to the expertise required for leadership of the relevant committee. Each committee, through its Chair, reports to the board following each meeting.

The committees carry out the responsibilities set out in their mandates, which have been approved by each respective committee and by the board on the recommendation of the Governance Committee. The Governance Committee reviews the mandates annually to appropriately allocate committee responsibilities, taking into account regulatory guidance and best practices. These mandates are posted on our website at rbc.com/governance.

Nominating committee

With a view to the long-term strategic focus of RBC, the Governance Committee has oversight responsibility for board renewal and acts as the Bank’s nominating committee.

The board derives its strength from the background, diversity, qualities, competencies and experience of its members. Directors are elected by the shareholders at each annual meeting to serve for a term expiring on the date of the next annual meeting.

Every year, the Governance Committee works with the Board Chair to review the credentials and performance of candidates proposed for election to the board and to assess their competencies and experience against those that the board, as a whole, should possess. As part of this analysis, we maintain a matrix indicating the major competencies and expertise contributed by each director. You can find this matrix on page 16.

Based on reviews of board and director effectiveness and its assessment of the existing experience and strengths of the board and strategic needs of RBC, the Governance Committee determines the qualities and backgrounds it should seek in new board members to add value to the organization.

External consultants

The Governance Committee can retain external advisors, including any search firm to be used to identify director candidates, that it deems necessary to assist in fulfilling its responsibilities.

Nomination by shareholders

Any shareholder who wishes to recommend a candidate to be considered by the Governance Committee may submit the candidate’s name and biographical information, including background, qualifications and experience to the Board Chair using the contact information on the back cover of this Circular.

Evaluating candidates for the board

The Governance Committee, together with the Board Chair, considers all qualified candidates identified by the independent search consultant, directors, management and shareholders, and maintains an evergreen list of potential candidates. We select nominees possessing business judgement, independence, business and professional expertise, international experience, a history of achievement and performance at the highest level and residency in, and familiarity with, geographic regions relevant to our strategic priorities. The skills, commitment and conduct that are expected of new and current directors are laid out in our

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Director Effectiveness Framework, found on page 42. The Governance Committee also focuses on diversity, including gender diversity, when considering candidates for nomination to the board.

Tenure and term limits

To balance the benefits of experience with the need for new perspectives, we have tenure policies that seek to achieve ongoing renewal. Term limits do not take precedence over our annual director assessment process, which is detailed on page 43.

A director is expected to submit his or her resignation to the Board Chair where the:

•	qualifications, independence or other credentials of the director change;
•	director no longer meets eligibility rules under the board’s conflict of interest guidelines; or
•	director is no longer qualified under the Bank Act or other applicable laws.

The Governance Committee will make a recommendation to the board on whether to accept the resignation. A director who tenders a resignation does not participate in the discussion or decision-making process.

Our Tenure Policy can be summarized as follows:

Tenure Policy
Directors*	• Earlier of a 15-year term or reaching the age of 70. • New directors will be permitted to serve for at least 6 years, regardless of age.
Board Chair	• 8-year term, with a review after 5 years of continuous service to plan for an orderly succession.
Committee Chairs	• 3-year term, which may be extended for up to 2 years if appropriate, having regard to the expertise required for leadership of the relevant committee.
*	For directors who joined the board prior to May 27, 2011, the term limit is calculated starting on the date of the 2012 Annual Meeting.

The following table shows the tenure of directors standing for election at the 2016 meeting:

Board tenure
Tenure	Number of directors	% of directors
1 to 5 years	7	50%
6 to 10 years	3	21%
11 years and over	4	29%

Our director nominees have an average tenure of 6 years.

Majority Voting Policy

The board has in place a written Majority Voting Policy. In an uncontested election for membership on the board, any director must immediately tender his or her resignation if not elected by at least a majority of the votes cast on his or her election. The board will determine whether or not to accept the resignation within 90 days of the election and will accept the resignation absent exceptional circumstances. The director’s resignation will be effective when accepted by the board. Any director who tenders a resignation pursuant to this policy will not participate in any meeting of the board or any committee of the board at which the resignation is considered. RBC will promptly issue a news release with the board’s decision. If the board determines not to accept the resignation, the news release will fully state the reasons for that decision.

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Board size

We believe the optimal size for the board represents a balance between two competing priorities:

(i)	a business need for strong geographical, professional and industry sector representation that is also reflective of the Bank’s diverse client and stakeholder base; and
(ii)	the need to be small enough to facilitate open and effective dialogue and thorough and responsive decision-making.

Regulatory requirements, succession planning, scheduled director retirements, best practices and the board’s skill set all play a key role in the board’s consideration of its size. This year the board has determined that 14 nominees will stand for election as directors at the Annual and Special Meeting on April 6, 2016.

Diversity

Aligning with our values, we embrace diversity for innovation, growth and success.

In keeping our business imperative to attract and retain the best talent, the board recognizes the benefits of promoting diversity, both within RBC and at the board level. We are committed to diversity and inclusion at all levels, as it provides RBC access to a wider pool of talent and drives creativity, innovation and growth.

Board Diversity Policy

RBC has played a leadership role in promoting board diversity in corporate Canada. In 2012, RBC was one of the first signatories of the Catalyst Accord, a call to action to increase the representation of women directors of FP500 boards to 25% by 2017. In 2015 RBC was a founding member of the Canadian chapter of the 30% Club, an organization with an aspirational objective of 30% women on boards by 2020.

To assist in meeting our diversity objectives and to ensure there are no systemic barriers or biases in our policies and practices, the board has approved a written Board Diversity Policy.

Every year, the Governance Committee completes a self assessment that measures, among other things, its effectiveness in guiding the organization towards its diversity objectives.

The board currently has in place a diversity objective that at least 30% of directors should be women (increased from 25% in 2014). The nominees for election to the board at the 2016 Annual and Special Meeting exceed this objective as 5 of the
14 director nominees (36%) are women. Over the past five years, the representation of women on the board has remained consistently over 30%.

The Governance Committee reviews board composition and any anticipated board vacancies in light of the Bank’s Board Diversity Policy and objectives. Pursuant to our Board Diversity Policy and our commitment to a balanced and diverse board, diversity of gender, age, geography, background and ethnicity are always important factors considered by the Governance Committee.

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Diversity of the executive team

Diversity is integrated into our approach to talent management, which is highlighted on page 79. We consider different dimensions of diversity, including gender, race and ethnicity, when staffing executive and senior manager roles. This includes the CEO and executive officers reporting to the CEO (the Group Executive). We do not establish specific diversity targets at the level of the Group Executive due to the small size of this group and the need to carefully consider a broad range of criteria. At present, three of the eight (38%) executive officers who make up the Group Executive are women.

RBC has had a Diversity Leadership Council chaired by the CEO since 2002, which provides a strong tone from the top. This Council, composed of executives from across all businesses, develops diversity strategies and action plans with measurable outcomes. The representation of women in executive and senior manager roles is an important measure of our progress in building a diverse leadership pipeline for senior leadership positions. We are focused on accelerating the development of women to strengthen our succession bench through a number of different initiatives such as our Women in Leadership Program. Diversity is a consideration in identifying development opportunities for our high potentials, including participation in formal development programs, mentoring and sponsorship initiatives.

For executive roles in Canada, RBC has set representation goals of 40% women by 2017. As at October 31, 2015, our representation of women is 39%. We believe every staffing matters when it comes to making meaningful change and accordingly have set ambitious diversity staffing goals in addition to representation goals. Our staffing goals for new executive appointments are set at 50% for women. We believe setting aspirational goals will help drive continued efforts in this area. Annually, the Human Resources Committee reviews a report on executive talent management, which among other things, tracks progress in diversity.

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Assessments of board, committee and director effectiveness

The board and its committees annually review their effectiveness as part of a commitment to continuously improve their guidance, oversight and constructive challenge of management.

Our assessments of the board and committees and our director peer reviews are managed by the Governance Committee. We retain an independent external consultant to design, analyze and report on the results of the evaluations and director peer reviews.

At its 2015 December meeting the board approved, on the recommendation of the Governance Committee, an enhanced director effectiveness framework that aligns with the priorities of the board and committees for the year ahead and reflects our commitment to continuous improvement on an organizational and individual level.

Director effectiveness framework

In the context of assessments of the board as a whole and of individual RBC directors, we regard certain characteristics and behaviours as essential:

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Assessment

The annual assessments of the board and each committee are supplemented by input from Group Executive on areas such as board and committee processes, materials, interaction with management and overall effectiveness. We review our assessment and effectiveness frameworks annually to align them with best practices and regulatory guidance.

Assessment	Board	Board Chair	Committees and Committee Chairs	Individual Directors

Participants	All directors and Group Executive	All directors (including CEO)	Committee members and applicable senior management	All directors (including CEO)

Process	•Questionnaire •Summary report (1) reviewed by Governance Committee and board	•Questionnaire •Additional feedback provided to GC Chair (2) •Summary report (1) consolidates questionnaire results and feedback	•Questionnaire (including assessment of Committee Chairs) •Summary report (1) reviewed by committee	•Personal and peer review against effectiveness criteria •Report (1) consolidates ratings and commentary •One-on-one meetings with Chair of the Board

Outcomes	Priorities and action plans developed for the following year to address areas identified for continuous improvement	•GC Chair reports to the board on the effectiveness of the Board Chair •Priorities developed for the following year	•Feedback on Committee Chairs provided to the Chair of the Board •Priorities and action plans developed for the following year	•Chair of the Board uses the report as tool to review director performance and identify development opportunities •Peer feedback taken into account during re-nomination process
(1)	Reports are prepared by the independent governance consultant.
(2)	Governance Committee.

Updates on priorities and action plans are provided to the board and committees by the Committee Chairs and the Board Chair on a regular basis throughout the year. This creates an effectiveness process that is an ongoing, dynamic part of the functioning of the board and its committees.

Compensation

The compensation of our independent directors is designed based on our compensation principles and aligns directors’ interests with those of our shareholders. Our shareholders participate annually in an advisory vote on our approach to executive compensation.

Directors’ compensation

The Governance Committee reviews the amount and the form of compensation of independent directors. Detailed disclosure of board compensation is provided under the heading “Directors’ compensation” starting on page 16 of this Circular.

Executive compensation

The board is responsible for decision-making and oversight with respect to the Bank’s compensation principles, policies and programs, including the management of compensation risk. The Human Resources Committee acts as the compensation committee of the board and assists the board in carrying out its responsibilities with respect to executive compensation matters. This committee advises the board on compensation and human resources principles, as well as related policies, programs and plans designed to achieve our

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strategic goals and financial objectives within acceptable risk tolerances. For more information refer to the Human Resources Committee’s report on pages 25 and 26 and the Compensation discussion and analysis beginning on page 49 of this Circular.

Subsidiary governance

The board and its committees play a key role in overseeing RBC subsidiaries with the Governance Committee co-ordinating oversight.

Active and engaged subsidiary boards play a key role in oversight of our legal entities. To maintain appropriate levels of governance in our subsidiaries, we have established an enterprise approach to subsidiary governance. This approach provides a degree of central oversight and is responsive to evolving business needs, legal and regulatory requirements, regulatory expectations and best practices.

The Subsidiary Governance Office leads and co-ordinates efforts to achieve sound governance practices by promoting consistency, simplicity and transparency throughout our subsidiary organizational structure. Strong governance is enhanced with the establishment and implementation of policies on subsidiary board composition and functioning. We have a number of global offices which act as regional governance hubs bringing together local governance expertise with global oversight. Some of our subsidiary boards include independent directors, who are recruited for specific skills and experience and to assist the subsidiary board in providing effective challenge to management.

Shareholder engagement and communications

Continuous and open dialogue with shareholders is a key priority for the board and the Board Chair.

To allow shareholders to provide timely and meaningful feedback, the board has developed practices for the Bank’s investor base to facilitate constructive engagement. Examples of these practices include various methods of hearing from shareholders and responding to their inquiries on an ongoing basis, as well as meetings with investors and organizations representing a significant number of shareholders. The board continues to proactively consider and adapt, as suitable to the circumstances of RBC, emerging practices of board engagement with shareholders.

The table below outlines the key contacts and methods that shareholders can employ to engage with RBC:

Engagement with RBC
Board of Directors

Shareholders can:

•    communicate with the independent directors as indicated on our governance website at rbc.com/governance; or

•    write to the Chair of the Board at the address provided at the back of this Circular.

Management	The CEO, our Group Executive and senior management, and the Vice-President and Head, Investor Relations, meet regularly with financial analysts and/or institutional investors.
Investor Relations	Our Investor Relations group is responsible for maintaining communications with the investing public. Investor Relations staff are available to shareholders by email, telephone or mail as indicated at the back of this Circular.
Live Broadcasts	Quarterly earnings calls with analysts are broadcast live and, for a period of 3 months after each call, are archived on our Investor Relations website at rbc.com/investorrelations. Our Annual Meeting is broadcast live and remains available until the following Annual Meeting on our Investor Relations website.

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Additional governance disclosure

We make the following documents, as well as a summary of any significant differences between the NYSE corporate governance listing standards and our governance practices, available at our governance website at rbc.com/governance:

Printed versions of any of these documents can also be obtained free of charge from the Secretary, using the contact information at the back of the Circular.

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2015 REPORT ON EXECUTIVE COMPENSATION

Human Resources Committee letter to Shareholders

To our Fellow Shareholders,

We are pleased to share with you our approach to compensation for our most senior executive officers for 2015. Our compensation philosophy and principles guide all aspects of our executive compensation programs, policies, practices and decisions. They help ensure that executive compensation outcomes at RBC align with shareholder interests, sound risk management principles, and talent retention, while rewarding behaviours that are consistent with the culture and values of RBC.

We work to ensure that our executive compensation programs continue to reflect best practices, motivate our executives to deliver on our strategy and reward performance with a view to creating long-term value for shareholders.

RBC vision and strategic goals

RBC is focused on helping clients thrive and communities prosper. Our business strategies and actions are guided by our vision: to be among the world’s most trusted and successful financial institutions. Our 2015 principal strategic goals were:

•    In Canada, to be the undisputed leader in financial services;

•    Globally, to be a leading provider of capital markets, investor and wealth management solutions; and

•    In targeted markets, to be a leading provider of select financial services complementary to our core strengths.

2015 financial performance highlights

We made progress in 2015 relative to our strategic goals, with net income of $10 billion, up 11% from last year, driven by strong earnings in Personal & Commercial Banking, Capital Markets and Investor & Treasury Services, partially offset by lower earnings in Wealth Management and Insurance. These results were achieved in an environment of lower than expected real GDP growth in Canada and interest rates at historical lows in Canada, the U.S. and internationally.

We achieved all of our medium-term financial objectives, delivering diluted earnings per share (EPS) growth of 12.2% and a return on common equity (ROE) of 18.6%, while finishing fiscal 2015 in a strong capital position with a Common Equity Tier 1 (CET1) capital ratio of 10.6% and a dividend payout ratio of 46%. These financial objectives are used to measure progress towards the achievement of our medium-term total shareholder return (TSR) performance objectives.

In addition, we achieved top half three-year TSR performance compared to our financial performance peer group in 2015.

Short-term incentive program

Financial measures	2015 target	2015 actual	Actual vs. target
Net income ($ millions)	$9,546	$10,026	Above target
Return on common equity	18.6%	18.6%	Met target

Mid and long-term incentive programs

Financial measures	2015 objective	2015 actual (1)	Actual vs. objective
Diluted EPS growth	7%+	12.2%	✓
ROE	18%+	18.6%	✓
Capital ratios (CET1)	Strong	10.6%	✓

(1)	Results relative to our financial objectives are the primary consideration in determining mid and long-term incentive awards.

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CEO performance

We assess CEO performance relative to financial, client, risk and strategic objectives established by the board at the beginning of the year. Our results were solid relative to our financial objectives as described on page 46. A detailed description of the performance evaluation for David I. McKay, our President and Chief Executive Officer, starts on page 71.

Under Mr. McKay’s leadership, we made progress in attracting and serving the needs of personal, business and institutional clients, demonstrating the power of our diversified business model and our prudent approach to risk management. We also remained focused on managing costs by reducing the rate of growth of our expenses, while continuing to invest, with a particular focus on innovation, technology and digitization. The acquisition of City National Corporation, a premier private and commercial bank serving high net worth individuals and commercial clients across a number of major metropolitan areas in the U.S., our second home market, complements our existing capital markets and wealth management presence, and will create a powerful expansion platform for long-term growth in the U.S., consistent with our strategy.

We continued to invest in our digital and mobile platforms, which currently support nearly 5 million active clients, with growth of 23% in the number of active clients using our mobile platform. We continued to lead in the high net worth client segment by delivering comprehensive value to our clients and leveraging our expertise around business owners, succession and wealth planning.

Our results in 2015 support progress towards our strategic goals, and we are well positioned for future growth.

CEO compensation

In respect of 2015, the board awarded Mr. McKay total direct compensation of $10,875,000, which is 9% above his 2015 target.

In making this award, the board exercised discretion to make a downward adjustment to eliminate the favourable impact of a gain from the wind-up of a U.S.-based funding subsidiary, which was not contemplated in the plan established for the Short-Term Incentive (STI) Program. Mr. McKay’s total direct compensation included a base salary of $1,300,000, a short-term incentive award of $2,325,000 and mid and long-term incentives totaling $7,250,000. The mid and long-term incentives were granted in the form of performance deferred share units (80%) and stock options (20%) to support the alignment of his incentives with long-term shareholder interests.

We believe the compensation awarded to Mr. McKay this year appropriately reflects his leadership in driving our record performance and executing on key strategic initiatives that build for the future and will strengthen our ability to deliver shareholder value over the long term.

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Having your say

The Human Resources Committee and the board believe that our decisions in 2015 incorporate our compensation principles and market practices, reflect progress relative to our strategic goals, and that the compensation outcomes described more fully in the compensation discussion and analysis section of this report are appropriate.

Your input is important to us and we encourage you to review our 2015 compensation discussion and analysis and cast your say-on-pay vote at the upcoming Annual and Special Meeting of Common Shareholders. If you would like to provide more specific feedback, please contact the board by using the contact information on the back cover of this Circular.

Richard George	Kathleen Taylor
Chair of the Human Resources Committee	Chair of the Board

CEO performance and compensation	71
Other NEO performance and compensation	75
Talent management and succession planning	79
Executive compensation alignment with shareholder returns	80
Cost of management ratio	81
NEO compensation	82
Additional information on compensation	91

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Compensation discussion and analysis

This section describes our approach to compensation and the policies, practices, programs and awards for our named executive officers (NEOs).

Our 2015 named executive officers

David I. McKay	President and Chief Executive Officer (CEO)
Janice R. Fukakusa	Chief Administrative Officer and Chief Financial Officer (CAO and CFO)
M. George Lewis	Group Head, Wealth Management and Insurance
A. Douglas McGregor	Group Head, Capital Markets and Investor & Treasury Services
Jennifer Tory	Group Head, Personal & Commercial Banking

Effective November 1, 2015, Douglas A. Guzman was appointed Group Head, Wealth Management and Insurance to succeed Mr. Lewis.

Compensation philosophy and principles

At RBC, we have designed our compensation programs to align executives’ interests with achieving our strategic goals and performance objectives within our risk appetite to drive superior financial performance and generate sustainable shareholder returns, and to attract and retain the talent we need to compete and succeed.

Our approach to compensation, including executive compensation, is based on five guiding principles.

1. Compensation aligns with shareholder interests	• Awards vary based on the absolute and relative performance of RBC. • Mid and long-term incentives vest and pay out over time, encouraging a longer-term view of increasing shareholder value.

2. Compensation aligns with sound risk management principles

•    Our risk management culture is reflected in our approach to compensation. Compensation practices appropriately balance risk and reward, and align with shareholder interests.

•    Performance of individuals, lines of business and RBC overall is assessed on a number of measures, including adherence to risk management policies and guidelines.

3. Compensation rewards performance

•    Our pay-for-performance approach rewards the contribution of employees to individual, business segment and enterprise results relative to objectives that support our business strategies for sustainable growth over short, medium and long-term horizons aligned with the risk appetite of RBC.

4. Compensation enables RBC to attract, engage and retain talent

•    Talented and motivated employees are essential to building a sustainable future for RBC. We offer compensation that is competitive within the markets where we operate and compete for talent.

•    Compensation programs reward employees for high performance and their potential for future contribution.

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5. Compensation rewards behaviours that are consistent with our values

•    RBC values, embedded in our Code of Conduct, form the foundation of our culture and underpin our ongoing commitment to deliver value to all of our stakeholders.

•    Risk conduct and compliance with policies and procedures are considered in determining performance-based compensation.

Key programs and practices relating to compensation at RBC

We regularly review our compensation practices to ensure they align with best practices and regulatory guidance.

	RBC practice		Page
Pay for performance

Performance-based compensation	✓	We assess the performance of the CEO and Group Executive (the most senior executives of RBC) relative to a combination of financial, client, risk and strategic objectives, which are aligned with our strategic goals.	61

Significant portion of pay is “at-risk” and subject to performance	✓	For the CEO and Group Executive, 75% to 85% of target total direct compensation is “at-risk”, which provides for a strong pay-for-performance relationship.	62

Deferral arrangements	✓	For the CEO and Group Executive, between 65% and 80% of variable compensation is deferred, aligning to our compensation principles and relevant regulatory guidelines.	57

Mid and long-term incentive awards subject to performance at grant and at the end of the performance period	✓	Consistent with best practice, we determine grants of mid and long-term incentives based on financial performance (diluted earnings per share (EPS) growth, return on common equity (ROE) and capital ratios). In addition, the Performance Deferred Share Unit (PDSU) Program is subject to a relative total shareholder return (TSR) metric at the end of the three-year performance period, with the possibility of zero payout if the performance threshold is not met.	63

Scenario analysis of pay programs	✓	Every year we perform scenario analysis on our major compensation programs, including those in which the CEO and Group Executive participate, to assess how they might pay out under various RBC performance scenarios. We also back-test the compensation of the CEO and Group Executive to confirm appropriate pay-for-performance alignment.	61

Committee discretion	✓	The Human Resources Committee (HR Committee) may use its informed judgement when recommending final compensation awards to the board to ensure pay outcomes appropriately reflect risk and other unexpected circumstances that may arise during the year.	68
Compensation governance and risk management

Governance oversight	✓	The HR Committee assists the board in carrying out its compensation oversight responsibilities, including the compensation of the CEO and Group Executive.	52

Say-on-pay vote	✓	Non-binding advisory vote on our approach to executive compensation.	3

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	RBC practice		Page
External independent advice	✓	The HR Committee engages an independent advisor to provide an external perspective of marketplace changes and best practices related to compensation design and governance, and objective advice regarding the appropriate level of compensation for the CEO and Group Executive in the context of RBC performance and the market.	53
Alignment with Financial Stability Board’s (FSB) principles and standards	✓	Our approach to compensation risk management is aligned with the FSB’s Principles for Sound Compensation Practices and Implementation Standards.	56
Forfeiture and clawback provisions	✓	A forfeiture and clawback policy allows RBC to recoup incentive awards in the event of misconduct, or a material error or misstatement in our financial results, financial reporting or financial statements.	56
Anti-hedging policy	✓	To maintain the intended alignment between individual and shareholder interests, we prohibit employees from hedging their equity-based compensation.	55
Performance cycles align with risk time horizon	✓	To align compensation with the risk time horizon and motivate executives to create longer-term value and remain accountable for decisions with longer risk tails, we require that a significant portion of variable compensation be deferred and that executives meet minimum share ownership guidelines.	57
Post-retirement equity ownership	✓	The CEO and Group Executive must maintain a minimum level of equity ownership which extends into retirement, ensuring their interests continue to align with shareholders over 24 and 12 months, respectively.	66
Incentive plan caps	✓	The annual variable STI Program is capped at 2.0 times the target; the PDSU Program is capped at 1.25 times the target.	63
Talent management and succession planning	✓	The board oversees a comprehensive approach to talent management and succession planning, which is aimed at ensuring we have a pipeline of leaders to drive both short and long-term performance.	79
Double trigger change in control	✓	Equity awards vest on an accelerated basis only where termination of employment follows a change in control, referred to as “double trigger.”	89
Competitive compensation program
Peer group criteria and application	✓	We use a core comparator group of Canadian financial institutions to establish competitive target compensation levels. We also use a reference comparator group of financial institutions outside Canada to provide additional context in setting target pay of the CEO. We adjust payouts of mid-term incentive awards based on our three-year TSR relative to TSR performance of our financial performance comparator group, which is described in our 2015 Annual Report.	58, 64
Opportunity to defer annual bonuses in deferred share units	✓	To enhance alignment with shareholder interests, executives may elect to receive all or a portion of their annual bonus award in deferred share units, redeemable only upon retirement, resignation or termination of employment with RBC.	66

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Compensation governance

Our Board of Directors is responsible for the oversight of RBC compensation principles, policies, programs and decisions. The board is supported in this work by the HR Committee, which is comprised of independent directors and is advised by an external independent compensation advisor.

The following chart illustrates our compensation governance structure.

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Human Resources Committee

The board recognizes the importance of appointing knowledgeable and experienced individuals who have the necessary background in executive compensation and risk management to fulfill the HR Committee’s obligations to the board and shareholders. Most members of the HR Committee have significant experience in these areas as senior management of complex organizations and through their prior and current membership on the Human Resources or Risk Committees of the RBC board and compensation committees of the boards of other large complex organizations. In fiscal 2015, three members of the HR Committee – Ms. Laberge, Mr. Reinhard and Mr. Vandal – also served on the RBC Audit Committee and are audit committee financial experts, as defined by the U.S. Securities and Exchange Commission. In addition, Mr. George, Mr. Beattie and Ms. van Kralingen also served on the RBC Risk Committee. Mr. Beattie was chair of the RBC Risk Committee in fiscal 2015. This cross-membership between committees supports the effective oversight of compensation and its alignment with sound risk management principles and practices.

In 2015, the HR Committee held a joint meeting with the Risk Committee to consider the relationship between risk and compensation and alignment of variable compensation with risk.

Independent advice

The HR Committee benefits from the advice of an external independent compensation advisor with deep expertise in the area of executive compensation. From 2004 to February 2015, the HR Committee retained Hay Group for this purpose. In keeping with best practices in corporate governance, which support periodic change, the HR Committee commenced a process to review the compensation advisor engagement. This process was led by the Chair of the HR Committee and two other members of the board. Four consulting firms were considered, including Hay Group. After careful consideration, the HR Committee selected Frederic W. Cook & Co., Inc. (FW Cook) as its new independent consultant on the basis of its broad experience advising compensation committees of several large public companies, including financial institutions. FW Cook has no ties to members of the HR Committee or management that could jeopardize its independence, and maintains policies and procedures designed to prevent conflicts of interest. FW Cook provides advisory services exclusively to the HR Committee and does not advise management. The independent advisor’s role includes:

•	advising on compensation and governance trends in executive compensation in Canada, the U.S. and other international locations;
•	annually reviewing the design of major compensation programs to ensure they remain market competitive and aligned with shareholder interests and sound risk management principles;
•	providing advice regarding the appropriate level of target compensation for the CEO and Group Executive;
•

providing advice to the HR Committee regarding the CEO’s compensation recommendations for Group Executive and assisting in finalizing the HR Committee’s compensation recommendations for the CEO and Group Executive based on individual, business segment and overall RBC performance;

•	conducting CEO pay-for-performance analysis relative to the core and reference comparator groups; and
•	reviewing compensation-related materials prepared by management in advance of HR Committee meetings and highlighting potential issues to the Chair of the HR Committee.

The Chair of the HR Committee meets privately with the independent advisor before meetings where compensation is discussed to ensure that important issues receive proper attention. In addition, the HR Committee meets with the independent advisor in camera, without management present, at every meeting where compensation is reviewed.

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In its assessments of the independence of Hay Group and FW Cook, the HR Committee considered all factors relevant to providing independent advice to the HR Committee, and also reviewed the non-Committee services performed for RBC by Hay Group in fiscal 2015 and the proposed fees for those services (see “all other fees” in the table below). The HR Committee was satisfied that based on this review and given the nature and value of the other services provided by Hay Group, the provision of non-Committee services by Hay Group did not impact its ability to act as an independent resource for the HR Committee.

The total fees that RBC paid to each of Hay Group and FW Cook for their respective services in 2015 represented less than 1% of each company’s global revenue. The table below shows the fees paid to the board’s independent compensation advisors over the last two years.

Compensation Advisor	2015		2014
	Executive compensation related fees	All other fees (1)	Executive compensation related fees	All other fees (1)
FW Cook (2)	US$ 161,365	–	–	–
Hay Group	$ 20,123	$77,350	$216,256	$ 67,900
(1)	Limited to position evaluation and compensation surveys.
(2)	FW Cook fees represent partial year. Commenced as advisor in February 2015.

Compensation risk management

Our approach to compensation risk management is outlined in the RBC Policy on Compensation Risk Management and related policies and processes described below. These policies and processes are aimed at ensuring compensation aligns with the short and long-term interests of our shareholders as well as regulatory guidance.

As set out in the RBC Code of Conduct and in the Risk Conduct and Culture Framework, all employees have a part to play in promoting a strong risk culture built on our values. These values are embedded in our recruitment, promotion, learning, leadership development and compensation practices. Adherence to company policies and processes, including the RBC Code of Conduct, is taken into account in determining performance-based compensation. Additionally, managers consider potential risks associated with compensation arrangements and take into account risk accountabilities and ethical behaviours as part of performance evaluations and compensation decisions.

The CRO plays a key role in the management of compensation risk at RBC, including several of the practices described in this section. The CRO’s role as it relates to compensation risk management is further described on page 52.

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RBC Policy on Compensation Risk Management
Purpose	Sets out the compensation risk management policy and practices for RBC. The policy is guided by the FSB’s Principles for Sound Compensation Practices and Implementation Standards, which have been adopted by our principal regulators, and other applicable regulatory guidance.
Key features (applies to all employees)

The policy outlines:

•   the proportion of variable compensation that will be paid under deferral arrangements for executives and employees whose professional activities may have a material impact on the risk profile of RBC (Covered Employees), which is based on the employee’s role and the level of compensation awarded;

•   that deferred compensation will be awarded in equity or equity-linked instruments for executives and Covered Employees; and

•   that compensation for employees responsible for financial and risk control activities will be determined independently from the performance of the businesses they oversee, to ensure their independence.

Criteria for the identification of Covered Employees
Purpose	Identifies employees whose professional activities may have a material impact on the risk profile of RBC, including the CEO and Group Executive, in order to ensure risks are appropriately reflected in their compensation outcomes.
Key features (considers all employees)	Compensation arrangements for Covered Employees are subject to additional standards and processes, including individual reviews by the CRO, to ensure such arrangements do not contribute to risk-taking in excess of the risk appetite of RBC.

Restrictions on trading and hedging RBC securities
Purpose	Maintains alignment of employee interests with those of our shareholders.
Key features (applies to all employees)

RBC employees are prohibited from:

•   buying or selling a security of any issuer when aware of material non-public information relating to the issuer or the security;

•   selling RBC securities directly or indirectly if they do not own or have not fully paid for them (a short sale);

•   directly or indirectly buying or selling a call or put on RBC securities, subject to certain limited exceptions for employees of RBC subsidiaries; and

•   entering into equity monetization transactions that would have an effect equivalent to creating call or put rights in respect of RBC securities or other financial instruments designed to hedge or offset a decrease in the market value of securities of RBC.

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Adjustments for compensation risk and performance outcomes
Purpose	Ensures that adjustments for risk and performance are appropriately reflected in performance-based compensation amounts. Potential risk adjustments can be made to entire programs, business segments within a compensation program, and to groups of or individual Covered Employees, depending on the underlying nature of assessed risk and actual performance and risk outcomes.
Key features (applies to all major compensation programs and Covered Employees)

•   To assist the HR Committee in determining whether compensation awards require a risk or performance adjustment, the CRMOC reviews compensation program pool calculations to ensure significant items impacting the results for the period are identified and appropriately captured. The process includes a review of key financial measures, including net income, ROE and economic profit that takes into account the cost and quantity of capital.

•   The CRO also reviews key risk factors including risk profile relative to risk appetite, risk conduct and culture and other quantitative and qualitative risks in order to identify factors that should be taken into account in determining variable compensation awards. Where warranted, adjustments for risk will be recommended by the CRO to the CRMOC and the HR Committee. Key risk factors include, but are not limited to, credit, market, operational and regulatory risk exposure and exposure to stress events.

•   Mid and long-term incentives granted to the CEO, Group Executive and all other Covered Employees can be adjusted downward at vesting and payout if (i) there has been a material downturn in financial performance or a material failure of managing risk; or (ii) actual risk and performance outcomes are materially different from the assessments made at the time of grant. Such adjustments for the CEO and Group Executive are at the discretion of the HR Committee and subject to approval by the board.

RBC Policy on Forfeiture and Clawback
Purpose	Addresses situations in which individuals might profit from business activities that are conducted inappropriately or outside of approved risk limits and tolerances, or from a material error or misstatement of financial results, financial reporting or financial statements.
Key features (applies to all executives and Capital Markets employees)

•   Allows RBC to recoup incentive awards that have been paid or vested and cancel unvested mid and long-term incentive awards to executives, including the CEO, Group Executive, and employees who are material risk takers, for misconduct including non-compliance with applicable laws and regulations, accounting fraud, and failure to follow internal policies and procedures.

•   A financial restatement trigger permits RBC, subject to the board’s discretion, to recoup incentive awards that have been paid or vested and cancel unvested mid and long-term incentive awards for the CEO and Group Executive in excess of the amount that would have been received under the restated financial statements.

•   If an employee is terminated for cause, the employee, subject to applicable laws, would forfeit all previously awarded unvested mid and long-term incentive awards under performance-based incentive programs.

Independent review of compensation programs and practices

Each year, the Internal Audit group conducts an independent review of compensation governance practices and alignment with the FSB’s Principles for Sound Compensation Practices and Implementation Standards and other regulatory guidance. The Chief Internal Auditor met with the HR Committee in May 2015 to report on the results of the review for fiscal 2014, and confirmed that he was satisfied that our compensation programs and practices were generally aligned with current regulatory guidance. The results of the 2014 review were also provided to the Office of the Superintendent of Financial Institutions (OSFI).

Alignment to the FSB’s Principles for Sound Compensation Practices

The following table highlights how our practices align with key elements of the FSB’s Principles for Sound Compensation Practices. Our approach to compensation continues to align with the FSB’s principles, as well as expectations from our principal regulators.

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FSB principles	Compensation practices at RBC
The board oversees the compensation system’s design and operation	✓	The board is ultimately responsible for oversight and decision-making with respect to the compensation principles, policies and programs at RBC, including the management of compensation risk.
The board monitors and reviews the operation of the compensation system	✓	The board, with the support of the HR Committee, monitors and reviews the compensation system to confirm alignment with risk management principles and practices. This includes reviewing and approving compensation policies and the design of major compensation programs, payouts and adjustments for risk at the program and individual level.
	✓	The HR Committee meets with the CRO regularly to review our risk profile relative to risk appetite to ensure that significant risks are appropriately reflected in compensation outcomes.
Employees responsible for key risk and financial control activities are compensated in a manner that is independent of the specific business segments they oversee	✓	Compensation for employees responsible for financial and risk control activities (e.g. risk, audit, compliance and finance) is determined independently from the performance of the business segments they oversee.
Compensation is adjusted for current and potential risks	✓	The HR Committee considers potential adjustments to compensation payouts both at the program and individual level, guided by the CRO’s review of a number of risk factors as described on page 56.
	✓	At the individual level, adjustments can be applied to the performance-based compensation of Covered Employees, if warranted, following a review of their adherence to risk management and compliance policies.
Compensation outcomes are symmetric with performance outcomes	✓	Our principle of pay for performance drives compensation awards, ensuring incentives are aligned with performance and risk outcomes. This is evident in aspects such as:
		–	performance-based incentive pools are primarily based on net income;
		–	final payouts for mid-term incentive awards are subject to a performance modifier, which has the potential to increase or decrease awards by up to 25%, with the possibility of no payout if the performance threshold is not met or at the board’s discretion;
		–	awards can be adjusted downward at vesting and payout if (i) there has been a material downturn in financial performance or a material failure of managing risk; and (ii) if actual risk and performance outcomes are materially different from the assessments made at the time of grant; and
		–	a forfeiture and clawback policy as described on page 56 that covers the CEO, members of the Group Executive, all executives and participants in the RBC Capital Markets Compensation Program.
Payout of compensation is sensitive to the time horizon of risks	✓	To align compensation with the risk time horizon and motivate executives to create longer-term value, we require that a significant portion of variable compensation be deferred (at least 40% for Covered Employees and at least 70% for the CEO) with vesting over three or four years.
	✓	We have share ownership requirements, which also extend into retirement for the CEO and members of the Group Executive (first two years for CEO; first year for members of the Group Executive).
The mix of cash, equity and other forms of compensation is consistent with the alignment of risk	✓	We require the deferral of a significant portion of pay “at-risk” to align compensation with the risk time horizon and to motivate executives to create longer-term value. The mix of compensation varies by executive level, reflecting the opportunity executives have to influence the performance of RBC.

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Compensation decision-making

The following illustration provides an overview of our annual process for determining and back-testing compensation for the CEO and Group Executive:

	1	Establish target compensation levels

Compensation decisions are guided by our compensation philosophy and principles as described on pages 49 to 50.	2	Set target compensation mix and pay “at-risk”

	3	Establish corporate, business segment and individual performance objectives

	4	Evaluate performance relative to objectives

	5	Determine performance-based compensation awards applying informed judgement

	6	Back-test compensation to confirm the alignment of awards with RBC performance over time

1.	Establish target compensation levels

To ensure that our compensation programs remain market competitive, we annually review the program design and pay levels of other financial institutions that are our primary competitors for talent. The HR Committee’s external independent advisor analyzes market information and assists the HR Committee in determining the appropriate benchmark compensation comparator groups for the CEO and Group Executive. We also obtain market information from public disclosures and a number of other external consulting firms, including McLagan and Willis Towers Watson.

Compensation comparator groups

The HR Committee reviews and approves a core comparator group for compensation purposes as well as a reference comparator group used to provide additional context in establishing the CEO’s target pay. As part of its review of the comparator groups, the HR Committee considers the business profile of RBC (e.g. size, business mix and scale of operations outside of Canada), our international growth strategy, and the associated talent requirements. These comparator groups have been unchanged since fiscal 2011 and are as follows:

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i. Core comparator group

The core comparator group of Canadian financial institutions is used to benchmark target compensation for the CEO and Group Executive. The following tables summarize the selection criteria for the core comparator group, and the resulting list of companies:

Selection criteria		Core comparator group
Head office location	Canada	Bank of Montreal Bank of Nova Scotia Canadian Imperial Bank of Commerce Manulife Financial Sun Life Financial Toronto-Dominion Bank
Line of business	Diversified banks and other financial institutions
Key company characteristics	• Primary competitors for talent • Meet criteria on at least one of the following measures (generally half to two times RBC): • revenue • assets • market capitalization

The following table summarizes how we compare relative to companies in our core comparator group:

Core comparator group (1)
Company	Revenue (millions)	Total assets (millions)	Net income (millions)	Market capitalization (millions)	Full-time equivalent employees
Bank of Montreal	$19,389	$641,881	$4,405	$48,862	46,353
Bank of Nova Scotia	$24,049	$856,497	$7,213	$73,969	89,214
Canadian Imperial Bank of Commerce	$13,856	$463,309	$3,590	$39,840	44,201
Manulife Financial	$40,021	$682,949	$2,785	$42,731	33,000
Sun Life Financial	$21,082	$239,902	$2,151	$26,954	16,275
Toronto-Dominion Bank	$31,426	$1,104,373	$8,024	$99,641	80,554

Median of core comparator group	$22,566	$662,415	$3,998	$45,797	45,277
RBC	$35,321	$1,074,208	$10,026	$107,925	72,839
Rank	2	2	1	1	3
(1)	Information is from public filings for the most recently reported four quarters, available as at December 31, 2015; market capitalization is as at October 31, 2015.

ii. Reference comparator group for CEO

The reference comparator group is used to provide additional context in setting the target pay of the CEO. The following tables summarize the selection criteria for the reference comparator group, and the resulting list of companies:

Selection criteria		Reference comparator group
Head office location	Outside of Canada	Barclays BNP Paribas Credit Suisse JP Morgan Chase National Australia Bank	PNC Financial U.S. Bancorp Wells Fargo Westpac Banking
Line of business	Diversified banks and other financial institutions
Key company characteristics	Relevant with respect to: • size • business mix • scale of operations outside of home country • financial condition

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The following table summarizes how we rank on size-based selection criteria relative to each group:

(C$ millions)	RBC	Core comparator group (1)				Reference comparator group (1), (2)
		Median	RBC rank			Median	RBC rank
Revenue	$35,321	$22,566	2	}	of 7 companies	$34,339	5	}	of 10 companies
Total assets	$1,074,208	$662,415	2			$1,135,518	6
Market capitalization	$107,925	$45,797	1			$93,660	3
(1)	Information is from public filings for the most recently reported four quarters, available as at December 31, 2015; market capitalization is as at October 31, 2015.
(2)	Amounts for companies outside of Canada have been converted to Canadian dollars using the Bank of Canada foreign exchange rates of USD 1.00 = CAD 1.3075, EUR 1.00 = CAD 1.4377, GBP 1.00 = CAD 2.0158, CHF 1.00 = CAD 1.3228, AUD 1.00 = CAD 0.9323. These rates reflect the foreign exchange rate on October 31, 2015.

Target setting for CEO and Group Executive

For the CEO, target total direct compensation is set early in the fiscal year to ensure competitiveness relative to the core comparator group, taking into account the business profile of RBC, including the size of RBC and its diverse businesses and geographies relative to peers. As RBC is the largest of the core comparator companies based on market capitalization and net income, and the second largest based on revenue and total assets, the HR Committee also considers the CEO’s target compensation relative to the reference comparator group, which is used to provide additional context in establishing the CEO’s target pay.

Target total direct compensation for the Group Executive is established to be market competitive based on compensation levels for comparable roles in the core comparator group. While the reference comparator group is not considered when setting targets for the Group Executive, broad market information for financial institutions outside of Canada is provided to the HR Committee for additional context for Group Executive members with significant international responsibilities.

After reviewing compensation information from the core comparator group and additional market information, as well as receiving advice from its independent advisor, the HR Committee recommends for board approval target total direct compensation for the CEO and Group Executive.

2.	Set target compensation mix and pay “at-risk”

Total direct compensation is comprised of base salary and performance-based incentive awards. The mix of compensation awards varies by role and executive level, reflecting the opportunity executives have to influence RBC performance. In determining the mix, we also consider market practices and our compensation principles, including how the elements of executive compensation align with longer-term shareholder value creation. A significant portion of the compensation executives receive is “at-risk” and a substantial percentage of pay “at-risk” is deferred in the form of equity-based incentive awards to align compensation with shareholder interests.

3.	Establish performance objectives

Early in the fiscal year, the HR Committee establishes, and the board approves, a combination of financial and non-financial performance objectives, as well as specific initiatives. Financial performance is assessed on the basis of net income and ROE relative to targets set for the STI Program. Awards in respect of net income and ROE are determined using pre-established payout grids. Non-financial objectives include client, risk and strategic objectives for the CEO, which support the achievement of short, medium and long-term

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performance and reflect the view that a multi-faceted approach to performance ensures alignment with the interests of shareholders, clients, employees and communities.

The CEO establishes objectives for each Group Executive member, which are based on the same categories as the CEO and reflect each executive’s role and accountabilities.

For major compensation programs, including those in which the CEO and Group Executive participate, scenario analysis is performed annually to assess how these programs might pay out under different scenarios of RBC performance. This ensures that programs will pay out as intended, are aligned with our principle of pay-for-performance and do not drive risk-taking in excess of our risk appetite. The performance scenarios, which range from poor to exceptional results, are reviewed by the HR Committee to consider the appropriateness of a range of potential outcomes.

4.	Evaluate performance relative to objectives

Following the end of the fiscal year, the performance of the CEO and Group Executive is assessed relative to financial, client, risk and strategic objectives. The HR Committee evaluates the performance of the CEO relative to his objectives, and the CEO reviews performance evaluations for members of the Group Executive with the HR Committee.

A description of the evaluations for the CEO and other NEOs for 2015 can be found on pages 67 to 79.

5.	Determine performance-based compensation awards

The HR Committee is responsible for recommending for board approval the short, mid and long-term incentive compensation awarded to the CEO and Group Executive. In making these decisions, the HR Committee reviews:

•	evaluations of performance;
•	market compensation information (compensation comparator groups);
•	available information regarding the relative financial performance of RBC;
•	each individual’s potential to contribute to the creation of longer-term shareholder value;
•	CRO’s report regarding the incorporation of risk in incentive compensation decisions at the program and individual level;
•	advice of the HR Committee’s independent compensation advisor;
•	CEO’s recommendations for compensation awards for Group Executive; and
•

select vertical pay ratios provided for additional context in making recommendations to the board for compensation awards for the CEO, including a comparison of the annual total direct compensation of the CEO and the median annual total direct compensation of all employees.

After considering these sources of input, the HR Committee provides recommendations to the board for compensation awards for the CEO and Group Executive.

The board believes the use of informed judgement when determining final compensation is important to ensure that awards appropriately reflect risk as well as other unexpected circumstances that may arise during the year, and to eliminate the possibility of unintended outcomes determined solely by formula.

You will find a description of the compensation awarded to the CEO and other NEOs for 2015 on pages 67 to 79.

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6.	Back-test compensation

Annually, we back-test compensation for the CEO. Back-testing involves reviewing the current value of performance-based incentive awards granted over the CEO’s tenure (see page 74) to confirm the alignment of award outcomes with RBC performance. The assessment uses the value of the short and mid-term incentives at the time of payout, the in-the-money value of the long-term incentives at the time of exercise, and the value of unvested mid and long-term incentive awards at the date of the test. We also back-test performance-based incentive awards granted to the Group Executive to confirm the continued alignment of award outcomes with RBC performance.

Components of 2015 compensation

Compensation includes base salary, performance-based incentive awards, pension, benefits and perquisites. We regularly review these components to ensure they continue to align with our compensation philosophy and principles and market practices. The graphs below outline the target compensation mix for the CEO and Group Executive, excluding the Group Head, Capital Markets and Investor & Treasury Services (outlined on pages 65 to 66), and the proportion of pay at-risk.

Base salary

Base salary provides a base level of income reflecting each executive’s level of responsibility, capabilities and experience in the context of their role and the market. We review base salaries annually, and generally grant increases when an executive assumes increased responsibilities or significantly deepens knowledge and expertise. We may also adjust base salaries when there is a material change in the compensation levels of comparable roles in the core comparator group.

Performance-based awards

We base awards under the short, mid and long-term incentive programs on individual, business segment and overall RBC performance. The annual incentive program is cash-based; however, it provides executives with the option of deferring all or part of their awards under the Deferred Share Unit (DSU) Program (see page 66 for more information). The mid and long-term incentive programs are equity-based.

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CEO and Group Executive

The table below summarizes the key design features of the incentive programs for the CEO and Group Executive, excluding the Group Head, Capital Markets and Investor & Treasury Services (which is outlined on pages 65 to 66).

Short-term Incentive (STI) Program
Overview	Rewards individual, business segment and overall RBC performance.
Form of award	Annual cash bonus
Performance period	12 months
Grant / award determination	Total STI award is based on target total compensation levels established as a percentage of base salary, and performance in 3 categories (financial, client, and risk and strategic objectives) are added together to determine the actual STI payout. Payouts can range from zero to a maximum of 2.0 times target, which has been reduced in 2015 from a maximum of 2.5 times in 2014.
Performance measures

Financial (60% weight)

•    RBC or business segment net income relative to target (75% weight) plus ROE relative to target (25% weight).

•    We also consider economic and market assumptions used in the planning process and whether actual conditions differ from those assumptions.

Client satisfaction and loyalty (10% weight)

•    Performance against key customer metrics, measured using an index across business segments.

Risk and strategic (30% weight)

•    RBC, business and individual goals relating to risk management and compliance, strategy execution, talent management and diversity, and brand and reputation management.

Vesting	Paid following the end of the fiscal year.

Mid and Long-term Incentive (MTI and LTI) Programs
Overview	Rewards executives for their contribution to medium and long-term performance and potential for future contribution.
	MTI	LTI
Form of award	Performance deferred share units (80% of equity incentives granted)	Stock options (20% of equity incentives granted)
Performance period	3 years	Up to 10 years
Grant / award determination

The value of awards may vary from target based on diluted EPS growth, ROE and capital ratios, which are used to measure progress relative to our medium-term TSR objectives.

The value of awards granted may also vary from target following a review of key risk factors completed by the CRO to identify significant quantitative and qualitative risks that should be taken into account in determining awards.

If required, the CRO will make recommendations to the HR Committee for adjustments (see page 56 for more information).

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Mid and Long-term Incentive (MTI and LTI) Programs
	MTI	LTI
Performance measures

RBC share price performance plus relative TSR (change in RBC share price plus dividends paid compared to financial performance comparator group). (1)

Adjustments may be made to awards at vesting relative to target based on a schedule that increases or decreases the value of awards by 5% for each ranking, to a maximum of 25%. Awards will fluctuate in value not only as a result of the application of the modifier, but also as a result of changes in RBC share price.

A zero payout would result if (i) 3-year TSR is in the bottom two rankings of the financial performance comparator group; and (ii) 3-year average ROE is below the performance threshold (10% for awards granted in 2015).

RBC share price performance.
Vesting	Vests and is paid after 3 years.	50% vests after 3 years 50% vests after 4 years

(1)	Revised for awards granted in 2014 to align with changes made to the financial performance comparator group described below. For outstanding awards granted prior to 2014, adjustments may be made at vesting relative to target based on a quintile approach, whereby adjustments are based on a schedule that increases or decreases the value of awards for each quintile by up to 25%.

Potential adjustments to awards for CEO and Group Executive
Risk and performance adjustments	Discretion may be exercised by the board to adjust mid-term incentive awards downward at vesting and payout if there has been a material downturn in financial performance or a material failure in managing risk, and if actual risk and performance outcomes are materially different from the assessments made at the time of grant. Such adjustments would be recommended by the HR Committee and approved by the board.
Discretionary adjustments	The HR Committee and the board may apply discretion to adjust awards from target levels based on significant external and internal factors affecting financial results. Adjustments can range from a 100% decrease, resulting in a zero payout, to an increase of up to 25%.

How we use our financial performance comparator group

At the time of vesting of PDSU awards, we compare our TSR to that of a financial performance comparator group of companies to ensure alignment of compensation with performance objectives. This is the same group as the global peer group as described in the 2015 Annual Report and approved by the board. It is used to determine the performance modifier for payouts under the PDSU Program, as described above. This comparator group was unchanged in 2015 and is as follows:

Financial performance comparator group
Bank of Montreal	National Bank	JP Morgan Chase
Bank of Nova Scotia	Power Financial	Wells Fargo
Canadian Imperial Bank of Commerce	Toronto-Dominion Bank	Westpac Banking
Manulife Financial

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Why we use these measures of financial performance

STI Program

Net income and ROE provide comprehensive measures of the overall performance of RBC in the fiscal year, and on a comparable-year basis.

Net income – for RBC and business segments

Net income is relevant across business segments and offers good line of sight and common focus for all program participants to drive in-year and sustainable growth.

ROE – for RBC

We use ROE as a measure of return on total capital invested in our business. The calculation is based on net income available to common shareholders divided by total average common equity for the period.

MTI / LTI Program

In addition to ROE as described above, we use:

EPS growth

Diluted EPS reflects our net income available to common shareholders based on the weighted average diluted number of common shares outstanding for the period. EPS growth is a measure of management’s ability to deliver increased profitability to our shareholders.

TSR

TSR aligns with our three strategic goals (see page 67) and we believe it represents the most appropriate measure of shareholder value creation. TSR reflects the performance of our common shares over a period of time, incorporating share price changes and reinvested dividends paid to common shareholders. Relative TSR is a measure of our share price performance and dividends returned to shareholders relative to our peers over a period of time.

Capital ratios

Capital, as measured by the Common Equity Tier 1 (CET1) ratio, is a core measure of our financial strength and relevant in assessing our performance. Strong capital ratios, along with high returns over the short and longer term, reflect management’s ability to balance risk and returns while providing a prudent cushion to absorb shocks.

Group Head, Capital Markets and Investor & Treasury Services

The table below summarizes the key design features of the incentive program for the Group Head, Capital Markets and Investor & Treasury Services, who participates in the Capital Markets Compensation Program.

Key features	Capital Markets Compensation Program
Performance period	12 months
Bonus pool funding

•   Primarily Capital Markets’ earnings before taxes, which includes cost of funds, provisions for credit losses and mark-to-market adjustments. Also includes a potential adjustment to reflect overall RBC performance using measures from the STI Program.

•   The CRO reviews the bonus pool to determine whether additional adjustments for risk are appropriate, reviews the assessment with the CRMOC and makes recommendations to the HR Committee. The HR Committee recommends the bonus pool to the board for approval after considering management’s recommendation.

Individual performance

The Group Head is assessed relative to financial objectives as well as risk and strategic objectives in a similar manner to other members of the Group Executive. Target compensation levels are not established for the Group Head as individual incentive awards are discretionary. In establishing compensation levels, the HR Committee considers the compensation market information for the core comparator group. The HR Committee also considers performance and compensation information of institutions outside of Canada for additional context given the breadth and global scope of our Capital Markets business, and may make adjustments to ensure risk and performance are appropriately reflected in award amounts.

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Key features	Capital Markets Compensation Program
Form of awards (for Group Head)

•   Cash bonus (35% of variable compensation).

•   Deferred compensation (65% of variable compensation) comprised of:

–    Performance deferred share units (80%)

–    Stock options (20%)

For more information about these awards, see pages 63 to 64.

Performance adjustments

•   Awards may be adjusted downward at vesting and payout if there has been a material downturn in financial performance or a material failure in managing risk, or if actual risk and performance outcomes are materially different from the assessments made at the time of grant. Such adjustments are recommended by the HR Committee and approved by the board.

•   In the event of misconduct or a material error or misstatement of financial results, financial reporting or financial statements, cash bonuses and mid and long-term incentive awards may be subject to clawback, as outlined in the RBC Policy on Forfeiture and Clawback.

Voluntary deferral of short-term incentive awards – DSU Program

Purpose	For all executives, the DSU Program provides the opportunity to receive 100%, or a portion (25%, 50% or 75%), of the short-term incentive award in RBC deferred share units rather than cash, redeemable only upon retirement, resignation or termination of employment with RBC.
Determining the number of units	The elected portion of the award is converted to deferred share units based on the average closing market price of shares on the Toronto Stock Exchange (TSX) for the first five trading days in the open window in December. Deferred share units earn dividend equivalents in the form of additional deferred share units.
Redeeming awards	When redeemed, deferred share units are valued at the average closing price of shares on the TSX for the five trading days prior to the redemption date.

Share ownership requirements

We require the CEO and Group Executive to maintain a minimum level of share ownership, which extends into retirement for a specified period of time. Executives can meet share ownership requirements through personal holdings, shares accumulated under our employee share ownership plans, and share units held under our equity incentive programs, other than the RBC Stock Option Plan. Employees who are promoted to RBC executive roles or managing directors in Capital Markets or Investor & Treasury Services have three years to meet the minimum requirement, while those who are recruited externally have five years.

Minimum share ownership requirements by level
RBC	Multiple of the last 3 years’ average base salary	Post-retirement
CEO	8x	2 years
Group Executive (1)	6x	1 year
Executive Vice-Presidents	3x	N/A
Senior Vice-Presidents	2x	N/A
Vice-Presidents	1x	N/A

(1)	Excluding Group Head, Capital Markets and Investor & Treasury Services.

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Capital Markets	Multiple of the last 3 years’ average base salary	+	Multiple of the last 3 years’ average annual cash bonus	Post-retirement
Group Head, Capital Markets and Investor & Treasury Services	2x	+	2x	1 year
Members of the Operating Committee	1.5x	+	1.5x	N/A
Managing Directors	1.5x	+	N/A	N/A
Investor & Treasury Services	Multiple of the last 3 years’ average base salary / fixed pay			Post-retirement
Members of the Operating Committee	2x			N/A
Managing Directors	1x			N/A

All NEOs exceed their share ownership requirements, as shown in the table below.

Name		Value of shareholdings as at October 31, 2015 (1)
	Requirement	PDSUs	RSUs		DSUs (2)	RESSOP/ DSSP	Personal holdings		Actual multiple / Total holdings
D.I. McKay	8x average salary	$10,411,674	–		–	$1,573,447	$413,329		12.3x average salary
	$ 8,076, 712								$ 12,398,450
J.R. Fukakusa	6x average salary	$8,183,145	–		$17,217,898	$1,550,818	–		36.2x average salary
	$ 4,466,575								$ 26,951,861
M.G. Lewis	6x average salary	$7,543,340	–		–	$1,918,504	$14,015,562		33.7x average salary
	$ 4,183,288								$ 23,477,406
A.D. McGregor	2x average salary and cash bonus	$18,837,347	–		$30,014,155	$275,490	$6,450,316	(3)	12.9x average salary and cash bonus
	$ 8,623,813								$ 55,577,307
J. Tory	6x average salary	$1,557,375	$189,387	(4)	–	$2,298,219	$602,871		10.0x average salary
	$ 2,797,370								$ 4,647,852

(1)	Values are based on $74.77, the closing price of RBC common shares on the TSX on October 30, 2015.
(2)	Mr. McKay voluntarily chose to defer 50% of his annual variable short-term incentive awarded in December for fiscal 2015 into deferred share units. For Ms. Fukakusa and Mr. McGregor, the values include annual incentive awards that were voluntarily deferred as share units.
(3)	The value includes preferred shares based on $20.56, the closing price of series BF preferred shares on October 30, 2015.
(4)	Ms. Tory’s restricted share units (RSUs) were awarded in her previous role as Regional President, Greater Toronto Region. The RSUs will fully vest and pay out on December 17, 2016.

2015 NEO performance and compensation

We believe that a multi-faceted approach to evaluating performance, which takes into account both financial and non-financial measures, is a comprehensive and balanced way for the HR Committee to assess the NEOs’ overall leadership and performance relative to objectives that support the achievement of our 2015 strategic goals:

1.	In Canada, to be the undisputed leader in financial services;
2.	Globally, to be a leading provider of capital markets, investor and wealth management solutions; and
3.	In targeted markets, to be a leading provider of select financial services complementary to our core strengths.

NEOs are assessed relative to the overall performance of RBC with a focus on maximizing TSR through the achievement of top half performance compared to our financial performance comparator group over the medium term (three years), which we believe reflects a longer-term view of strong and consistent financial performance.

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The HR Committee considers the following measures in determining recommendations for the NEOs’ short, mid and long-term incentive programs. Early in the fiscal year, the board established financial, client, risk and strategic objectives for the STI Program. These objectives support the achievement of our strategic goals.

STI Program		MTI and LTI Programs at grant			MTI Program at vesting
(i) (ii) (iii)	Net income and ROE compared to STI Program targets; Client objectives; and Risk and strategic objectives.	(i)	Overall performance of RBC. This includes diluted EPS growth, ROE and capital ratios, which are used to measure our progress relative to our medium-term TSR objectives.	(i)	For the mid-term incentive program, relative TSR over the three-year time horizon following the date of grant compared to our financial performance comparator group.

When determining final compensation, the board may apply its informed judgement to adjust the value of awards. This discretion is intended to ensure that awards appropriately reflect risk as well as other unexpected circumstances that arise during the year, and to eliminate the possibility of unintended outcomes determined solely by formula.

2015 performance and compensation

Financial objectives and results

	2015 STI target	2015 actual	Actual vs. target
RBC net income ($ millions)	$9,546	$10,026	Above STI target
RBC ROE	18.6%	18.6%	Met STI target

•	In 2015 RBC achieved record net income of $10,026 million, up 11.4% from the prior year, exceeding the STI Program target of $9,546 million by 5%. We achieved ROE of 18.6%, meeting the STI target.
•

Personal & Commercial Banking achieved net income of $5,006 million, up 11.9% from 2014 and exceeding the STI Program target of $4,894 million by 2.3%, reflecting solid volume growth across most businesses in Canada, strong fee-based revenue growth and higher earnings in the Caribbean, partially offset by higher costs to support business growth and lower spreads.

•

Wealth Management achieved net income of $1,041 million, 13.7% below the STI target of $1,206 million, and 3.9% lower than 2014 net income. Results reflected higher costs in support of business growth in Global Asset Management and Canadian Wealth Management, restructuring costs related to the U.S. & International Wealth Management business, lower transaction volumes and higher provision for credit losses, partially offset by higher earnings from growth in average fee-based client assets.

•

Insurance achieved net income of $706 million, exceeding the STI target of $690 million by 2.3%, while below 2014 by 9.6%, mainly due to a change in Canadian tax legislation, a lower level of favourable actuarial adjustments and higher net claims costs, partially offset by higher earnings from new U.K. annuity contracts, and a favourable impact of investment-related activities in the Canadian life business.

•

Investor & Treasury Services achieved net income of $556 million, up 26.1% from 2014, reflecting increased client activity in our foreign exchange forwards business and higher foreign exchange transaction volumes, an additional month of earnings in Investor Services, increased custodial fees and higher earnings from growth in client deposits. These results were partially offset by mark-to-market losses on securities held in our treasury portfolio.

•

Capital Markets achieved net income of $2,319 million, up 12.9% from 2014, driven by growth in our global markets businesses, reflecting increased client activity, continued solid performance in our corporate and investment banking businesses and the positive impact of foreign exchange translation, partially offset by lower results in certain legacy portfolios.

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Client objectives and results

Client satisfaction and loyalty are measured using a client index comprised of a combination of client survey results, rankings and awards for our Canadian Banking, Wealth Management and Insurance businesses, and reinforce our vision to be among the world’s most trusted and successful financial institutions.

The 2015 objective was established at the beginning of the year. In 2015 RBC maintained strong client satisfaction and loyalty resulting in an overall score of 66, which exceeded the 2015 objective.

	2015 objective	2015 actual	Assessment
Overall RBC	64	66	Above STI target

Client satisfaction and loyalty outcomes were reinforced by numerous industry awards and rankings, including:

•	Received Best Banking awards for financial planning, advice and channel excellence (Ipsos Customer Service Index).
•	Named Best Global Retail Bank (Retail Banker International) for the second consecutive year.
•	Ranked 5th largest global wealth manager by client assets (Scorpio Partnership’s Global Private Banking KPI Benchmark) for the second consecutive year.
•	Named “Best Investment Bank in Canada” (Euromoney Magazine) for the eighth consecutive year.
•	Rated #1 global custodian (Global Custody Survey, Global Investor ISF) for the fifth consecutive year.
•	Leading asset management provider with number one ratings across client service, custody, fund administration and Canadian dollar transactions (Global Custody Survey, Global Investor ISF).

Risk and strategic objectives and results

Risk management and compliance	2015 results
• Manage enterprise risk profile within board approved risk appetite ensuring appropriate risk diversification.

✓        Maintained our risk profile within risk appetite despite market headwinds.

✓        Maintained strong credit quality with a PCL ratio of 24 basis points (Provision for Credit Losses as a percentage of average net loans and acceptances), lower than in 2014 and 2013.

✓       Maintained strong credit ratings.

• Maintain strong capital, liquidity and funding positions to support our strategic direction, growth objectives and credit rating.	✓ CET1 Ratio of 10.6% up from 9.9% in 2014.
✓ Liquidity Coverage Ratio was 127%, above the regulatory minimum and our self-imposed constraint.

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Strategy execution	2015 results
• In Canada, to be the undisputed leader in financial services.

✓        Led industry in cross-sell with 23% (consistent with 2014) of clients holding three products (transaction accounts, investments and borrowing products), compared to peer average of 14% (Canadian Financial Monitor by Ipsos Reid – Q3 2015).

✓       Launched the RBC Newcomer Advantage to assist new clients to become established by providing access to a wider range of financial solutions.

✓       Maintained a leading market share of 14.5% of the Canadian mutual fund asset management industry.

✓       Continued to invest in digitizing our client experience with a focus on speed of service and simplification, with growth of 23% in the number of active clients using our mobile platform.

✓       Launched mobile payment technology allowing clients with Android devices to use digital wallet anywhere in the world with any mobile network.

• Globally, to be a leading provider of capital markets, investor and wealth management solutions.

✓       Announced the acquisition of City National Corporation, which marks a major milestone in our U.S. strategy and complements our existing capital markets and wealth management presence, providing significant opportunities to deepen our relationships with high net worth and mid-market commercial clients.

✓        In the U.S., we continued to be among the top 10 full service brokerage firms in terms of assets and number of advisors, and we continue to focus on improving advisor productivity.

✓       Capital Markets continued to grow corporate and investment banking businesses in the U.S.

• In targeted markets, to be a leading provider of select financial services complementary to our core strengths.

✓        Continued to realign International Wealth Management business to focus on key client segments in select target markets, creating a scaleable and profitable business aligned to a more conservative risk profile.

✓       Continued to focus on the efficient deployment of our capital and growth of our corporate and investment banking businesses, particularly in the U.S. and Europe.

Talent management and diversity	2015 results
• Strengthen succession plans for key roles; targeted development for key successors.	✓ Senior leadership changes made in line with succession plans.
• Maintain high levels of employee engagement, be an employer of choice in Canada and develop internationally.	✓ Employee engagement remains strong and now exceeds the “Towers Watson High Performance Companies” benchmark by a wider margin than 2014.
• Increase women and visible minorities in leadership and continue to build culture of inclusion.	✓ Maintained #1 position among the major banks in Canada for representation of women and visible minority executives (Employment Equity Report).
• Recognition as an employer of choice through award programs.	✓ Named one of the Best Workplaces in Canada for the seventh consecutive year (The Great Place to Work Institute), and received numerous other awards.

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Brand and reputation management	2015 results
• Maintain strong brand in Canada and build awareness internationally, aligned with business objectives.	✓ Brand Value: Maintained #1 ranking in Canada, #14 globally (Brand Finance).
✓ Continued to be included in Dow Jones Sustainability North America Index for 2015, and named one of Canada’s Best 50 Corporate Citizens by Corporate Knights.

MTI and LTI program objectives and results

We measure progress towards the achievement of our medium-term TSR performance objectives through a number of financial performance measures, including those outlined in the table below. Our performance compared to these medium-term objectives is the primary consideration in determining MTI and LTI awards versus target levels.

Medium-term objectives	2015 results	Results vs. objectives
Diluted EPS growth of 7%+	12.2%	✓
ROE of 18%+	18.6%	✓
Strong capital ratios (CET1)	10.6%	✓

Our focus is to maximize TSR through the achievement of top half performance compared to our global peer group over the medium term, which we believe reflects a longer-term view of strong and consistent financial performance. Maximizing TSR is aligned with our three strategic goals discussed earlier and we believe represents the most appropriate measure of shareholder value creation. In 2015, we achieved top half three-year TSR performance compared to our financial performance peer group.

Three-year annualized TSR vs. peer group
Three-year TSR (1)
Royal Bank of Canada	14% Top half
(1)	The three-year average annual TSR is calculated based on appreciation of our common share price on the TSX plus reinvested dividends for the period October 31, 2012 to October 31, 2015, based on information as disclosed by Bloomberg L.P.

CEO performance and compensation

David I. McKay, President and Chief Executive Officer

Mr. McKay assumed the role of President in February 2014 and CEO in August 2014. He is responsible for the overall leadership and management of RBC, and sets the strategic direction to drive total performance consistent with the interests of shareholders, clients, employees and other stakeholders. He is accountable to the board for the development and successful execution of strategy, while maintaining a strong capital position and prudent management of the risk profile of RBC. Mr. McKay’s overall stewardship responsibilities include setting the right “tone at the top” through leadership actions that exemplify RBC values and the development of leadership talent and the RBC brand to ensure the organization continues to generate sustainable shareholder value in the future.

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STI Program award

The short-term incentive program design for the CEO and other NEOs, excluding the Group Head, Capital Markets and Investor & Treasury Services, is determined by adding together the following components used to measure performance:

The board considered the following results in determining the STI award for Mr. McKay.

Objective	Basis of assessment	Results summary	Decision
Financial objectives (60%)	Net income (75% weighting) and ROE (25% weighting), determined using pre-established payout grids.

In 2015 we achieved record net income of $10,026 million, up 11.4% from the prior year, exceeding the STI Program target of $9,546 million by 5%. Results reflect record earnings in Personal & Commercial Banking, Capital Markets and Investor & Treasury Services, partially offset by lower earnings in Wealth Management and Insurance.

ROE was 18.6%, achieving the STI Program target of 18.6%. ROE was down 40 basis points from last year, as we continued to strengthen our capital position for the acquisition of City National Corporation, which was completed on November 2, 2015.

On the HR Committee’s advice, and in consideration of the financial performance of RBC, which exceeded STI Program targets overall, the board awarded Mr. McKay $1,291,500 for the portion of STI relating to financial performance, 10% above target, comprised of $1,009,100 for net income above STI target and $282,400 for achieving the ROE STI target. This includes a discretionary reduction to eliminate the favourable impact of a gain from the wind-up of a U.S.-based funding subsidiary, which was not contemplated in the plan established for the STI program.
Client objectives (10%)	A client index measured across business segments.	RBC exceeded the overall target for the objective set for the portion of STI relating to client satisfaction and loyalty, as measured by a client index, as described on page 69.	On the HR Committee’s advice, the board approved an award of $214,500 for Mr. McKay in respect of the portion of STI relating to client objectives, 10% above target, in consideration of exceeding the client objective target.
Risk and strategic objectives (30%)	Non-financial objectives to ensure the alignment of compensation with the interests of stakeholders including shareholders, clients, employees and communities.

Strong credit quality in 2015 and credit trends were stable through a disciplined risk management approach and diversification.

Announced the acquisition of City National Corporation, which will provide a foundation for future growth and generate shareholder value over the long term.

Overall, the HR Committee and the board determined that RBC exceeded the risk and strategic objectives. For a summary of results, refer to pages 69 to 71.

On the HR Committee’s advice, the board approved an award of $819,000 for Mr. McKay in respect of the portion of STI relating to risk and strategic objectives, 40% above target, in consideration of his performance.

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Risk and performance adjustments

The CRO considered the degree to which risk was fully incorporated in the financial results for compensation purposes, and advised the HR Committee that there were no risk considerations that warranted an adjustment for compensation purposes. On the advice of the HR Committee, the board confirmed that no risk adjustments were required to the STI award.

Discretionary adjustments

For 2015, the board exercised discretion to make a downward adjustment to eliminate the favourable impact of a gain from the wind-up of a U.S.-based funding subsidiary, which was not contemplated in the plan established for the STI Program. While the market and economic environment was unfavourable relative to the assumptions used in setting the net income and ROE targets, on the advice of the HR Committee, the board did not make any positive discretionary adjustments to the STI award.

Total STI award

On the HR Committee’s advice, the board approved a total STI award for Mr. McKay of $2,325,000.

MTI and LTI Program awards

In determining the MTI and LTI awards for Mr. McKay, the HR Committee considered our progress relative to our medium-term TSR objectives. With diluted EPS growth of 12.2%, ROE of 18.6% and a CET1 ratio of 10.6%, RBC achieved these medium-term objectives. On the recommendation of the HR Committee, the board awarded Mr. McKay an incentive award of $7,250,000, delivered in the form of performance deferred share units (80%) and stock options (20%). The HR Committee confirmed that no risk adjustments were required to the mid and long-term incentive awards based on the CRO’s review.

Summary of CEO compensation

2015 Total direct compensation

In respect of 2015, the board awarded Mr. McKay total direct compensation of $10,875,000, which is 9% above his 2015 target. In 2014, Mr. McKay held the role of Group Head, Personal & Commercial Banking for four months, President for five months and President and CEO for three months, and received compensation of $7,528,000.

	2015 target	2015 actual		2014 actual	2015 pay mix
Base salary	$1,300,000	$1,300,000		$995,000
Short-term incentive (STI)	1,950,000	2,325,000		1,533,000
Mid and long-term incentives
Performance deferred share units (PDSUs)	5,400,000	5,800,000		4,000,000
Stock options	1,350,000	1,450,000		1,000,000
Total	6,750,000	7,250,000		5,000,000
Total direct compensation	$10,000,000	$10,875,000	(1)	$7,528,000

(1)	In 2015, 76% of pay at-risk was deferred.

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CEO target compensation for 2016

On the appointment of Mr. McKay in 2014, the board adopted a multi-year approach to establishing his target compensation. The HR Committee considered the following factors in reviewing target compensation for 2016:

•	Mr. McKay’s rapid progress in demonstrating key leadership capabilities to deliver key strategic initiatives and strong financial performance in challenging economic and market conditions;
•	Acquisition of City National Corporation, which has increased the scope of Mr. McKay’s role and will provide a foundation for future growth in shareholder value over the long term;
•

Royal Bank of Canada is the largest Canadian bank in terms of net income after taxes (NIAT), revenue and market capitalization, holds the #1 or #2 market position in key retail and business product categories, and is one of the most diversified and complex business models relative to the core comparator group; and

•

Mr. McKay’s target total direct compensation relative to his peers in the core comparator group as well as the reference comparator group used to provide additional context in establishing the CEO’s target pay.

After taking these factors into consideration, on the recommendation of the HR Committee, the board increased Mr. McKay’s base salary to $1,500,000 effective January 1, 2016. No change was made to the STI target of 150% of base salary. Mr. McKay’s mid and long-term incentive targets were increased to $7,500,000.

Target total direct compensation in 2016 is $11,250,000.

CEO compensation: 2011-2015

The table below compares the compensation awarded to our CEO over the past five years (Mr. Nixon from 2011 to July 2014 and Mr. McKay from August 2014 to 2015), with the value realized or realizable as at December 31, 2015.

    The actual compensation values include salary and cash incentive payments, as well as the value at vesting of share units granted (or current value for units that are outstanding), the value of stock options exercised during the period and the value of in-the-money stock options that remain outstanding. Compensation outcomes are also compared to the value to shareholders, which represents the cumulative value of a $100 investment in shares made on the first trading day of the period indicated, assuming the reinvestment of dividends.

Year	Total direct compensation awarded (1) (millions)	Actual total direct compensation as at December 31, 2015 (millions)	Period	Value of $100
				CEO (2)	Shareholders (3)
2011	$10.1	$17.2	10/31/10 to 12/31/15	$170	$166
2012	$12.6	$15.7	10/31/11 to 12/31/15	$125	$179
2013	$12.7	$12.7	10/31/12 to 12/31/15	$100	$146
2014	$11.8	$11.3	10/31/13 to 12/31/15	$96	$114
2015	$10.9	$9.4	10/31/14 to 12/31/15	$87	$96
			Average	$115	$140

(1)	Includes salary and variable compensation awarded at year-end in respect of performance during the year.
(2)	Represents the actual value to the CEO for each $100 awarded in total direct compensation during the fiscal year indicated.
(3)	Represents the cumulative value of a $100 investment in shares made on the first trading day of the period indicated, assuming reinvestment of dividends.

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Other NEO performance and compensation

Determining short, mid and long-term incentive awards for 2015

In determining STI awards, the HR Committee considered the CEO’s recommendations, RBC and business segment net income, RBC ROE and achievements relative to non-financial objectives as described on pages 68 to 71. In determining mid and long-term incentive awards, the HR Committee considered the CEO’s recommendations and results relative to the financial objectives used to measure progress relative to our medium-term TSR objectives. All of these objectives were achieved as described on page 71.

Janice R. Fukakusa, Chief Administrative Officer and Chief Financial Officer

Ms. Fukakusa is responsible for setting the strategic direction for financial management consistent with the overall strategic direction of RBC. She leads Finance, Corporate Treasury, Enterprise Services, Investor Relations, Taxation and the General Counsel Group. In addition, Ms. Fukakusa chairs the RBC Group Operating Committee, which is responsible for the integration of governance and oversight of day-to-day functional, operating and technology activities across RBC.

Performance highlights

•	Refer to page 68 for a summary of results relative to financial objectives.
•	RBC maintained a strong capital position with a CET1 ratio of 10.6%, well above the 2015 regulatory target set by OSFI.
•	Provided strong leadership as CAO and CFO and as chair of the RBC Group Operating Committee and was a significant contributor to the overall results of RBC.
•	Strong client satisfaction and loyalty, exceeding the 2015 target as measured by a client index.
•	Continued to effectively lead the multi-year Operational Transformation Program, embedding agile and efficient ways of working across RBC.
•	Increased employee engagement results. Highly visible leader both internally and externally for diversity and inclusion, as well as in the not-for-profit sector.
•	Named as one of the 25 Most Powerful Women in Banking (American Banker Magazine) for the third consecutive year.

Short, mid and long-term incentive awards granted for 2015

The HR Committee recommended to the board an STI award of $1,287,000, which includes a downward discretionary adjustment to eliminate the favourable impact of a gain from the wind-up of a U.S.-based funding subsidiary. The HR Committee also recommended a mid-term incentive award of $2,360,000 and a long-term incentive award of $590,000. The board approved these recommendations.

Total direct compensation

	2015		2014	2015 pay mix
Base salary	$750,000		$750,000
Short-term incentive (STI)	1,287,000		1,313,000
Mid and long-term incentives
Performance deferred share units (PDSUs)	2,360,000		2,300,000
Stock options	590,000		575,000
Total	2,950,000		2,875,000
Total direct compensation	$4,987,000	(1)	$4,938,000
(1)	In 2015, 70% of pay at-risk was deferred.

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M. George Lewis, Group Head, Wealth Management and Insurance

Mr. Lewis was responsible for the strategic and operational performance of Wealth Management and Insurance. Wealth Management is comprised of Global Asset Management, Canadian Wealth Management and U.S. & International Wealth Management. Global Asset Management provides global investment strategies and solutions directly to institutional investors and also to individual clients through our distribution channels and third-party distributors. Wealth Management serves clients in target markets around the world and offers a comprehensive suite of investment, trust, banking, credit and other wealth management solutions to affluent, high net worth and ultra-high net worth clients. Insurance comprises our operations in Canada and globally and operates under two business lines: Canadian Insurance and International Insurance, providing a wide range of life, health, home, auto, travel, wealth and reinsurance products and solutions.

Effective November 1, 2015, Douglas A. Guzman was appointed Group Head, Wealth Management and Insurance to succeed Mr. Lewis.

Performance highlights

Wealth Management

•	Wealth Management did not achieve the fiscal 2015 NIAT target for STI purposes. Refer to page 68 for a summary of results relative to financial objectives.
•	Client satisfaction and loyalty, as measured by a client index, met 2015 objectives.
•

In Canada, our full service private wealth business is the industry leader, and in the U.S. we are among the top 10 full service brokerage firms in terms of assets and number of advisors, and we continue to focus on improving advisor productivity.

•	Continued to grow and invest in our global asset management businesses and maintained the leading market position in the Canadian mutual fund asset management industry.
•

Continued to execute Wealth Management strategic priorities including the realignment of our U.S. & International Wealth Management business, completing the divestitures of Royal Bank of Canada (Suisse) SA and certain Caribbean Wealth Management businesses.

•	Increased employee engagement results in Wealth Management, which were above the “Towers Watson High Performance” benchmark.

Insurance

•	Refer to page 68 for a summary of results relative to financial objectives.
•	Client satisfaction and loyalty, as measured by a client index, met 2015 objectives.
•

RBC Insurance is ranked as the #1 Banking-based Insurance brand globally, according to the 2015 Brand Finance Banking 500. We have also achieved steady growth, ranking as the 3rd largest life retrocessionaire and we continue to be active in the U.K. annuity longevity reinsurance market.

•	Increased employee engagement results in Insurance, which was above the “Towers Watson High Performance” benchmark.

Short, mid and long-term incentive awards granted for 2015

The HR Committee recommended to the board an STI award of $796,000, which includes a downward discretionary adjustment to eliminate the favourable impact of a gain from the wind-up of a U.S.-based funding subsidiary. The HR Committee also recommended a mid-term incentive award of $2,000,000, and a long-term incentive award of $500,000. The board approved these recommendations.

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Total direct compensation

	2015		2014	2015 pay mix
Base salary	$700,000		$700,000
Short-term incentive (STI)	796,000		952,000
Mid and long-term incentives
Performance deferred share units (PDSUs)	2,000,000		2,100,000
Stock options	500,000		525,000
Total	2,500,000		2,625,000
Total direct compensation	$3,996,000	(1)	$4,277,000
(1)	In 2015, 76% of pay at-risk was deferred.

A. Douglas McGregor, Group Head, Capital Markets and Investor & Treasury Services

Mr. McGregor is responsible for the strategic and operational performance of Capital Markets and Investor & Treasury Services. Capital Markets is comprised of two main business lines, Corporate and Investment Banking and Global Markets. Capital Markets offers a full suite of products and services in North America, and a diversified set of capabilities in key sectors of expertise outside of North America. Investor & Treasury Services delivers custodial, advisory, financing and other services to safeguard client assets, maximize liquidity and manage risk across multiple jurisdictions.

Performance highlights

Capital Markets

•	Refer to page 68 for a summary of results relative to financial objectives.
•

In Canada, maintained market leadership by deepening existing client relationships, despite challenges in the energy and commodity sectors, and gained new clients by leveraging our strong cross-border capabilities.

•

Continued to focus on growing our corporate and investment banking businesses, particularly in the U.S. and Europe, while reallocating capital from trading to corporate and investment banking businesses and managing risk by narrowing the focus of our trading products.

Investor & Treasury Services

•	Refer to page 68 for a summary of results relative to financial objectives.
•	The leading provider of custody, asset services and cash management and a leading provider of fund services in select offshore markets in Canada.
•	Rated by clients as the #1 global custodian for five consecutive years (Global Custody Survey, Global Investor ISF).
•	Continued to invest in talent management, employee training and development, and activities focused on employee engagement.

Annual, mid and long-term incentive awards granted for 2015

Mr. McGregor participates in the RBC Capital Markets Compensation Program (see pages 65 to 66 for more information on this program). The Capital Markets Compensation Program bonus pool is determined by earnings-based business performance, with a potential adjustment for RBC performance. Individual performance is based on financial results, as well as risk and strategic objectives. Individual incentive awards are discretionary. Mr. McGregor must defer a minimum of 65% of his variable compensation, aligned with other members of the Group Executive.

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The HR Committee recommended and the board approved an incentive award of $10,500,000, consistent with last year. This recommendation was approved by the board. The incentive award was allocated as follows: 35% cash ($3,675,000); 52% performance deferred share units ($5,460,000); and 13% stock options ($1,365,000).

Total direct compensation

	2015		2014		2015 pay mix
Base salary	$750,000		$750,000
Performance-based incentive awards
Annual incentive	3,675,000		3,675,000
Performance deferred share units (PDSUs)	5,460,000		5,460,000
Stock options	1,365,000		1,365,000
			2,000,000	(1)
Total direct compensation	$11,250,000	(2)	$13,250,000
(1)	As noted in the 2014 Circular, Mr. McGregor received a $2,000,000 special award consisting of deferred share units granted under the DSU Program to recognize his expanded responsibilities, effective December 4, 2013, as Group Head, Capital Markets and Investor & Treasury Services and Chair and Chief Executive Officer of RBC Capital Markets.
(2)	In 2015, 65% of pay at-risk was deferred.

Jennifer Tory, Group Head, Personal & Commercial Banking

Ms. Tory is responsible for developing and executing the integrated strategy for Personal & Commercial Banking, which is comprised of our personal and business banking operations, auto financing and certain retail investment businesses including our discount brokerage channel. Personal & Commercial Banking operates through two business lines: Canadian Banking and Caribbean and U.S. Banking, and provides services to more than 13.5 million individual, business and institutional clients across Canada, the U.S. and the Caribbean.

Performance highlights

•	Refer to page 68 for a summary of results relative to financial objectives.
•	Strong client satisfaction and loyalty, as measured by a client index, exceeding the 2015 target.
•

Maintained top rankings in market share in a competitive environment for most retail and business financial product categories; remained #1 in cross-selling: 23% of RBC clients have products in at least three key categories compared with our peer average of 14% (Canadian Financial Monitor by Ipsos Reid – Q3 2015).

•	Achieved solid volume growth across all products in Canada.
•	Launched mobile payment technology allowing clients with Android devices to use digital wallet anywhere in the world with any mobile network.
•	Strong growth (up 23% from 2014) in the number of clients using mobile platforms.
•	Increased employee engagement results in Personal & Commercial Banking, which were well above the “Towers Watson High Performance” benchmark.

Short, mid and long-term incentive awards granted for 2015

The HR Committee recommended and the board approved an STI award of $928,000, which includes a downward discretionary adjustment to eliminate the favourable impact of a gain from the wind-up of a U.S.-based funding subsidiary. The HR Committee also recommended a mid-term incentive award of $2,300,000, and a long-term incentive award of $575,000. The board approved these recommendations. In 2014, Ms. Tory held the role of Regional

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President, Greater Toronto Region for six months, and Group Head, Personal & Commercial Banking for six months, and received total direct compensation of $2,259,397.

Total direct compensation

	2015		2014	2015 pay mix
Base salary	$683,288		$445,397
Short-term incentive (STI)	928,000		614,000
Mid and long-term incentives
Performance deferred share units (PDSUs)	2,300,000		960,000
Stock options	575,000		240,000
Total	2,875,000		1,200,000
Total direct compensation	$4,486,288	(1)	$2,259,397
(1)	In 2015, 76% of pay at-risk was deferred.

Talent management and succession planning

A comprehensive framework aligned with our business strategies is in place to enable an integrated approach to talent management and succession planning. We focus on the identification, assessment and development of executives and high-potential talent to build leadership capability and strengthen overall succession, ensuring we have a pipeline of leaders to drive both short and long-term performance. Building diverse teams is a key priority in our leadership strategy and is embedded in our talent management practices. The CEO and senior leaders are stewards of the enterprise talent agenda and have specific performance objectives relating to talent management and succession planning, and are held accountable through the performance assessment process.

We believe leaders learn best from meaningful and varied on-the-job experiences and our staffing processes ensure the right people are appointed to roles to optimize both business performance and individual development. Our intent is to differentiate development for high-potential talent to prepare them for broader and more complex roles while also taking into consideration the need to build critical leadership capabilities. Our focus on advancing women and visible minorities into leadership roles is supported by clear accountability frameworks, staffing goals and a commitment to developing a robust pipeline of diverse leaders.

Our philosophy of development and promotion from within strengthens our culture, aids in retention of talent and provides more options for succession. We complement this practice with selective external hiring to bring in critical skills and capabilities, close succession gaps and benefit from diversity of thought. We also have a formal leadership development curriculum.

The HR Committee plays a key role in supporting the board in its oversight of talent management and succession planning. Annually, the HR Committee reviews and discusses with management the Executive Talent Management Report, which outlines the processes and practices for leadership development, the depth and diversity of succession pools for senior leadership roles across RBC, talent and succession risk metrics, progress made over the year, and plans for the upcoming year. In addition, our leadership strategy is reviewed by the HR Committee and the board.

Throughout the year, the board reviews and discusses succession plans for the CEO, Group Executive and Control Function Heads. At least annually, this includes an in-depth discussion of the contingency as well as short, medium and long-term succession plans for these roles and specific plans to address gaps. As part of this process, the CEO discusses the strengths and areas of development for key succession candidates, development progress over the prior year and future development plans. The board reviews and discusses possible

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scenarios for succession over various time horizons and development options such as job rotations and expanded mandates to further develop and assess potential successors. There is a systematic approach for the board to meet and get to know succession candidates. Talent strategies are also a component of business strategies which are reviewed with the board throughout the year and include talent requirements and plans to enable achievement of longer-term strategic objectives.

Executive compensation alignment with shareholder returns

The following chart compares the cumulative TSR of $100 invested in shares (assuming reinvestment of dividends) from October 31, 2010 to October 31, 2015 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Composite Banks Index over the same time period.

In the medium to long term, compensation for the NEOs is directly impacted by the share price as a large portion of NEO compensation is awarded as equity incentives with payouts tied to share price performance. The aggregate compensation approved for the NEOs as reported in each year’s Circular is illustrated in the chart below. Changes in total compensation paid to NEOs in the years 2010 through 2015 reflect RBC net income results, and performance in respect of the measures used to assess our progress relative to our medium-term TSR objectives. Total compensation for the NEOs prior to 2014 reflects the inclusion of two Co-Group Heads, Capital Markets and Investor & Treasury Services as NEOs, whereas the 2014 and 2015 values reflect a single Group Head, Capital Markets and Investor & Treasury Services. Total compensation for the NEOs in 2014 also reflects a one-time compensatory change in Mr. McKay’s pension value of $5,231,000, resulting from changes to his pension arrangement upon his appointment as President and CEO.

Five-year total shareholder return on $100 investment

Five-year total shareholder return on $100 investment

	2010	2011	2012	2013	2014	2015
Royal Bank of Canada	$100	$93	$113	$145	$172	$167
S&P/TSX Composite Banks Index	$100	$100	$113	$140	$165	$160
S&P/TSX Composite Index	$100	$99	$104	$115	$129	$123

NEO compensation

	2010	2011	2012	2013	2014	2015
NEO total compensation ($ millions) (1)	$40.7	$36.9	$44.6	$47.6	$46.1	$37.1
(1)	The NEO total compensation represents the aggregate compensation approved for the NEOs as reported in each year’s Circular. The 2014 value reflects Mr. Nixon’s compensation in respect of the nine months he served as CEO. The figure for 2015 includes the total compensation for Mr. McKay, Ms. Fukakusa, Mr. Lewis, Mr. McGregor and Ms. Tory.

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Cost of management ratio

RBC and other major Canadian financial institutions use cost of management ratios to show how corporate performance compares to compensation awarded to NEOs. The following table shows the link between RBC performance (as a percentage of RBC net income) and total compensation for the CEO and other NEOs, as reported in the summary compensation table, for the five-year period ended October 31, 2015.

The 2015 cost of management ratio continued to decrease. For additional background, the 2014 ratio included compensation for both the current and former CEO. For 2011 to 2013, values included compensation for the two Co-Group Heads, Capital Markets and Investor & Treasury Services.

Cost of management

Fiscal year	NEO total compensation (millions) (1)	Net income (millions) (2)	NEO total compensation as a % of net income
2015	$37.1	$10,026	0.37%
2014	$46.1	$9,004	0.51%
2013	$47.6	$8,342	0.57%
2012	$44.6	$7,507	0.59%
2011	$36.9	$4,852	0.76%
(1)	NEO total compensation represents the aggregate compensation approved for the NEOs as reported in each year’s Circular.
(2)	For 2011, net income was prepared under Canadian generally accepted accounting principles; 2012, 2013, 2014 and 2015 net income was prepared in accordance with International Financial Reporting Standards.

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NEO compensation

All information in this section is for the fiscal year ended October 31, 2015, unless noted otherwise. The following tables have been prepared to comply with the requirements of the Canadian Securities Administrators. Note that salaries shown here may differ from other compensation tables as the figures below represent salaries received in the fiscal year and other tables may include the annual base salary for the calendar year.

Summary compensation table

Name and principal position	Year	Salary ($)	Share- based awards (1) ($)	Option- based awards (2) ($)	Non-equity annual incentive plan compensation (3) ($)	Pension value (4) ($)	All other compensation (5) ($)	Total compensation ($)
D.I. McKay	2015	1,300,000	5,800,000	1,450,000	2,325,000	742,000	38,893	11,655,893
President and	2014	995,479	4,000,000	1,000,000	1,533,000	5,231,000	29,112	12,788,591
Chief Executive Officer (6)	2013	733,288	2,640,000	660,000	1,320,000	170,000	21,863	5,545,151
J.R. Fukakusa	2015	750,000	2,360,000	590,000	1,287,000	298,000	22,438	5,307,438
Chief	2014	750,000	2,300,000	575,000	1,313,000	400,000	22,438	5,360,438
Administrative Officer and Chief Financial Officer	2013	733,288	2,420,000	605,000	1,362,000	496,000	21,863	5,638,151
M.G. Lewis	2015	700,000	2,000,000	500,000	796,000	225,000	20,942	4,241,942
Group Head,	2014	700,000	2,100,000	525,000	952,000	194,000	20,942	4,491,942
Wealth Management and Insurance	2013	691,644	2,160,000	540,000	882,000	186,000	20,655	4,480,299
A.D. McGregor	2015	750,000	5,460,000	1,365,000	3,675,000	6,500	4,500	11,261,000
Group Head,	2014	750,000	7,460,000	1,365,000	3,675,000	6,500	4,500	13,261,000
Capital Markets and Investor & Treasury Services	2013	708,219	5,330,000	1,332,500	3,587,500	6,500	4,500	10,969,219
J. Tory	2015	683,288	2,300,000	575,000	928,000	105,000	20,367	4,611,655
Group Head,	2014	445,397	960,000	240,000	614,000	572,000	13,014	2,844,411
Personal & Commercial Banking (7)	2013	270,000	306,675	60,000	366,675	65,000	8,078	1,076,428
(1)	The 2015 amounts for each NEO represent the grant date fair value of performance deferred share units awarded on December 14, 2015 under the PDSU Program. The grant date fair value of each unit granted to each NEO was $74.28, based on the average closing price of shares on the TSX for the five trading days immediately preceding the grant date. In addition to awards granted under the PDSU Program, in 2014, Mr. McGregor received a special deferred share unit award granted under the DSU Program in the amount of $2,000,000 in recognition of his expanded responsibilities as Group Head, Capital Markets and Investor & Treasury Services and Chair and Chief Executive Officer of RBC Capital Markets. The 2014 and 2013 amounts for each NEO represent the grant date fair value of performance deferred share units awarded under the PDSU Program.
(2)	The 2015 amounts for each NEO represent awards made on December 14, 2015 under the Stock Option Plan. Valuing stock options: the Black-Scholes compensation value is based on a five-year average fair value and assumes options are held for the full 10-year term. For awards granted on December 14, 2015, the Black-Scholes compensation value was 12% of the option exercise price. The Black-Scholes compensation value of stock options differs from the accounting fair value disclosed in RBC annual financial statements. Under International Financial Reporting Standard 2, Share-based Payment (IFRS 2), options must be treated as an expense using the fair value method of accounting. The accounting fair value of each award is determined as at the grant date and is amortized over the relevant vesting period. While the Black-Scholes model is also used to calculate the accounting fair value, the assumptions used in the accounting fair value calculation are based on an expected term of six years, rather than the full option term of 10 years. This is consistent with IFRS 2 and reflects forfeitures as well as the exercise pattern of RBC executives. In addition, the accounting value is based on the grant date fair value rather than the five-year average fair value used for compensation purposes. The accounting grant date fair value for grants made under the Stock Option Plan on December 14, 2015 was based on a Black-Scholes value of 6.7% of the option exercise price. The Black-Scholes compensation value of options awarded on December 14, 2015 which are reported in this table was $4,480,000 and the accounting fair value of these same awards was $2,501,353. The Black-Scholes model is used for compensation purposes as it is consistent with the valuation approach used for accounting purposes.
(3)

The total STI award for each NEO includes cash and/or deferred share units. Executives, who voluntarily chose to receive their 2015 annual STI award in deferred share units, received deferred share units based on the average of

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the closing prices of shares on the TSX for the first five trading days in the open trading window in December, which was $74.28. Mr. McKay voluntarily chose to defer 50% of his annual variable short-term incentive award into deferred share units for fiscal 2015.
(4)	Pension value represents compensatory change. See pages 86 to 88 for more information on pension benefits for the NEOs. 2014 value for Mr. McKay reflects a one-time compensatory change resulting from changes to Mr. McKay’s pension arrangement upon his appointment as President and CEO. 2014 value for Ms. Tory reflects a one-time compensatory change resulting from changes to Ms. Tory’s pension arrangement upon her appointment as Group Head, Personal & Commercial Banking.
(5)	The amounts in this column represent the Bank’s contribution under the Royal Employee Savings and Share Ownership Plan (RESSOP) or RBC Dominion Securities Savings Plan (DSSP). The NEOs participate in the employee share ownership plans on the same basis as all other employees. See page 88 for more information about these plans.
(6)	Mr. McKay was Group Head, Personal & Commercial Banking from April 14, 2008 until February 25, 2014, President from February 26, 2014 to July 31, 2014, and President and Chief Executive Officer effective August 1, 2014.
(7)	Ms. Tory was Regional President, Greater Toronto Region from November 1, 2005 until April 20, 2014, and Group Head, Personal & Commercial Banking effective April 21, 2014.

Incentive plan awards

Outstanding share-based and option-based awards

In the table on page 84, share-based awards refer to unvested performance deferred share units previously awarded through the PDSU Program, DSU Program and the RBC Share Unit Program as at October 30, 2015. The value of unvested units awarded under the PDSU Program assumes no performance adjustment for relative TSR performance, and that the three-year average ROE is above the applicable performance threshold. For each NEO, the value of unvested units is based on a share price of $74.77, the closing price of RBC common shares on the TSX on October 30, 2015, the last trading day of the fiscal year. See pages 63 to 64 for more information about these awards.

Option-based awards include all unexercised stock options that are outstanding as at October 30, 2015. The value of unexercised in-the-money options as at October 30, 2015 is the difference between the exercise price of the options and $74.77, the closing price of RBC common shares on the TSX on October 30, 2015, the last trading day of the fiscal year.

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		Option-based awards					Share-based awards
Name	Grant date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Value of options exercised (1) (2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
D.I. McKay	7-Dec-2004	0	31.700	7-Dec-2014	0	66,181
	9-Dec-2005	1,144	44.125	9-Dec-2015	35,058	325,553
	12-Dec-2006	15,912	54.990	12-Dec-2016	314,739
	10-Dec-2007	39,352	52.944	10-Dec-2017	858,897
	6-Jun-2008	58,880	50.547	6-Jun-2018	1,426,250
	15-Dec-2008	113,100	35.368	15-Dec-2018	4,456,366
	16-Dec-2009	90,842	55.041	16-Dec-2019	1,792,222
	15-Dec-2010	82,668	52.595	15-Dec-2020	1,833,163
	14-Dec-2011	58,542	48.933	14-Dec-2021	1,512,550
	11-Dec-2012	44,852	58.648	11-Dec-2022	723,104
	17-Dec-2013	45,438	69.170	17-Dec-2023	254,453
	15-Dec-2014	74,852	78.587	15-Dec-2024	0
							139,249	10,411,674
Totals		625,582			13,206,802	391,734	139,249	10,411,674	0
J.R. Fukakusa	10-Dec-2007	62,960	52.944	10-Dec-2017	1,374,165
	15-Dec-2008	0	35.368	15-Dec-2018	0	4,104,109
	16-Dec-2009	90,842	55.041	16-Dec-2019	1,792,222
	15-Dec-2010	72,748	52.595	15-Dec-2020	1,613,187
	14-Dec-2011	50,560	48.933	14-Dec-2021	1,306,319
	11-Dec-2012	40,774	58.648	11-Dec-2022	657,358
	17-Dec-2013	41,652	69.170	17-Dec-2023	233,251
	15-Dec-2014	43,040	78.587	15-Dec-2024	0
							109,444	8,183,145
Totals		402,576			6,976,502	4,104,109	109,444	8,183,145	0
M.G. Lewis	12-Dec-2006	27,064	54.990	12-Dec-2016	535,326
	14-Mar-2007	41,124	57.900	14-Mar-2017	693,762
	10-Dec-2007	89,944	52.944	10-Dec-2017	1,963,118
	15-Dec-2008	0	35.368	15-Dec-2018	0	1,237,803
	16-Dec-2009	82,584	55.041	16-Dec-2019	1,629,300
	15-Dec-2010	72,748	52.595	15-Dec-2020	1,613,187
	14-Dec-2011	53,220	48.933	14-Dec-2021	1,375,045
	11-Dec-2012	38,922	58.648	11-Dec-2022	627,500
	17-Dec-2013	37,176	69.170	17-Dec-2023	208,185
	15-Dec-2014	39,298	78.587	15-Dec-2024	0
							100,887	7,543,340
Totals		482,080			8,645,423	1,237,803	100,887	7,543,340	0
A.D. McGregor	16-Dec-2009	263,028	55.041	16-Dec-2019	5,189,279
	15-Dec-2010	15,332	52.595	15-Dec-2020	339,987	3,182,506
	14-Dec-2011	106,546	48.933	14-Dec-2021	2,752,829
	11-Dec-2012	95,412	58.648	11-Dec-2022	1,538,232
	17-Dec-2013	91,736	69.170	17-Dec-2023	513,722
	15-Dec-2014	102,174	78.587	15-Dec-2024	0
							283,074	21,165,458
Totals		674,228			10,334,049	3,182,506	283,074	21,165,458	0
J. Tory	12-Dec-2006	11,368	54.990	12-Dec-2016	224,859
	10-Dec-2007	5,624	52.944	10-Dec-2017	122,749
	16-Dec-2009	4,130	55.041	16-Dec-2019	81,481
	15-Dec-2010	4,340	52.595	15-Dec-2020	96,240
	14-Dec-2011	6,388	48.933	14-Dec-2021	165,047
	11-Dec-2012	4,450	58.648	11-Dec-2022	71,743
	17-Dec-2013	4,132	69.170	17-Dec-2023	23,139
	15-Dec-2014	17,966	78.587	15-Dec-2024	0
							23,362	1,746,762
Totals		58,398			785,258	0	23,362	1,746,762	0
(1)	The value of options exercised is the benefit from the exercise of options granted in previous years, before deductions for taxes and commissions.
(2)	Mr. McKay’s options exercised were part of the automatic exercise of options program, which were due to expire in December 2014 or December 2015.

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Incentive plan awards – value vested or earned during the year

The table below includes the portion of option-based awards and any share-based awards under the PDSU Program that vested in the year ended October 31, 2015. It also includes the STI or annual bonus that was awarded for the 2015 fiscal year and paid in December 2015, received by the NEOs in cash and/or deferred share units that vested in the year ended October 31, 2015.

Name	Option-based awards – value vested during the year (1) ($)	Share-based awards – value vested during the year (2), (3) ($)	Non-equity incentive plan compensation – value earned during the year (4) ($)
D.I. McKay	1,859,253	4,101,757	2,325,000
J.R. Fukakusa	1,622,519	3,542,378	1,287,000
M.G. Lewis	1,660,394	3,728,870	796,000
A.D. McGregor	4,101,786	7,465,149	3,675,000
J. Tory	144,804	574,197	928,000
(1)	For the options granted on:
•	December 15, 2010 at an exercise price of $52.595, 50% of options vested on December 15, 2014 at a fair market value of $77.41, the previous trading day’s closing share price.
•	December 14, 2011 at an exercise price of $48.933, 50% of options vested on December 14, 2014 at a fair market value of $77.41, the previous trading day’s closing share price.
(2)	The amounts reflect values received from awards under the PDSU Program. The awards vested on December 14, 2014 and were paid out in cash based on a share price of $78.85, which represents the average price of shares on the TSX for the five trading days ending December 14, 2014. At time of vesting, the performance component of the payout was increased by 10% to reflect the Bank’s TSR relative to the financial performance comparator group.
(3)	The amount for Ms. Tory reflects RSUs she received under the RBC Share Unit Program which represents a portion of her 2011 STI that was deferred to meet minimum deferral requirements. The award vested on December 14, 2014 and was paid out in cash based on a share price of $78.85, which represents the average price of shares on the TSX for the five trading days ending December 14, 2014.
(4)	The amounts include cash and / or deferred share units for executives who voluntarily chose to receive their 2015 annual variable short-term incentive / annual cash bonus in deferred share units.

Securities authorized for issuance under equity compensation plans

The following table shows the equity securities authorized for issuance from treasury under compensation plans as at October 31, 2015, as approved by shareholders. Our equity compensation plans do not permit the issuance of shares that have not been previously approved by shareholders. The numbers shown in the table relate to the RBC Stock Option Plan.

Plan category	Number of securities to be issued upon exercise of outstanding options (a) (#)	Weighted-average exercise price of outstanding options (b) ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) (#)
Equity compensation plans approved by security holders	8,182,363	55.78	10,649,413
Equity compensation plans not approved by security holders	–	–	–
Total	8,182,363	55.78	10,649,413

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Stock Option Plan

The maximum number of shares that are issuable to executives designated by the HR Committee under the Stock Option Plan may not exceed 112,000,000 shares (representing 7.53% of issued and outstanding shares as at February 8, 2016). As described in the table below, as at October 31, 2015, outstanding stock options represented 0.6% of shares outstanding. Shares issuable under options that expire, terminate or are cancelled without having been exercised are available for subsequent grants of options under the plan. The exercise price of options is determined as the higher of the volume-weighted average of the trading price per share of a board lot of shares traded on the TSX: (i) on the day preceding the date of grant; and (ii) for the five consecutive trading days immediately preceding the date of grant.

Option grants may include stock appreciation rights (SARs). The exercise of a SAR entitles the participant to a cash payment equal to the number of shares covered by the SAR, multiplied by the amount by which the closing price on the TSX on the day prior to exercise exceeds the exercise price of the corresponding option. Upon the exercise of an option, the corresponding SAR is cancelled and vice versa.

Unvested stock options are forfeited if the participant’s employment with RBC is terminated, other than for retirement (as outlined on pages 89 to 90), disability or death. In the event of disability, options continue to vest and must be exercised within 60 months after disability or within 10 years from grant date, whichever is earlier. Upon death, options vest immediately and may be transferred by will or pursuant to laws of succession. Options must be exercised by the participant’s legal successor within 24 months after the date of death or within 10 years from grant date, whichever is earlier. See pages 89 to 90 for details about when a participant’s options terminate in circumstances other than retirement, disability or death.

The Stock Option Plan authorizes the board to make certain non-material plan amendments without shareholder approval, including administrative changes, termination of the plan, changes to vesting provisions and amendments to comply with changes to laws and regulations or accounting requirements. This amendment procedure was approved by shareholders at the 2007 Annual Meeting. No amendments were made to the Stock Option Plan in 2015. For more information about the Stock Option Plan, see pages 63 to 64.

The table below provides additional information on the Stock Option Plan for the past three years.

	Number of options as at October 31, 2015	Stock options as a % of outstanding common shares as at October 31, 2015
		Target	2015	2014	2013
Overhang (options outstanding and available to grant)	18,831,776	< 10%	1.3%	1.4%	1.6%
Dilution (current outstanding options)	8,182,363	< 5%	0.6%	0.6%	0.7%
Burn rate (the number of options issued each year)	803,310	< 1%	0.06%	0.05%	0.06%

Pension plan benefits

Defined benefit pension plan

Mr. McKay, Ms. Fukakusa, Mr. Lewis and Ms. Tory participate in the RBC Canadian Defined Benefit (DB) pension plan on the same basis as other employees.

The normal retirement age under the plan is 65, although early retirement benefits are available from age 55. Benefits are reduced for early retirement unless the member retires with 35 years of pensionable service.

Under the RBC Canadian DB pension plan, retirement income is determined using a formula that takes into account pensionable earnings and pensionable service under the plan. Pensionable earnings are defined as base salary and annual incentive awards during the best 60 consecutive months, capped at $175,000 per year.

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Supplemental pension benefits

In addition to the RBC Canadian DB pension plan, Mr. McKay, Ms. Fukakusa, Mr. Lewis and Ms. Tory receive supplemental pension benefits as defined under their individual executive pension arrangements. The supplemental pension benefits are capped for all NEOs. The supplemental pension benefits for Ms. Fukakusa, Mr. Lewis and Ms. Tory are reduced for early retirement unless the executive retires with 35 years of pensionable service in the RBC Canadian DB pension plan, or retires after attaining 60 years of age and 25 years of pensionable service in the RBC Canadian DB pension plan. The supplemental pension benefits vest when the executive retires from RBC and payments are subject to non-competition provisions.

The key provisions of the individual executive pension arrangements are described below.

CEO pension plan arrangement

Mr. McKay’s individual executive pension arrangement provides for an annual pension of $700,000 at age 55 (November 2018), increasing by $110,000 for each additional year of service after age 55 to a maximum annual pension of $1,250,000 at age 60 (this amount is inclusive of benefits payable from the RBC Canadian DB pension plan). Increases to Mr. McKay’s salary would not increase Mr. McKay’s pension benefits.

Other named executive officers

The table below shows the pension benefits the NEOs are entitled to receive under their individual executive pension arrangements, which include benefits payable from RBC pension plans:

•

Ms. Fukakusa’s pension benefits accrue at the following rates of pensionable earnings: 2% per year from age 40 to 44, 3% per year from age 45 to 59, and 2% per year from age 60 to 64. Her pensionable earnings are capped at 145% of final base salary, with final base salary capped at $700,000 per annum.

•

Mr. Lewis’ pension benefits accrue at the following rates of pensionable earnings: 2% per year from age 40 to 49, 3% per year from age 50 to 59, and 2% per year from age 60 to 64. His pensionable earnings are capped at the lesser of $750,000 or 150% of final base salary.

•

Ms. Tory’s pension benefits accrue at the following rates of pensionable earnings: 2% per year from age 40 to 49, 3% per year from age 50 to 59, and 2% per year from age 60 to 64. Her pensionable earnings are capped at the lesser of 150% of final base salary, or $300,000 in respect of service up to April 1, 2014, and $750,000 in respect of service thereafter.

Name	Number of years of credited service (#)	Annual pension benefits payable ($)		Opening present value of defined benefit obligation ($)	Compensatory change (2) ($)	Non- compensatory change (3) ($)	Closing present value of defined benefit obligation ($)
		At year-end (1)	At age 65
D.I. McKay	11.9	555,000	1,250,000	8,415,000	742,000	3,000	9,160,000
J.R. Fukakusa	21.0	586,000	660,000	9,301,000	298,000	(266,000)	9,333,000
M.G. Lewis	15.3	241,000	423,000	3,260,000	225,000	40,000	3,525,000
J. Tory	20.1	172,000	245,000	2,648,000	105,000	24,000	2,777,000
(1)	Annual pension benefits payable are benefits that have accrued and in some cases may not be fully vested.
(2)	Compensatory changes are the values of the projected pension earned from November 1, 2014 to October 31, 2015. The amounts shown are consistent with the disclosure in Note 17 of the RBC 2015 Annual Consolidated Financial Statements for the year ended October 31, 2015.
(3)	Non-compensatory changes include interest on obligations at the beginning of the year, gains and losses due to differences in actual experience compared to actuarial assumptions (other than those reflected in compensatory changes), employee contributions, and changes in actuarial assumptions, such as movements in the discount rate.

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The table below shows the years of credited service under the individual executive pension arrangements and years of RBC service as at October 31, 2015.

Name	Years of credited service (#)	Years of RBC service (#)
D.I. McKay	11.9	27.6
J.R. Fukakusa	21.0	30.2
M.G. Lewis	15.3	29.3
J. Tory	20.1	37.5

Defined contribution pension plans

Mr. McGregor participates in a closed Defined Contribution (DC) pension plan on the same basis as managing directors of RBC Dominion Securities Inc. Participants are required to contribute 3% of their earnings to an annual maximum of $6,500 per year and may choose to contribute an additional 1% to 5% of their earnings, to an annual maximum ($11,930 in 2015). RBC provides matching contributions to a maximum of $6,500 per year. Participants may invest their own contributions in a Registered Retirement Savings Plan account and invest the RBC matching contributions in the DC pension plan.

The table below shows the account balances for Mr. McGregor’s DC pension plan.

Name	Accumulated value at start of year ($)	Compensatory ($) (1)	Accumulated value as at October 31, 2015 ($)
A.D. McGregor	111,756	6,500	134,225
(1)	Compensatory change represents the employer contribution to the defined contribution pension plan on behalf of Mr. McGregor. Mr. McGregor is responsible for managing the investment of assets within the defined contribution pension plan.

Other benefits

Executives in Canada and the U.S. participate in RBC benefits programs on the same basis as other employees. The benefits programs include healthcare coverage, life and accident insurance and disability coverage. The benefits programs are comparable to the programs provided by companies in our core compensation comparator group.

In Canada, RBC executives can participate in the Royal Employee Savings and Share Ownership Plan, and executives in Capital Markets can participate in the RBC Dominion Securities Savings Plan, on the same basis as other employees in Canada. RBC provides a 50% matching contribution invested in shares up to a maximum of 3% of eligible earnings. The RBC matching contribution is capped at $4,500 annually for DSSP members. RBC executives also receive perquisites as part of their executive compensation program. Perquisites provided to executives vary by position, and are comparable to those provided by companies in our core compensation comparator group.

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Employment contracts, termination and change of control

Employment contracts

Royal Bank of Canada does not have employment contracts with any of the NEOs; however, it has standard compensation policies that govern termination or change of control situations.

Termination

Our severance plans and policies are designed to expedite transition to alternative employment, comply with relevant legal requirements and align with market practices. As required by Canadian law, severance calculations for our Canadian employees are based on service, age and position. Bonuses or short-term incentive payments for the severance period are calculated with reference to relevant individual and business performance factors.

If a NEO is terminated for cause, he or she will not be paid severance, and at the discretion of the board, will forfeit the following:

•	bonus payments under the annual variable STI Program;
•	units previously awarded and unvested under the PDSU Program;
•	unvested options under the Stock Option Plan; and
•	annual bonus awards.

In December 2013, the board appointed Mr. McGregor to the position of Group Head, Capital Markets and Investor & Treasury Services and Chair and Chief Executive Officer of RBC Capital Markets, and awarded him a special deferred share unit award in the amount of $2,000,000 to recognize his expanded responsibilities, effective December 4, 2013. The award will vest three years from the grant date and is subject to forfeiture should he voluntarily retire or be terminated with cause before the award vesting date. In the event of termination by RBC without cause before the vesting date, the award would vest immediately.

Change of control

RBC has a change of control policy that covers the NEOs and certain other senior executives. The policy is designed to ensure that key members of management stay in place for the benefit of shareholders in the event RBC is involved in a major shareholder transaction.

Benefits associated with the equity incentive programs are subject to a “double trigger”, which means the executive can accelerate vesting of any outstanding equity incentive awards only if he or she is terminated without cause within 24 months of the change of control. We define a major shareholder transaction as:

•	an entity or individual acquiring 20% or more of RBC voting shares;
•	a change of more than 50% in the directors on its board;
•	a merger or consolidation with another entity that would result in RBC voting shares representing less than 60% of the combined voting power following the merger or consolidation; or
•	a sale or disposition of 50% or more of the net book value of RBC assets.

Forfeiture and clawback policy

We maintain a policy with respect to compensation forfeiture and clawback, which is applicable in the event of fraud or misconduct, or financial restatement. See page 56 for more information.

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Termination and change of control benefits

Compensation elements	Retirement	Termination with cause/resignation	Termination without cause	Termination without cause following a change of control

Base salary	Ends as of the date of retirement	Ends as of the termination or resignation date	Paid out over severance period as salary continuation or as lump sum payment (up to 24 months based on service, age and position)	Lump sum payment equivalent to 24 months’ base salary

Annual short-term incentive and annual cash bonus	Receive pro-rated payment based on proportion of the fiscal year completed as of the date of retirement, paid at the end of year	Eligibility ends as of the termination or resignation date and no payment is made	Paid as lump sum at the end of each year of the severance period	Lump sum payment equivalent to 24 months’ short-term incentive / annual cash bonus

Deferred share units	Must be redeemed on or before December 15th of the calendar year following the year of retirement	Must be redeemed within 60 days of the termination or resignation date	Must be redeemed within 60 days of the end of the severance period (1)	Must be redeemed within 60 days of the end of the severance period

Performance deferred share units /RBC share units	Continue to vest, subject to non-competition provisions	All units are forfeited as of the termination or resignation date	Pro-rated payment for the vesting period completed as of the end of the severance period (2)	All unvested awards vest immediately upon termination

Stock options	Continue to vest, subject to non-competition provisions; must be exercised within 60 months of retirement date or 10 years from grant date, whichever is earlier	Unvested options are forfeited as of the termination or resignation date; vested options must be exercised within 90 days of termination or resignation date	Continue to vest to end of the severance period, all unvested options are forfeited thereafter; vested options must be exercised within 90 days of the end of severance period (2)	Vest immediately upon termination and must be exercised within 90 days of the termination date

Benefits	Eligible for retiree benefits	Eligibility ends as of the termination or resignation date	Pension credits and benefits continue during salary continuation	Pension credits and benefits continue during severance period

Perquisites	End as of the retirement date	End as of the termination or resignation date	Continue during severance period	Continue during severance period
(1)	Pursuant to the arrangement put in place in December 2013 upon Mr. McGregor’s appointment as Group Head, Capital Markets and Investor & Treasury Services and Chair and Chief Executive Officer of RBC Capital Markets, in the event of termination of Mr. McGregor’s employment by RBC without cause before the vesting date, a deferred share unit award in the amount $2,000,000 would vest immediately.
(2)	In the event of termination without cause occurring on or after the date the respective executive officer has become eligible for retirement, any unvested performance deferred share units and stock options will continue to vest, subject to non-competition provisions, in accordance with the retirement provisions of the PDSU Program and the Stock Option Plan.

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Potential payments to NEOs upon termination or change of control

The table below shows the value of the estimated incremental payments or benefits that would accrue to each NEO upon termination of his or her employment following retirement, termination with cause, resignation, termination without cause and termination following a change of control, assuming employment was terminated on October 31, 2015.

The value of equity-based compensation consists of awards previously granted and disclosed. For purposes of valuing equity-based awards, a price of $74.77 is used, which is the closing price of RBC common shares on the TSX on October 30, 2015, the last trading day of the fiscal year.

Event	D.I. McKay ($)	J.R. Fukakusa ($)	M.G. Lewis ($)	A.D. McGregor ($)	J. Tory ($)
Retirement	0	0	0	0	0
Termination with cause/resignation (1)	0	0	0	0	0
Termination without cause
Severance	5,468,667	4,076,667	3,096,000	8,651,667	2,350,783
Equity-based compensation (2)	2,848,857	0	0	2,328,111	0
Value of incremental pension benefits (3)	36,000	595,000	583,000	13,000	442,000
All other compensation (4)	193,696	149,484	143,622	20,606	140,932
Termination without cause following a change of control
Severance	5,468,667	4,076,667	3,096,000	8,651,667	2,350,783
Equity-based compensation	12,145,505	9,726,914	9,066,549	24,593,826	1,924,167
Value of incremental pension benefits (3)	36,000	595,000	583,000	13,000	442,000
All other compensation (4)	193,696	149,484	143,622	20,606	140,932
(1)	In the event of termination by RBC for reason of misconduct, gross negligence or willful breach of obligations, no benefits shall be payable from the individual executive pension arrangements for Mr. McKay, Ms. Fukakusa, Mr. Lewis and Ms. Tory.
(2)	Ms. Fukakusa, Mr. Lewis, Mr. McGregor and Ms. Tory were eligible for retirement as of October 31, 2015.
(3)	For Mr. McKay, Ms. Fukakusa, Mr. Lewis and Ms. Tory, the values shown represent the present value as at October 31, 2015 of the incremental pension benefits to which they would have been entitled had their employment terminated for the noted reason. The values shown reflect two years of additional service in the RBC Canadian DB pension plan and their individual executive pension arrangements (except for Mr. McKay). Mr. McKay would not have attained age 55 by the end of his salary continuance period, so he would not be entitled to any pension benefits from his individual executive pension arrangement as these benefits are only payable upon retirement /termination from RBC over the age of 55. The incremental annual pension benefits payable for Mr. McKay, Ms. Fukakusa, Mr. Lewis and Ms. Tory would be $4,000, $41,000, $36,000 and $30,000, respectively. The values shown have been determined using the same actuarial assumptions used for determining the October 31, 2015 year-end pension plan liabilities which are disclosed in RBC financial statements, with the exception that pension benefits are assumed to commence at the end of the salary continuance period, subject to a reduction in pension for early commencement, as applicable. Payment of pension benefits from the individual executive pension arrangements is subject to compliance with non-competition provisions. For Mr. McGregor, the values shown represent the additional RBC contributions to the defined contribution pension plan that would be payable during salary continuance.
(4)	All other compensation includes the RBC cost of benefits, RBC contributions under RESSOP and DSSP and perquisites that continue during salary continuance.

Additional information on compensation

The aggregate quantitative information on compensation disclosed on pages 92 to 93 is provided in accordance with Implementation Standard 15 of the FSB’s Principles for Sound Compensation Practices and Implementation Standards and the Basel Committee on Banking Supervision’s Pillar III disclosure requirements.

The 2015 Executive Compensation section also complies with various compensation disclosure requirements in the Prudential Sourcebook for Banks, Building Societies and Investment Firms, as required by the relevant U.K. regulator. Additional disclosures required under those requirements will be made separately.

92    |  Royal Bank of Canada

We have established criteria for the identification of employees who may have a material impact on the risk exposure of RBC, described on page 55. For the purpose of the tables below, “Senior Officers” include the CEO and members of the Group Executive. “Covered Employees” include employees whose professional activities may have a material impact on the risk profile of RBC.

In keeping with the FSB’s principles and standards and our compensation principles, a significant portion of variable compensation for Senior Officers and Covered Employees must be deferred over a number of years (at least 70% for the CEO, at least 65% for members of the Group Executive and at least 40% for Covered Employees).

All dollar values in the tables below are stated in millions of Canadian dollars. U.S. dollar compensation has been converted to Canadian dollars using the Bank of Canada’s foreign exchange rate of US$1.00 = C$1.3075 for 2015 and US$1.00 = C$1.1271 for 2014. These rates reflect the foreign exchange rate on the last trading day of each fiscal year.

Fixed and variable compensation paid

($ millions)	2015		2014
	Senior Officers	Covered Employees	Senior Officers	Covered Employees
Number of Employees	8	288	11	326
Fixed compensation
Cash-based	$6	$125	$7	$102
Variable compensation (1)
Cash-based (non-deferred) (2)	$12	$310	$ 13	$346
Cash-based (deferred)	$0	$4	$0	$11
Shares and share-linked instruments (non-deferred)	$0	$9	$ 0	$11
Shares and share-linked instruments (deferred)	$28	$270	$ 32	$281
(1)	2015 and 2014 variable compensation excludes guaranteed awards paid in the fiscal year, noted in the table entitled “Other compensation paid” below.
(2)	Includes the value of short-term incentives deferred, at the discretion of the employee, in the form of share units under the terms of the Deferred Share Unit Program.

Other compensation paid

($ millions)	2015				2014
	Senior Officers		Covered Employees		Senior Officers		Covered Employees
	Number of employees	Amount	Number of employees	Amount	Number of employees	Amount	Number of employees	Amount
Sign-on awards	0	$0	1	$1	0	$0	4	$4
Guaranteed awards	0	$0	12	$16	0	$0	9	$17
Severances (1)	0	$0	13	$6	For 2014 severances see note 1 below
(1)	Information regarding severance paid to Senior Officers and Covered Employees in fiscal 2014 was provided to OSFI on a confidential basis to protect employee privacy. The information includes the number of Senior Officers and Covered Employees who received severance payments, the aggregate amount of these payments, as well as the highest single severance payment paid. In 2015, the highest single severance payment was $1.3 million.

Royal Bank of Canada  |    93

Deferred compensation (1)

($ millions)	2015 (2)			2014 (3), (4)
	Senior Officers	Covered Employees		Senior Officers	Covered Employees
Outstanding
Vested	$38	$236	(4)	$67	$310
Unvested	$67	$363	(4)	$202	$469	(4)
Fiscal year payouts
	$26	$284		$32	$294
(1)	Excludes short-term incentives deferred, at the discretion of the employee, in the form of share units under the terms of the Deferred Share Unit Program.
(2)	For 2015, vesting status of awards is as at October 31, 2015. Values for deferred compensation in Canadian dollars are based on $74.77, the closing price of RBC common shares on the TSX on October 30, 2015, the last trading day of the fiscal year. U.S. deferred compensation is based on US$56.83, the closing share price of shares on the NYSE on October 30, 2015.
(3)	For 2014, vesting status of awards is as at October 31, 2014. Values for deferred compensation in Canadian dollars are based on $80.01, the closing price of shares on the TSX on October 31, 2014. U.S. deferred compensation is based on US$71.17, the closing share price of shares on the NYSE on October 31, 2014.
(4)	Values for 2015 and 2014 include cash-based deferred compensation in the amounts of $27 million and $25 million, respectively; amounts otherwise reflect deferred compensation granted in shares and share-linked instruments. There was no cash-based deferred compensation outstanding for Senior Officers in 2015 or 2014.

Since the December 2011 grants, variable compensation and outstanding deferred compensation have been subject to ex-post explicit and implicit adjustments, as noted under “Adjustments for compensation risk and performance outcomes” on page 56. RBC did not make any ex-post explicit or implicit adjustments to reduce previously granted deferred compensation awards that vested and were paid to plan participants during fiscal 2015.

Indebtedness of directors and executive officers

In the course of our business, loans are granted to directors, executive officers and other employees on terms normally accorded to other clients of comparable creditworthiness. Except for routine indebtedness, there is no outstanding indebtedness to RBC or its subsidiaries of current and former executive officers, directors or employees, or associates of current and former executive officers and directors.

Routine indebtedness includes: (i) loans made on terms no more favourable than loans to employees generally, for which the amount remaining unpaid does not exceed $50,000 at any time during the last completed financial year to any director, executive officer or proposed nominee together with his or her associates; (ii) loans to full-time employees, fully secured against their residence and not exceeding their annual salary; (iii) loans, other than to full-time employees, on substantially the same terms (including those as to interest and security rate) available to other customers with comparable credit and involving no more than the usual risk of collectability; and (iv) loans for purchases on usual trade terms, or for ordinary travel or expense advances, or similar reasons, with repayment arrangements in accordance with usual commercial practice.

94    |  Royal Bank of Canada

Additional items

Directors’ and officers’ liability insurance

The Bank has purchased, at its expense, directors’ and officers’ liability insurance which provides protection for directors and officers against liability incurred by them in their capacities as directors and officers of RBC and its subsidiaries. For the 12 months ending May 31, 2016, this insurance has a dedicated policy limit of $300 million for each claim and as an aggregate, together with an additional $50 million for directors of RBC only. There is no deductible for this coverage. The insurance applies in circumstances where the Bank may not indemnify its directors and officers for their acts or omissions. Premiums paid by RBC relating to directors’ and officers’ liability insurance are approximately $1 million per annum.

Available information

Financial information is provided in our comparative financial statements and Management’s Discussion and Analysis. Copies of these documents and the Bank’s management proxy circulars and annual information forms can be found at sedar.com or on our website at rbc.com/investorrelations or obtained on request from the Secretary, using the contact information at the back of this Circular.

Directors’ approval

The Board of Directors of the Bank has approved the content and sending of this Management Proxy Circular.

February 8, 2016

Karen McCarthy

Vice-President, Associate General Counsel and Secretary

Royal Bank of Canada  |    95

Schedule ‘A’: Change of auditor

CHANGE OF AUDITOR NOTICE

Royal Bank of Canada (“RBC”) hereby gives notice, pursuant to section 4.11 of National Instrument 51-102, as follows:

1.	RBC currently engages Deloitte LLP (Deloitte) as its auditor and on January 6, 2015 announced that it would be conducting a tender process for its external auditor services for fiscal 2016.

2.	On April 23, 2015, following the completion of the tender process, the Audit Committee determined that PricewaterhouseCoopers LLP (PwC) is the successful candidate to be appointed as RBC’s auditor for the 2016 fiscal year, subject to shareholder approval. Deloitte will continue to act as RBC’s auditor for the remainder of fiscal 2015.

3.	Deloitte’s reports on RBC’s financial statements relating to the period commencing at the beginning of RBC’s two most recently completed financial years, being Deloitte’s reports on the financial statements for the fiscal years ended October 31, 2013 and October 31, 2014, have not expressed any modified opinion.

4.	There have been no reportable events (including disagreements, consultations or unresolved issues) in connection with the audits of the two most recent fiscal years and with any subsequent period to date.

DATED this 24th day of April, 2015

96    |  Royal Bank of Canada

Confirmation of Change of Auditor Notice From Successor Auditor (PwC)

April 28, 2015

To:	British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers (Québec)

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Service Newfoundland & Labrador

Office of the Superintendent of Securities (Prince Edward Island)

Office of the Superintendent of Securities, Northwest Territories

Office of the Yukon Superintendent of Securities

Nunavut Securities Office

We have read the statements made by Royal Bank of Canada in the attached copy of change of auditor notice dated April 24, 2015, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements in the change of auditor notice dated April 24, 2015.

Yours very truly,

PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Attachment of notice excluded.

Royal Bank of Canada  |    97

Confirmation of Change of Auditor Notice from Former Auditor (Deloitte LLP)

April 29, 2015

To:	Ontario Securities Commission

Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Authorité des marchés financiers (Québec)

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities Service, Newfoundland and Labrador

Office of the Superintendent of Securities, (Prince Edward Island)

Nunavut Securities Office

Northwest Territories Securities Office

Office of the Superintendent of Securities, (Yukon Territories)

Dear Sirs/Mesdames:

Royal Bank of Canada – Change of Auditor Notice

We have read the Notice of Change of Auditor dated April 24, 2015 of Royal Bank of Canada (“RBC”) and, in accordance with section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations, we confirm that we agree with all of the statements contained therein.

Yours very truly,

Deloitte LLP

Chartered Professional Accountants, Chartered Accountants

Licensed Public Accountants

98    |  Royal Bank of Canada

Schedule ‘B’: Shareholder proposals

The Mouvement d’éducation et de défense des actionnaires (MÉDAC) of 82 Sherbrooke Street West, Montreal, QC H2X 1X3 has submitted the following proposal to be voted on at the Annual and Special Meeting of Common Shareholders. The proposal and MÉDAC’s supporting comments (translated from French to English) are set out below as required by the Bank Act.

Proposal No. 1	Simplifying financial reporting

It is proposed that the Board of Directors adopt a plan of action to simplify the financial statements and make them more accessible or create a committee with small shareholders to that end.

MÉDAC’s Argument

For almost twenty years now, MÉDAC has been reviewing numerous financial statements and annual reports. Over the years, we have observed an excess of information and have come to realize that financial reporting has turned into a burdensome compliance exercise that is of diminishing relevance to shareholders. Annual reports are getting longer and longer and have the effect of confusing readers instead of informing them.

It is imperative that the Bank think about this problem and commit to reviewing its financial reporting over a specified period in order to simplify it and make it more accessible. An example of how this could be achieved is provided by the MÉDAC fact sheet, which presents the highlights of an organization’s financial and non-financial performance during the most recent fiscal year on a single, double-sided 8 ½ x 11 sheet.

From a financial standpoint, these fact sheets will contain information to allow a less experienced investor to evaluate the company’s ability to generate sustained profits and to assess the level of financial security that the company can provide based on its debt ratio, market capitalization and the credit rating assigned to it by the rating agencies. On the non-financial side, these fact sheets will give an overview of improvements made by management to certain aspects of its corporate governance, including the role and composition of the board of directors, executive compensation, the pay gap between employees and management, the inclusion of women on the board of directors, etc.

We are willing to participate in your simplification committee and we are making approaches to the regulatory authorities and the Canadian Bankers Association to bring this project to fruition.

Royal Bank of Canada  |    99

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The content and presentation of financial statements reflect the requirements of domestic and international regulators and are influenced by expectations of investors. RBC acknowledges that financial statements have become increasingly lengthy and complex.

•    To speak to the need for more focused information to facilitate investor decisions RBC provides investor tools on our extensive and easy-to-navigate Investor Relations website, available at: rbc.com/investorrelations.

•    Our two page publication “RBC At a Glance” provides a succinct overview of RBC, its business performance and financial highlights, including key balance sheet items, key ratios and credit ratings, all presented on a quarterly basis.

•    Investors interested in greater detail may review the clear and simple tables and straightforward, point-form language in our quarterly investor presentations.

•    Our Annual Report includes a two page 10-year statistical review of our condensed balance sheet, income statement and key ratios and share information.

•    Our Statement of Corporate Governance Practices, starting at page 30 of this Circular, provides in an easy-to-read format the governance information referenced in the proposal relating to the role of the board and gender equity.

•    A succinct letter from our Human Resources Committee, starting at page 46 of this Circular, summarizes highlights of our approach to executive compensation.

These are some of the many options we already make available to investors seeking more accessible information about RBC

RBC also seeks to empower clients and investors with the knowledge and skills they need to make informed financial decisions. We offer a variety of resources, information and tools, on line and in person, to support financial literacy among youth, students, newcomers to Canada and seniors, as well as investors.

The Board of Directors therefore does not intend to adopt the additional plan of action called for by the proposal.

100    |  Royal Bank of Canada

Withdrawn proposals

Vancity Investment Management Inc.

Based on the Bank’s progressive employment policies and our commitment to further dialogue, Vancity Investment Management Inc. agreed to withdraw a shareholder proposal related to payment of the Living Wage, the income necessary to support families in specific communities.

MÉDAC

Following discussions with RBC, MÉDAC agreed that the following three proposals would not be submitted for a shareholder vote. As requested by MÉDAC, these proposals and the board’s responses are set out below.

1. Board tenure

It is proposed that the Board of Directors adopt a policy for board renewal by setting the maximum tenure of independent directors at 15 years.

MÉDAC’s Argument

In the past year, the AMF and certain other Canadian regulators have invited Canadian companies to consider increasing board turnover in order to make way for fresh talent, including women. In some countries, such as France, the U.K. and Australia, the question of term limits has been discussed as an issue of directors’ independence. It is indeed conceivable that after a certain time, directors become too entrenched to add value to the decision-making process. They become stale and it is more difficult for them to envision the company other than through the lens of its traditional growth path. While we acknowledge that a balance must be sought between experienced and freshly appointed directors, it is essential to bring in new blood, especially by including younger women directors.

A recent study entitled Zombie Boards: Board Tenure and Firm Performance suggests that a director’s contribution reaches a plateau after 12 years of service. The study indicates that this diminished contribution after a certain period has an effect, particularly on decisions on mergers and acquisitions, corporate strategies, innovation, financial reporting and compensation.

Like all Quebec and Canadian businesses, Royal Bank of Canada must contend with increasingly complex economic, technological and political environments. While we acknowledge that the director’s role involves an initial learning curve, it is in companies’ interest to regularly renew their boards of directors by bringing in individuals who contribute not only new skills, but fresh thinking to the analysis of the challenges facing the company.

Finally, we recommend that such a limit be expressed in the form of a term limit rather than an age limit, a practice which we believe smacks of ageism.

Royal Bank of Canada  |    101

RESPONSE OF THE BOARD OF DIRECTORS:

Renewal is a continuing focus of the Board of Directors. One aspect of this is our rigorous director assessment process, which is detailed on page 43 of this Circular. In 2011, to balance the benefits of experience with the need for new perspectives, the RBC board put in place policies to achieve diversity and ongoing renewal, incorporating director term limits and balancing an age limit with the flexibility to serve on the board for a minimum number of years, regardless of age.

Directors are not renominated for election after 15 years of service on the board. While directors who reach age 70 before serving 15 years also retire, an appropriate diversity of ages on the board is maintained because new directors, regardless of age, are permitted to serve for at least six years. The 15-year term for directors serving prior to May 27, 2011 is calculated starting on the date of the 2012 Annual Meeting. As noted on page 40 of this Circular, women comprise 5 of 14 nominees (36%) for election to the board.

To maintain the strength of the board, succession is carefully planned over the longer term. The chart on page 39 of this Circular shows the relative tenure of our directors, with 50% having served five years or less.

The Board of Directors therefore does not intend to adopt the similar approach suggested in the proposal.

2. Customer service

It is proposed that the Board of Directors table a report on the steps it has taken in the past year to increase customer satisfaction in both the short and the medium term.

MÉDAC’s Argument

According to a survey published on July 31, 2015 by J.D.Power,(1) a global leader in the evaluation of consumer products and services, short-term profit-seeking by Canadian banks is occurring at the expense of customer satisfaction. Two examples: the significant increase in average in-branch wait times and the increase in miscellaneous fees.

For a shareholder, this performance is of great concern since it can have serious repercussions on the Bank’s medium and long-term performance. According to a study by Accenture,(2) 27% of all Canadian bank customers would consider a branchless digital bank if they were to switch financial institutions. Another result from this survey that is of concern: young consumers in North America would be open to banking with technology players such as Google, Amazon and Apple if those companies offered such services. According to a spokesperson for Accenture Canada:

“The game is changing for banking in Canada and the U.S., and tomorrow’s consumer is coming of age with a very different perception of what a bank could be. These new customer expectations will prove disruptive to banks, if non-bank entrants gain momentum and if banks do not adapt quickly.”

Consequently, we are making this proposal in order to obtain more information about the Bank’s strategy in face of these new trends and about what it intends to do in the short term to respond better to its customers’ expectations.

(1)	Survey of 14,000 customers of Canadian retail banks.
http://affaires.lapresse.ca/economie/services-financiers/201507/31/01-4889437-plus-dinsatisfaction-envers-lesbanques-canadiennes.php
(2)	http://www.advisor.ca/news/industry-news/gen-y-wants-alternative-banking-options-153999

102    |  Royal Bank of Canada

RESPONSE OF THE BOARD OF DIRECTORS:

Our vision is to be among the world’s most trusted and successful financial institutions. One measure of our progress toward this goal is client satisfaction and loyalty. RBC is committed to providing exceptional customer service for the more than 16 million personal, business, public sector and institutional clients we serve. We seek to build lasting relationships, deliver excellent value and provide differentiated client experiences. As non-traditional competitors emerge, we are innovating to create simple and compelling digital experiences for RBC clients.

We recognize that competition for clients among financial services companies is intense. The retail banking survey in the J.D. Power survey referenced in the proposal ranks RBC second highest among large Canadian banks in client satisfaction. Client loyalty and retention are influenced by a number of factors, including products and services offered, new technology, relative service levels and prices, and our reputation.

Practically speaking, management of client relations requires frequent attention and flexible decision-making and is a task that is fundamental to management’s ability to run its businesses, rather than a matter for direct shareholder oversight. Management focuses efforts towards improving the client experience through a variety of means – improved product offerings, technological advancements, and continuous improvement to the service and advice provided to clients. On pages 22 and 23 of the 2015 Annual Report RBC discloses highlights of our strategic approach and key strategic priorities for 2016. Our strategies for improving customer satisfaction and loyalty are competitively sensitive and for proprietary reasons it would not be in the best interest of RBC to table the additional report suggested in the proposal.

The Board of Directors assesses the performance of the senior RBC executives relative to a combination of financial, client, risk and strategic objectives, which are aligned with our strategic goals. Client satisfaction and loyalty, measured by an index comprised of a combination of client survey results, rankings and awards of our businesses, are among the performance factors determining their variable compensation. The board therefore believes that the specific report requested is not warranted.

3. Paying a fair share of income taxes

It is proposed that the Bank, like all other members of Quebec society, share in the efforts to put Quebec’s public finances on a better footing.

MÉDAC’s Argument

In his last economic update, Carlos Leitão, Quebec Minister of Finance, announced an increase, to apply from December 3, 2014 until March 31, 2017, in the temporary surtax on wages paid by financial institutions. This temporary payroll tax would increase from 2.8% to 4.48%. Following the announcement, it was reported in the media that, behind the scenes, the Canadian Bankers Association (CBA) (1) was busy trying to convince the Quebec government to back track.

In a situation where everyone must put their shoulder to the wheel, the reaction of the Canadian banks is questionable, especially as in the last fiscal year, Canada’s top seven banks earned profits of about $33.4 billion.

(1)	http://ici.radio-canada.ca/nouvelles/economie/2014/12/16/004-banque-surtaxe-quebec-equilibre-budgetaire-lobbyisme.shtml

Royal Bank of Canada  |    103

RESPONSE OF THE BOARD OF DIRECTORS:

RBC is fully compliant with the temporary Quebec payroll surtax referenced in this proposal. We are a significant taxpayer in Canada and Quebec. In the 2015 fiscal year, total income and other tax expense paid in Canada to various levels of government totaled $1.9 billion. Included in this number is approximately $162 million in taxes paid in Quebec. Overall taxes paid by RBC globally amounted to approximately $3.1 billion.

We support the efforts made by Quebec to strengthen its financial position and to balance its budget and we understand that all components of Quebec society should contribute to achieving this objective. We also believe that:

•    a key contributor to a growing economy and a balanced budget is a competitive tax structure which will stimulate economic growth and enhance the standard of living of Quebecers by promoting investment and job creation; and

•    corporate taxation should be neutral in application, rather than targeting certain businesses and favouring others.

We recognize the efforts made by the Government of Quebec to adopt a focused approach, making the payroll tax referred to in the proposal a temporary increase. However, it is important to note that this temporary increase in the surtax on salaries paid by financial institutions is a tax on jobs – the approximately 7,000 RBC jobs among the overall 45,000 bank jobs in Quebec – and, therefore, a tax on employment creation in Quebec. In this regard the proposal refers to the position of the Canadian Bankers Association (CBA). The CBA works on behalf of 60 domestic and foreign banks operating in Canada, and their 280,000 employees, advocating for public policies that contribute to a banking system that benefits Canadians and Canada’s economy.

A strong and stable financial sector contributes to the economy of Quebec, and RBC takes seriously its responsibilities as an employer and stimulator of the Quebec economy. For these reasons we do not accept any suggestion that RBC does not support Quebec’s efforts to strengthen its public finances.

Shareholder information

Mailing address:	Secretary Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada corporate.secretary@rbc.com		Chair of the Board Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada or visit our website at rbc.com/governance
Shareholder contacts:

For dividend information, change in share registration or address, lost stock certificates, tax forms, estate transfers or dividend reinvestment, please contact:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Canada

	Tel:	1-866-586-7635 (Canada and the U.S.) or
514-982-7555 (International)
	Fax:	1-888-453-0330 (Canada and the U.S.) or
416-263-9394 (International)
service@computershare.com

For other shareholder inquiries, please contact:
	Shareholder Relations Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada		Investor Relations Royal Bank of Canada 200 Bay Street, North Tower Toronto, Ontario M5J 2W7 Canada

	Tel:	416-955-7806	Tel:	416-955-7802
invesrel@rbc.com

® / ™ Trademarks of Royal Bank of Canada.	81110 (02/2016)